Exhibit 99.1
2005
FINANCIAL INFORMATION
BELL CANADA

This document contains the Bell Canada
management’s discussion and analysis of
financial condition and results of operations
and its financial statements.
Bell Canada is indirectly wholly-owned by BCE Inc.
To obtain a copy of BCE Inc.’s 2005 annual report,
please visit BCE Inc.’s website at www.bce.ca,
call 1-888-932-6666 or write to us at:
Corporate Communications
1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec
Canada H3B 4Y7

p. 2       MANAGEMENT’S DISCUSSION AND ANALYSIS
Please refer to the audited consolidated financial statements when reading this MD&A. You will find more information about us, including Bell Canada’s annual information form for the year ended December 31, 2005 (Bell Canada 2005 AIF) and recent financial reports, on BCE Inc.’s (BCE) website at www.bce.ca, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.
In this MD&A, we, us and our mean Bell Canada, its subsidiaries and joint ventures. BCE is our ultimate parent company. BCE owns indirectly 100% of Bell Canada. Bell Canada Holdings Inc. (BCH) is our parent company. BCH owns 100% of Bell Canada.
All amounts in this MD&A are in millions of Canadian dollars, except where otherwise noted.
This management’s discussion and analysis of financial condition and results of operations (MD&A) comments on Bell Canada’s operations, performance and financial condition for the years ended December 31, 2005 and 2004.
ABOUT FORWARD-LOOKING STATEMENTS
A statement we make is forward-looking when it uses what we know and expect today to make a statement about the future. Forward-looking statements may include words such as anticipate, assumption, believe, could, expect, goal, guidance, intend, may, objective, outlook, plan, seek, should, strive, target and will.
     Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.
     Bell Canada’s 2005 financial information, including this MD&A, contains forward-looking statements about our objectives, plans, strategies, financial condition, results of operations, cash flows and businesses. These statements are forward-looking because they are based on our current expectations, estimates and assumptions about the markets we operate in, the Canadian economic environment and our ability to attract and retain customers and to manage network assets and operating costs. All such forward-looking statements are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and of any applicable Canadian securities legislation, including the Securities Act of Ontario. It is important to know that:
• unless otherwise indicated, forward-looking statements in Bell Canada’s 2005 financial information, including in this MD&A, describe our expectations at March 1, 2006
• our actual results could differ materially from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize and, accordingly, you are cautioned not to place undue reliance on these forward-looking statements.
• except as otherwise indicated by Bell Canada or BCE, forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on our business. Such statements do not, unless otherwise specified by Bell Canada or BCE, reflect the impact of dispositions, sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made. The financial impact of these transactions and non-recurring and other special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business.
• we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available as a result of future events or for any other reason.
A number of assumptions were made by us in making forward-looking statements in Bell Canada’s 2005 financial information, including in this MD&A, such as certain Canadian economic assumptions, market assumptions, operational and financial assumptions and assumptions about transactions. Certain factors that could cause results or events to differ materially from our current expectations include, among others, our ability to implement our strategies and plans, our ability to implement the changes required by our strategic direction, the intensity of competitive activity and the ability to achieve customer service improvement while significantly reducing costs. Assumptions made in the preparation of forward-looking statements and risks that could cause our actual results to differ materially from our current expectations are discussed throughout this MD&A and, in particular, in Assumptions Made in the Preparation of Forward-Looking Statements and Risks That Could Affect Our Business and Results.
NON-GAAP FINANCIAL MEASURES
EBITDA
The term EBITDA does not have any standardized meaning according to Canadian generally accepted accounting principles (GAAP). It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA is presented on a consistent basis from period to period.
     We use EBITDA, among other measures, to assess the operating performance of our ongoing businesses without the effects of amortization expense, net benefit plans cost, and restructuring and other items. We exclude amortization expense and net benefit plans cost because they largely depend on the accounting methods and assumptions a company uses, as well as
BELL CANADA 2005 FINANCIAL INFORMATION

p. 3
non-operating factors such as the historical cost of capital assets and the fund performance of a company’s pension plans. Excluding restructuring and other items does not imply they are necessarily non-recurring.
     EBITDA allows us to compare our operating performance on a consistent basis. We believe that certain investors and analysts use EBITDA to measure a company’s ability to service debt and to meet other payment obligations, or as a common measurement to value companies in the telecommunications industry.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to EBITDA on a consolidated basis.

	2005	2004

Operating income	3,755	2,695
Amortization expense	2,989	2,962
Net benefit plans cost	389	235
Restructuring and other items	54	1,219

EBITDA	7,187	7,111

OPERATING INCOME BEFORE RESTRUCTURING AND OTHER ITEMS
The term operating income before restructuring and other items does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use operating income before restructuring and other items, among other measures, to assess the operating performance of our ongoing businesses without the effects of restructuring and other items. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.
     The most comparable Canadian GAAP financial measure is operating income. The table below is a reconciliation of operating income to operating income before restructuring and other items on a consolidated basis.

	2005	2004

Operating income	3,755	2,695
Restructuring and other items	54	1,219

Operating income before restructuring and other items	3,809	3,914

NET EARNINGS BEFORE RESTRUCTURING AND OTHER ITEMS AND NET GAINS ON INVESTMENTS
The term net earnings before restructuring and other items and net gains on investments does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies.
     We use net earnings before restructuring and other items and net gains on investments, among other measures, to assess the operating performance of our ongoing businesses without the effects of after-tax restructuring and other items and net gains on investments. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are necessarily non-recurring.
     The most comparable Canadian GAAP financial measure is net earnings applicable to common shares. The following table is a reconciliation of net earnings applicable to common shares to net earnings before restructuring and other items and net gains on investments on a consolidated basis.

	2005	2004

Net earnings applicable to common shares	2,098	1,527
Restructuring and other items	36	770
Net gains on investments	—	(179)

Net earnings before restructuring and other items and net gains on investments	2,134	2,118

FREE CASH FLOW
The term free cash flow does not have any standardized meaning according to Canadian GAAP. It is therefore unlikely to be comparable to similar measures presented by other companies. Free cash flow is presented on a consistent basis from period to period.
     We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

Non-GAAP Financial Measures
This section describes the non-GAAP financial measures we use in the MD&A to explain our financial results. It also provides reconciliations of the non-GAAP financial measures to the most comparable Canadian GAAP financial measures.
EBITDA
We define EBITDA (earnings before interest, taxes, depreciation and amortization) as operating revenues less operating expenses, meaning it represents operating income before amortization expense, net benefit plans cost, and restructuring and other items.
Free Cash Flow
We define free cash flow as cash from operating activities after capital expenditures, total dividends and other investing activities.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 4      MANAGEMENT’S DISCUSSION AND ANALYSIS
     We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.
     The most comparable Canadian GAAP financial measure is cash from operating activities. The table below is a reconciliation of cash from operating activities to free cash flow on a consolidated basis.

	2005	2004

Cash from operating activities	5,508	5,333
Capital expenditures	(3,122)	(3,026)
Total dividends paid	(1,747)	(1,736)
Other investing activities	5	(15)

Free cash flow	644	556

ABOUT OUR BUSINESS
Bell Canada is the nation’s leading provider of wireline and wireless communications services, Internet access, data services and video services to residential and business customers. We report our results of operations in four segments. Each reflects a distinct customer group: Residential, Business, Aliant and Other Bell Canada. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance. We discuss our consolidated operating results in this MD&A, as well as the operating results of each segment. See Note 2 to the consolidated financial statements for information about our segments. We also discuss our results by product line to give further insight into these results.
     The following chart shows the operating revenues that each segment contributed to total operating revenues for the year ended December 31, 2005. Some of these revenues vary slightly by season. Business segment revenues tend to be higher in the fourth quarter because of higher levels of voice and data equipment sales. Our operating income can also vary by season. Residential segment operating income tends to be lower in the fourth quarter due to the higher costs associated with greater subscriber acquisition during the holiday season.
RESIDENTIAL SEGMENT
The Residential segment (formerly the Consumer segment) provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     Local telephone and long distance services are sold under the Bell brand, wireless services through Bell Mobility Inc. (Bell Mobility), Internet access under the Sympatico brand and video services through Bell ExpressVu.
BUSINESS SEGMENT
The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s large enterprise (Enterprise) customers and small and medium-sized businesses (SMB) in Ontario and Québec, as well as to business customers in Western Canada through Bell West, our division offering competitive local exchange carrier (CLEC) services in Alberta and British Columbia.
     In 2005, Bell Canada acquired a number of small, specialized service companies, allowing us to broaden our product suite of information and communications technology (ICT) solutions (or value-added services (VAS)) for both Enterprise and SMB customers.
     The Business segment also reflects the retail portion of the operations of 360networks Corporation (360 networks) acquired in November 2004 and operating in Western Canada as the Group Telecom unit within Bell Canada.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 5
ALIANT SEGMENT
The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant Inc. (Aliant). At December 31, 2005, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
OTHER BELL CANADA SEGMENT
The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec Limited Partnership (Télébec), NorthernTel Limited Partnership (NorthernTel) and Northwestel Inc. (Northwestel). Our Wholesale business provides various access and network services to other resale or facilities-based providers of local, long distance, wireless, Internet, data and other telecommunications services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories.
     At December 31, 2005, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel, with the remaining 37% owned by the Bell Nordiq Income Fund.
FORMATION OF REGIONAL TELECOMMUNICATIONS SERVICE PROVIDER
On March 7, 2006, BCE and Aliant announced their intention to create a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec indirectly held through Bell Nordiq Group Inc., an indirect wholly-owned subsidiary of Bell Canada.
     By combining these assets, we will create a new regional telecommunications service provider of significant scale and scope that brings a strong focus on customer service and regional needs. The new trust will be controlled by BCE and will remain integral to Bell Canada’s operations, ensuring that we retain control of core assets in the most capital efficient way.
     The new trust, which will be headquartered in Atlantic Canada, is expected to own approximately 3.4 million local access lines, have approximately 400,000 high-speed Internet subscribers in six provinces, and manage the provision of all wireline, legacy data and Internet products for all residential and business customers located in its territory. The transition to the trust will be seamless for customers as products and services will continue to be sold under the Bell and Sympatico brands within the trust’s operating territory in Ontario and Québec and under the Aliant and DownEast brands in Atlantic Canada.
     At the same time, in partial exchange for its contribution to a subsidiary of the trust, Bell Canada will acquire Aliant Mobility and Aliant’s DownEast Communications retail outlets. Furthermore, approximately $1.25 billion of Bell Canada debt will effectively be transferred to the trust.
     Upon closing, BCE will hold a 73.5% indirect interest in the trust, which it expects to reduce to approximately 45% through a distribution of trust units to holders of BCE common shares. At closing, Aliant’s minority shareholders will exchange their common shares for trust units, retaining a 26.5% interest in the new trust. Bell Nordiq Income Fund will continue to trade and operate independently.
     BCE plans to establish a governance structure for the proposed income trust in line with comparable current income trust precedents, and will control and consolidate the financial results of the new trust. BCE will retain the ability to nominate a majority of the board of trustees of the trust and of the board of directors of the operating entities of the trust as long as it owns a 30% or more interest in the trust. Also, BCE will have the ability to veto certain actions of the new trust and its operating entities as long as it owns a 20% or more interest in the new trust. At closing, Bell Canada and the trust will enter into a number of outsourcing and commercial agreements pursuant to which Bell Canada will support the operations of the trust. Similar agreements will be entered into between the trust and Bell Canada to support Bell Canada’s wireless operations in Atlantic Canada. The transaction is expected to close as early as the third quarter of 2006 but only once all closing conditions are satisfied and all necessary approvals and consents are obtained.
OUR PRODUCTS AND SERVICES
We have six major lines of business:
•	local and access services

•	long distance services

•	wireless services

•	data services

•	video services

•	terminal sales and other.
Local and Access Services
Bell Canada operates an extensive local access network that provides local telephone services to business and residential customers. The 12.6 million local telephone lines, or network access services (NAS), we provide to
BELL CANADA 2005 FINANCIAL INFORMATION

p. 6       MANAGEMENT’S DISCUSSION AND ANALYSIS
our customers are key in establishing customer relationships and are the foundation for the other products and services we offer.
     Local telephone service is the main source of local and access revenues. Other sources of local and access revenues include:
• VAS, such as call display, call waiting and voicemail
• services provided to competitors accessing our local network
• connections to and from our local telephone service customers for competing long distance companies
• subsidies from the National Contribution Fund to support local service in high-cost areas.
Rates for local telephone and VAS services in our incumbent territories are regulated by the CRTC.
     The local telephone services market became increasingly competitive in 2005 as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services. In 2005, we launched our own Voice over Internet Protocol (VoIP) service for residential customers under the name Bell Digital Voice.
Long Distance Services
We supply long distance voice services to residential and business customers. We also receive settlement payments from other carriers for completing their customers’ long distance calls in our territory.
     Prices for long distance services have been declining since this market was opened to competition. In 2005, the long distance services market became more competitive with the emergence of cable telephony and the continuing impact from non-traditional suppliers (i.e. prepaid card, dial-around and other VoIP providers).
Wireless Services
We offer a full range of wireless communications services to residential and business customers, including cellular, personal communications services (PCS) and paging. PCS customers can get wireless access to the Internet through our Mobile Browser service or send text messages. We also provide VAS, such as call display and voicemail, data applications including e-mail and video streaming, and roaming services with other wireless service providers. Customers can choose to pay for their cellular and PCS services through a monthly rate plan (postpaid) or in advance (prepaid). At the end of 2005, we had approximately 5.8 million cellular, PCS and paging customers.
     The wireless division of each of our incumbent telephone companies provides wireless communications in its home territory, except for Bell Mobility, which provides these services in its home territory, as well as in Alberta and British Columbia.
     Our wireless network provides voice services, as well as data services, at typical transmission speeds of approximately 120 kilobits per second (Kbps) delivered over our existing single-carrier radio transmission technology (1xRTT) network. In 2005, we launched Canada’s first Evolution, Data Optimized (EVDO) wireless data network in Toronto and Montréal. EVDO technology is the third generation (3G) of wireless networks delivering average data download speeds of 400-700 Kbps with peaks of up to 2.4 megabits per second (Mbps). We expect to deploy EVDO in other major urban centres across Canada in 2006. At the end of 2005, our wireless network covered:
• 95% of the population in Ontario and Québec
• approximately 90% of the population in Atlantic Canada
• the major cities in the provinces of Alberta and British Columbia.
In 2005, we introduced two new brands geared towards the key youth market segment. In February, we launched our joint venture with the Virgin Group to offer wireless services under the Virgin brand. In July, Bell Mobility introduced Solo Mobile, a new brand featuring custom-built services and unique applications such as a nationwide pay-per-use push-to-talk (PTT) service and the choice of postpaid or prepaid options. We are the first Canadian wireless operator to actively market PTT to the consumer youth segment.
Data Services
High-speed Internet access service provided through DSL technology for residential and business customers, particularly SMB, is a growth area for Bell Canada. At the end of 2005, we had approximately 2.2 million high-speed Internet customers.
     We expanded our DSL high-speed Internet footprint in Ontario and Québec to 85% of homes and business lines passed at the end of 2005, compared with 83% at the end of 2004. In Atlantic Canada, DSL high-speed Internet was available to 81% of homes and 85% of businesses at the end of 2005, compared with 72% and 79%, respectively, at the end of 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 7
     During 2005, we enhanced our suite of DSL services by upgrading our Sympatico DSL Basic offering from 256 Kbps to 512 Kbps and by launching a Basic Lite DSL service at 128 Kbps. In addition, we increased our broadband access speed for ultra high-speed users to 5 Mbps from 4 Mbps for residential customers and to 6 Mbps from 4 Mbps for SMB customers.
     In 2005, we became a partner in the Inukshuk Joint Venture (Inukshuk). Inukshuk was launched in 2003 to provide wireless high-speed Internet access across Canada using spectrum in the 2.5 GHz range. With Inukshuk, we expect to have the capability to provide broadband connections to virtually all of our customers, either through DSL or through a fixed wireless platform, once the network is fully deployed.
     We offer a full range of data services to business customers, including Internet access, Internet protocol (IP) based services, ICT solutions and equipment sales. While we still offer legacy data services such as frame relay and asynchronous transfer mode (ATM), we continued the process of discontinuing the sale of legacy data services other than to current customers.
Video Services
We are Canada’s largest digital television provider, broadcasting nationally more than 400 all-digital video and audio channels and a wide range of domestic and international programming. We also offer hardware including, personal video recorders (PVRs), interactive TV services and the most extensive line-up of high definition channels in Canada. We currently distribute our video services to more than 1.7 million customers through Bell ExpressVu and Bell Canada in one of three ways:
• direct-to-home (DTH) satellite – we have been offering DTH video services nationally since 1997. We use four satellites: Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, which was added in the first quarter of 2006 to improve signal strength and reliability while increasing capacity. Telesat, a wholly-owned subsidiary of BCE, operates or directs the operation of these satellites.
• very high bit rate DSL (VDSL) – this allows us to expand our reach to the multiple-dwelling unit (MDU) market. By the end of 2005, we had signed access agreements with 757 buildings and had provisioned 464 of them.
• hybrid fibre co-axial cable – on August 2, 2005, we acquired the residential assets of Cable VDN Inc. (Cable VDN), a Montréal-based cable company selling residential analog and digital TV. Cable VDN has over 12,500 residential cable subscribers in the Montréal area, representing an approximate 40% penetration within its current footprint. We believe that Cable VDN provides us with a more cost-effective way of addressing the MDU market in Montréal, compared to VDSL, allowing for quicker access to smaller, harder to reach MDUs.
     In 2006, we intend to continue investing in our IPTV (video over Internet protocol) platform that will target urban households in markets within the Québec City to Windsor corridor. In 2004, we received CRTC approval of our broadcast licence application to deliver video services terrestrially to single family units (SFUs). We started technical trials of our IPTV service in 2005 and expect to begin customer trials in 2006. IPTV will offer unprecedented interactivity to experience a variety of digital content on your television.
     Signal piracy continues to be a major issue facing all segments of the Canadian broadcasting industry. During 2005, we completed the deployment of a new conditional access system (our card swap program) commenced in the previous year. All new customers since August 2004 have been supplied with the new system and, over the past year, we have been replacing old smart cards for all remaining customers. As of July 2005, customers can only receive DTH video and audio services over the new conditional access system. In addition to the card swap, we continued our ongoing efforts against television signal theft, including sophisticated set-top box (STB) tracking systems and specific point-of-sale practices such as obtaining customer photo identification and credit card information, aggressive measures to investigate and initiate legal action against persons engaged in the manufacture, sale and distribution of signal theft technology, and enforcement of policies with authorized retailers to combat piracy, including a zero tolerance policy for activities related to signal theft.
Terminal Sales and Other
This category includes revenues from a number of other sources, including:
• renting, selling and maintaining business terminal equipment
• wireless handset and video STB sales
• network installation for third parties
• IT services provided by Aliant.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 8       MANAGEMENT’S DISCUSSION AND ANALYSIS
Transactions with Related Parties
CGI was a joint venture of BCE before BCE announced the decision to decrease its investment from 29.8% to 8.6%. The sale was finalized on January 12, 2006. At December 31, 2005, BCE accounted for CGI as discontinued operations and no longer proportionately consolidates its financial results.
Bell Globemedia is a subsidiary of BCE. BCE owns 68.5% of the company.
Entourage was previously an equity investment of Bell Canada in which we owned 33% of the company. As at May 2005, Entourage is a wholly-owned subsidiary of Bell Canada.
Telesat is a wholly-owned subsidiary of BCE.
BCECS is a wholly owned subsidiary of BCE.
TRANSACTIONS WITH RELATED PARTIES
As part of our business, we have transactions with related parties. All of the transactions are negotiated at arm’s length between the related parties and us for amounts that are agreed to.
     In 2005, we generated revenue from the sale of equipment and services to:
• CGI Group Inc. (CGI) for $114 million
• Bell Globemedia for $25 million
• Bell Technical Solutions Inc. (formerly Entourage Technology Solutions Inc. (Entourage)) for $7 million.
In 2005, we also bought equipment, supplies and services from:
• CGI for $556 million
• Bell Globemedia for $43 million
• Entourage for $36 million
• Telesat Canada (Telesat) for $26 million
• BCE Corporate Services Inc. (BCECS) for $13 million
• Other for $5 million.
OUR STRATEGIC PRIORITIES
We continued to experience profound changes in our traditional telephone business in 2005. This was driven primarily by the ongoing shift to IP and wireless technologies and new competitive challenges due to the emergence of cable telephony.
     Our strategy is to deliver unrivalled integrated communication services to customers, efficiently and cost-effectively. Over the past two years, we have laid the operational foundations for the transformation of the company by returning Bell Canada to its core communications business. We have also made significant progress on our three key pillars that support our strategy:
1. Enhance the customer experience by providing superior products and services that build loyalty
2. Provide abundant and reliable bandwidth to enable the delivery of next-generation services
3. Create next-generation services to drive ongoing profitable growth.
Advancing this strategy requires us to transform our cost structure and the way that we serve our customers. These are the guiding principles at the core of Galileo, our company-wide program designed to save costs by simplifying and enhancing the customer experience. Resetting the cost base should allow us to expand our growth services in the future and drive profitability as we face ongoing erosion of our traditional voice and data businesses. In transforming the cost structure, we are developing a new financial foundation that aims to improve margins, increase profitability and generate higher levels of free cash flow, creating value for our stakeholders. We have outlined four operating priorities for 2006 to help us achieve this objective:
1. Service – we are determined to ensure consistently high levels of service, which should lead to corresponding high levels of customer loyalty
2. Customer retention – we are focusing our retention efforts on high-value customers and households with multiple products
3. Growth – we are growing next-generation services revenue with the objective that they will represent the majority of Bell Canada’s revenues by the end of 2006
4. Cost – we are effectively resetting the cost base and developing new sourcing and process redesign initiatives in order to achieve recurring cost savings.
     In 2005, we made significant progress in building each of our three key strategic pillars.
1. Enhancing customer experience by providing superior products and services that build loyalty
At the end of 2005, over 22% of the total households in our Ontario and Québec footprint subscribed to three or more products (a combination of local wireline, Internet, video and long distance services). We believe our multi-product household strategy is effective in fostering customer loyalty and minimizing NAS losses to the competition.
     We continued to migrate customers in our Residential segment to our One Bill platform. At the end of 2005, 2.3 million customers were enjoying the benefits of a single bill for their wireline, Internet, and video services, representing more than a two-fold increase since the end of 2004. Reducing the number of bills not only improves the customer experience, but also lowers costs since we issue fewer invoices. At the end of the year, we started migrating Bell Mobility customers who already receive a single invoice for their other Bell Canada services to One Bill.
     We launched two initiatives to enhance customer support for our Sympatico Internet customers:
• Emily, an online virtual customer service agent who interacts with customers needing help
• Internet Care, an online and phone support service for popular Internet-related products.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 9
We began the rollout of OrderMax, our order entry tool that allows customers to order any Bell Canada product from any channel, through our customer service agents. As at the end of 2005, over 50% of our customer service agents had access to the OrderMax tool, with rollout continuing in 2006.
     We launched the beta site of our new Bell.ca website. The new website provides customers with:
• a simplified and consistent page layout
• one process for shopping for any or all of our products
• an improved search engine
• easy access to online bills.
We continued to make progress on moving our core traffic to a national IP multi-protocol label-switching (IP-MPLS) network. At the end of 2005, 78% of the migratable traffic on our core network was IP-based, exceeding our year-end target of 75%.
     As part of our shift to IP, we continued the process of rationalizing our legacy data services and stopped selling 28 of these services in 2005. We have discontinued 47 legacy data services since we started this initiative in 2004.
     The move to IP continued in 2005 with 57 Enterprise customers contracted to implement IP virtual private networks (IP-VPN), bringing the total number of Enterprise customers implementing IP-VPN networks to 143.
     At the end of 2005, 656 Enterprise customers were enrolled for Service Promise, our commitment to provide customers with a clearly defined and consistent level of service for delivering connectivity services.
     In 2006, we intend to continue improving service and enhancing the customer experience. In particular, we plan to:
• ensure consistency of service to all of our customers by improving our service provisioning and assurance both in our call centres and in our field operations
• offer the simplicity of a one-contact approach through initiatives such as One Bill and online self-serve tools that allow problems to be registered, ticketed and tracked
• deliver improved service commitments and service levels by significantly reducing the number of missed appointments because of process issues, and by shortening repair times
• offer an end-to-end service desk for our Enterprise customers that includes both connectivity and ICT services.
2. Deliver abundant bandwidth to enable next-generation services
We continued our rollout of fibre-to-the-node (FTTN) by deploying another 1,672 neighbourhood nodes in 2005. This increased the total number to 2,048, exceeding our objective to deploy more than 2,000 nodes by the end of the year.
     We launched Canada’s first EVDO wireless data network with service available in Montréal, Toronto, Vancouver, Calgary and Edmonton. EVDO enables a new generation of sophisticated wireless data solutions, and increases the speed and potential for current tools such as e-mail, file downloads, instant messaging, streaming video and games.
     We announced an alliance with Rogers Communications Inc. (Rogers) to jointly build and manage a national wireless broadband network through Inukshuk. Inukshuk will give subscribers wireless access to the Internet and enable a host of voice, video streaming and data applications from wherever the service is available. The network footprint is expected to reach more than two-thirds of Canadians in less than three years, covering over 40 cities and approximately 50 rural and remote communities that are not currently served.
     In 2006, we will continue to expand the reach and speed of DSL service through our FTTN rollout, which will enable speeds of up to 26 Mbps. At the same time, work will proceed on Inukshuk to build a fixed wireless broadband access network and create a network footprint within three years. We anticipate that by 2008, we will have the capability to provide broadband connections to virtually all of our customers, either through DSL or through our fixed wireless platform. We also plan to implement EVDO across most of our wireless coverage areas.
3. Create next-generation services to drive ongoing profitable growth
Our Residential segment introduced Bell Digital Voice in Toronto and Montréal. The new VoIP service, which is the first of its kind in Canada, uses existing phone lines to provide customers with advanced Internet-based calling features along with the reliability of Bell Canada’s phone network.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 10       MANAGEMENT’S DISCUSSION AND ANALYSIS
     Bell Mobility launched a number of applications designed to drive growth, including:
• 10-4, a new service that allows customers to use their cell phones as walkie-talkies to communicate with up to five other users at the push of a button
• True Tones, a monthly service that enables customers to download actual songs and ringtones
• Seek & Find, a wireless location-based system that allows subscribers to locate multiple individuals away from their homes or offices
• MobiTV, a video application that allows customers with specific mobile handsets to access a variety of video channels
• MSN Messenger, an instant messaging service that allows customers to transmit in real-time text messages to other mobile phones or to PCs on their contact list over the Internet.
Bell Mobility also introduced its first handset compatible with Global System for Mobile Communications (GSM) and launched Canada’s first flat per-minute rate billing service for global roaming on GSM networks in up to 150 countries.
     Bell ExpressVu introduced a number of new products and services, including:
• a dual-tuner, high-definition personal video recorder (HD-PVR) that allows customers to pause live television, as well as record, replay, stop, fast forward and fast rewind HD and standard definition programming on up to two TVs in the home through a single receiver.
Our Residential Internet service was enhanced by the introduction of new services at Sympatico including:
• Sympatico/MSN Video channel, a new service that allows customers to create customized playlists of streaming video clips
• Kidsmania, a new educational online service for children aged 3 to 12, offering more than 50 interactive games and activities.
Our SMB unit launched:
• PC Care and Network Care, two virtual chief information officer (VCIO) solutions that provide software and technical support for customers
• Business IP Voice, a service designed to provide innovative Internet-based technology solutions that deliver business advantages usually only available to large corporations, such as a dedicated, reservation-free conferencing tool and the ability to forward a voice-mail message as an attachment to an e-mail account
• GoTrax, a low-cost remote wireless tracking system that allows assets to be tracked in places where traditional Global Positioning System (GPS) signals do not work.
Our Enterprise unit sold 275,000 IP-enabled lines on customer premises equipment (CPE) by the end of the year, which is a 90% increase over 2004.
     Our Business segment launched Global VoIP solution for Canadian multinationals, a managed IP service that can provide unlimited, international intra-company voice services at a flat rate by interconnecting geographically dispersed customer locations over a virtual private IP network.
     In 2006, we plan to introduce EVDO-enabled data applications and other services to our wireless customers, as well as expand our residential broadband services to help customers manage information needs in their home using our Sympatico-MSN portal. We also plan to exploit our IP capability to achieve inter-operability between wireless and wireline platforms. In our video unit, we intend to drive future growth through investing in new growth areas, such as IPTV and HD programming, in our goal to become the leader in on-demand television.
     In the Business segment, our Enterprise unit will continue its efforts to expand its ICT solutions by focusing on the financial services, health-care and government sectors. We will also strengthen our capabilities in network security. Our SMB unit will continue to focus on being the premium solutions provider for VAS among small and medium-sized businesses in Canada with the objective of increasing customers’ perception of Bell Canada as their VCIO.
Transforming Our Cost Structure
Overall, our various Galileo initiatives resulted in cost reductions of $524 million in 2005, which was consistent with our run-rate savings target of $500 to $600 million. These cost savings were mainly from:
• the 2004 employee departure program
• lower procurement costs
• call centre efficiencies and optimization initiatives
• eliminating network elements and standardizing core operating processes.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 11
In 2006, we will continue to transform our cost structure to support our operations. Enhancements to the customer experience and cost structure will be gained primarily through a redesign of our processes and increased controls over discretionary spending.
     Accordingly, we have broadened our Galileo program for 2006 to address our annual procurement spend of $8.5 billion. Our goal is to transform the supply chain to reduce the amount we spend each year on delivering service to customers.
     Galileo will also continue to address process transformation within the company to lower costs and improve customer experience. Our process transformation initiatives will include:
• continuing to actively encourage customers to adopt new IP-based services
• developing end-to-end process improvements for sales and ordering, installation, billing, collections, and maintenance and repair, which will allow us to deliver our products and services more efficiently
• optimizing management support to reduce costs in our corporate and support functions.
THE YEAR AT A GLANCE
Our results demonstrate the solid progress we made in 2005 towards achieving our strategic objectives. Although the pace of competition accelerated steadily throughout the year, particularly as a result of the emergence of cable telephony, we continued to execute on our plan to mitigate the impact of this new, more competitive telecommunications landscape. Accordingly, we focused further on profitably growing our wireless, video and high-speed Internet businesses, which helps lay an important foundation for the future growth of the company. We also continued to successfully execute our multi-product household consumer strategy. By the end of 2005, nearly 60% of the households in our Ontario and Québec footprint subscribed to two or more products, while over 22% subscribed to three or more products. Our Business segment made steady progress throughout the year on its IP strategy by leading Bell Canada in the shift towards new growth services, helping to drive its transition towards becoming a leader in ICT. By the end of 2005, revenues from growth services (consisting mainly of wireless, video and data-related products such as high-speed Internet) accounted for 47% of Bell Canada’s total revenues for the year, exceeding our target of 45%. Moreover, we also responded to the mounting competitive challenges by proactively taking the lead to deliver unmatched features and reliability for our residential and business customers with the launch of next-generation services such as Bell Digital Voice.
     In order to alleviate the pressure on operating margins from the expected erosion in our legacy wireline business, we made significant strides in transforming our cost structure in 2005. Under Galileo, we continued to deliver significant cost savings by improving processes, reviewing procurement activities and eliminating work. Our various initiatives allowed us to reduce costs by $524 million, which was consistent with our run-rate savings target of $500 to $600 million.
     We also stepped up efforts to secure customer relationships and improve service. Although we faced a number of customer service challenges brought about by some residual impacts from our wireless billing system migration last year and a four-month labour dispute in Ontario with technicians of Entourage, we substantially resolved these issues by the end of the third quarter, allowing us to clear the backlog of orders, improve efficiency and deal with customer issues more promptly.
     In our Residential segment, revenue growth was fuelled by the strength of our growth services as we continued to execute on our strategy of securing multi-product households to drive customer loyalty and generate higher revenue per household. This growth reflected increased subscriber acquisition in our growth services and higher average revenue per user (ARPU), particularly for video, offset partly by an accelerated decline in legacy wireline revenues.
     In our Business segment, increased sales of IP-based connectivity and ICT solutions to our Enterprise and SMB customers and improved wireless results drove revenue growth in 2005. This positive trend now has contributed to six consecutive quarters of improved revenue growth, despite increased competitive pressures and lower demand for legacy wireline services.
     In our Aliant segment, continued strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to the impact of competition, wireless and Internet substitution and regulatory restrictions.
     Within the Other Bell Canada segment, despite a challenging market for our Wholesale business, revenues grew as a result of the acquisition of the operations of 360networks in November 2004.
The Year at a Glance
This section reviews the key measures we use to assess our performance and how our results in 2005 compare to our results in 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 12       MANAGEMENT’S DISCUSSION AND ANALYSIS
CUSTOMER CONNECTIONS

	2005	DECEMBER 31,
	NET	2005
(in thousands)	ACTIVATIONS	CONNECTIONS

NAS	(324)	12,581
Digital equivalent access lines	699	5,034
High-speed Internet	387	2,195
Dial-up Internet	(157)	586
Wireless	516	5,441
Paging	(80)	347
Video	224	1,727

Total	1,265	27,911

The total number of customer connections increased 4.7%, or 1.3 million, to 27.9 million at December 31, 2005, compared with December 31, 2004.
Network Access Services
NAS in service declined by 324,000 in 2005, or by 2.5%, representing a higher rate of decline compared with a decrease of 1.1% in 2004. The accelerated rate of erosion reflects an increasingly competitive environment as the major cable operators in our Québec and Ontario markets began to offer low-priced cable telephony services. This decline was partly offset by the introduction of our new Bell Digital Voice service and higher demand for access lines from Shaw Communications to implement VoIP services in Western Canada.
High-Speed Internet
We added 387,000 or 21% more net new high-speed Internet customers in 2005, increasing our customer base to 2,195,000 and exceeding our subscriber growth target of 15% to 20% for the year. This was 10.6% higher than the 350,000 net new activations in 2004, mainly because of our Basic Lite product and higher net activations at Aliant.
Wireless
Our total cellular and PCS subscriber base grew by 516,000 in 2005, or by 10.5%, to 5,441,000, which was consistent with our guidance for the year. Gross activations were a record high in 2005, resulting in net activations that were similar to 2004 even though the overall churn rate increased from 1.3% in 2004 to 1.6% in 2005.
Video
We gained significant momentum in our video business in 2005, increasing the subscriber base by 14.9% to 1,727,000 customers at the end of the year, which was at the upper end of our guidance range of 10% to 15%. We activated service for 224,000 new subscribers, almost doubling the growth we experienced in 2004. Our churn rate also decreased to 0.9% from 1.0% in 2004, because of our focus on customer retention, as well as an increase in the percentage of customers on long-term contracts.
We reached $17,250 million in revenues in 2005, an increase of 2.8% over 2004. This was driven primarily by the Business segment, where continued wireless strength, growth of ICT solutions from both business acquisitions and organic growth, as well as focused execution of our VCIO strategy in SMB, led to improved top-line results.
     Our Residential segment delivered solid revenue growth as a result of the performance of its video, wireless and Internet services, while Aliant revenues also increased due in part to its recovery from a labour disruption in 2004. These results were achieved despite a continuing decline in revenues from our legacy wire-line business.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 13
Operating income for 2005 was $3,755 million, or $1,060 million higher than in 2004, due to restructuring and other items of $1,219 million recorded in the previous year related mainly to the employee departure program in 2004. The results for 2005 reflect restructuring and other items of $54 million associated with new restructuring initiatives for involuntary employee departures, as well as the relocation of employees and closing of real estate facilities related to last year’s employee departure program.
     Operating income before restructuring and other items was $3,809 million, or $105 million lower than 2004. Despite an increase in revenues across all segments, cost savings from the Galileo program and recovery from the 2004 labour disruption at Aliant, operating income was negatively affected by a variety of factors, including:
• the higher cost of acquiring substantially more wireless subscribers
• the CRTC’s decision on Competitor Digital Network Services (CDN)
• continued pressure on operating margins from the ongoing transformation of our product mix towards growth services
• the cost of restoring customer service levels following the settlement of the Entourage labour dispute in July
• the impact of higher net benefit plans cost and higher amortization expense for the year.
EBITDA was $7,187 million in 2005, an increase of $76 million or 1.1% over 2004, primarily due to increases in our Business segment and at Aliant, which were partly offset by decreases in our Residential and Other Bell Canada segments.
     EBITDA margin for 2005 was 41.7%, or 0.7 percentage points lower than 2004. The year-over-year declines reflected operating cost pressures, including:
• higher costs for acquiring wireless subscribers
• continued erosion of high-margin legacy voice and data services in all our segments
• the CRTC’s CDN decision
• the costs to restore service levels once the labour dispute at Entourage was resolved.
     The impact of these elements on our EBITDA margin was largely offset by the cost savings achieved through Galileo.
Net Earnings
In 2005, net earnings applicable to common shares were $2,098 million. This was 37% higher than net earnings of $1,527 million in 2004. Included in earnings this year was a net charge of $36 million from restructuring and other items and net gains on investments, compared with a net charge of $591 million for the previous year. Net earnings before restructuring and other items and net gains on investments of $2,134 million were up $16 million. This was 0.8% higher than 2004. The improvement in net earnings before restructuring and other items and net gains on investments can be attributed to higher EBITDA combined with the impact from the income tax loss monetization programs and net income tax savings. These factors more than offset the increase in net benefit plans cost and amortization expense.
Capital expenditures were $3,122 million in 2005, which was $96 million, or 3.2% higher than 2004. As a percentage of revenues, our capital expenditures increased slightly to 18.1% in 2005 from 18.0% in the previous year.
Operating income and EBITDA
EBITDA margin is EBITDA divided by operating revenues.
Capital Expenditures
Capital intensity is capital expenditures divided by operating revenues. It is a key financial measure that we use to assess our performance and that of our business units.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 14      MANAGEMENT’S DISCUSSION AND ANALYSIS
     Capital spending in 2005 reflected an increasing investment in the growth areas of the business and reduced spending in legacy areas. Our key strategic investments this year included:
• expanding our FTTN footprint to deliver higher-speed broadband access
• launching our Bell Digital Voice service
• implementing an EVDO wireless data network in certain markets
• expanding our DSL footprint through the deployment of new high-density remotes
• investing in our IPTV platform and IT efficiency projects to achieve cost savings.
Higher spending also resulted from capitalization of STBs and installation costs associated with our new rental program in video and a return to more normal spending levels at Aliant after its labour disruption in 2004.
CASH FROM OPERATING ACTIVITIES AND FREE CASH FLOW
Cash from operating activities was $5,508 million in 2005, or 3.3% higher than 2004. This was a result of:
• an improvement in cash earnings resulting from higher EBITDA
• a significant improvement in accounts receivable collections, mainly due to the resolution of issues associated with the implementation of our new wireless billing platform in 2004
• an increase of $134 million in proceeds from the sale of accounts receivable
• a decrease of $81 million in restructuring payments relating to restructuring initiatives in 2004 and 2005.
These improvements were partly offset by:
• higher pension and other benefit plan payments, mainly at Aliant
• an increase of $64 million in income taxes paid, primarily related to the final instalment for 2004, which was made in 2005 as instalments were not required at Bell Canada in 2004
• a $75 million settlement payment received from Manitoba Telecom Services Inc. (MTS) in 2004.
We generated $644 million of free cash flow for 2005, which was $88 million higher than 2004, mainly because of a $175 million increase in cash from operating activities, partly offset by a $96 million increase in capital expenditures related to our investment in platforms for next-generation services.
NEW LABOUR AGREEMENTS
During the year, we signed a number of new labour agreements, including:
• a four-year collective agreement with approximately 10,000 clerical and associated employees represented by the Canadian Telecommunications Employees’ Association (CTEA) that expires in July 2009
• a new four-year collective agreement between Bell Technical Solutions and the 1,000 Québec technicians unionized with the Communications, Energy and Paperworkers Union of Canada (CEP) that expires in May 2009
• a new four-year collective agreement between Bell Technical Solutions and the 1,400 Ontario technicians unionized with the CEP was also reached, ending a four-month labour disruption. This agreement will expire in August 2009.
With these new agreements and certain other major agreements signed by Bell Canada and Aliant with their respective employees in 2004, we now have the labour stability and a more competitive cost structure needed to deliver quality services and value to customers over the next several years.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 15
Selected Annual and Quarterly Information
This section shows selected financial and operational data.
SELECTED ANNUAL AND QUARTERLY INFORMATION
ANNUAL FINANCIAL INFORMATION
The table below shows selected consolidated financial data, prepared in accordance with Canadian GAAP, for each year from 2001 to 2005. We discuss the factors that caused our results to vary over the past two years throughout this MD&A.

	2005	2004	2003	2002	2001

Operational Data
Operating revenues	17,250	16,787	16,614	14,638	14,488
Earnings from continuing operations	2,153	1,518	2,268	1,468	1,559
Discontinued operations	—	—	59	—	—
Net earnings	2,153	1,587	2,327	1,468	1,489
Net earnings applicable to common shares	2,098	1,527	2,244	1,352	1,354
Included in net earnings:
Net gains on investments Continuing operations	—	179	92	984	399
Discontinued operations	—	—	56	—	—
Restructuring and other items	(36)	(770)	(3)	(425)	(542)
Goodwill amortization	—	—	—	—	(39)
Other	—	—	—	(18)	(55)

Balance sheet data
Total assets	28,841	27,644	28,220	29,039	24,426
Long-term debt (including current portion)	10,867	10,317	11,157	11,839	10,237
Preferred shares	1,100	1,100	1,100	1,100	1,100
Common shareholders’ equity	9,035	8,570	8,412	5,187	5,569
Capital expenditures	(3,122)	(3,026)	(2,892)	(2,927)	(4,099)

Other data
Dividends declared on common shares	1,643	1,472	2,022	1,769	1,157
Dividends declared on preferred shares	55	60	58	63	55
Number of employees (thousands)(1)	55	50	51	54	44

(1)	The number of employees for 2004 excludes virtually all employees who left under the voluntary departure program of 2004.
QUARTERLY FINANCIAL INFORMATION
The table below shows selected consolidated financial data by quarter for 2005 and 2004. This quarterly information is unaudited but has been prepared on the same basis as the annual consolidated financial statements. We discuss the factors that caused our results to vary over the past eight quarters throughout this MD&A.

	2005					2004
	YEAR	Q4	Q3	Q2	Q1	YEAR	Q4	Q3	Q2	Q1

Operating revenues	17,250	4,457	4,326	4,258	4,209	16,787	4,303	4,206	4,172	4,106
EBITDA	7,187	1,729	1,804	1,839	1,815	7,111	1,679	1,856	1,821	1,755
Amortization expense	(2,989)	(755)	(756)	(746)	(732)	(2,962)	(763)	(734)	(733)	(732)
Net benefit plans cost	(389)	(66)	(110)	(107)	(106)	(235)	(62)	(55)	(58)	(60)
Restructuring and other items	(54)	(24)	(30)	(5)	5	(1,219)	(123)	(1,080)	(13)	(3)

Operating income	3,755	884	908	981	982	2,695	731	(13)	1,017	960
Net earnings before extraordinary gain	2,153	516	502	593	542	1,518	407	(37)	584	564
Extraordinary gain	—	—	—	—	—	69	69	—	—	—
Net earnings	2,153	516	502	593	542	1,587	476	(37)	584	564
Net earnings applicable to common shares	2,098	502	488	580	528	1,527	465	(53)	567	548
Included in net earnings:
Net gains on investments Continuing operations	—	—	—	—	—	179	71	108	—	—
Restructuring and other items	(36)	(16)	(20)	(3)	3	(770)	(61)	(724)	16	(1)

BELL CANADA 2005 FINANCIAL INFORMATION

p. 16     MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Results Analysis
This section provides detailed information and analysis about our performance over the past two years. It focuses on our consolidated operating results and provides financial information for each of our operating segments.
FINANCIAL RESULTS ANALYSIS
CONSOLIDATED ANALYSIS

	2005	2004	% CHANGE

Operating revenues	17,250	16,787	2.8%
Operating expenses	(10,063)	(9,676)	(4.0%)

EBITDA	7,187	7,111	1.1%
Amortization expense	(2,989)	(2,962)	(0.9%)
Net benefit plans cost	(389)	(235)	(65.5%)
Restructuring and other items	(54)	(1,219)	95.6%

Operating income	3,755	2,695	39.3%
Other income	39	183	(78.7%)
Interest expense	(827)	(863)	4.2%

Pre-tax earnings	2,967	2,015	47.2%
Income taxes	(743)	(506)	(46.8%)
Non-controlling interest	(71)	9	N.M.

Net earnings before extraordinary gain	2,153	1,518	41.8%
Extraordinary gain	—	69	N.M.

Net earnings	2,153	1,587	35.7%
Dividends on preferred shares	(55)	(60)	8.3%

Net earnings applicable to common shares	2,098	1,527	37.4%

N.M.: Not meaningful
Operating Revenues
Our revenues increased to $17,250 million in 2005, 2.8% higher than 2004. This was driven primarily by the Business segment, where continued wireless strength, growth of ICT solutions from both business acquisitions and organic growth as well as focused execution of our VCIO strategy in SMB led to improved top-line results. Our Residential segment delivered solid revenue growth as a result of the performance of its video, Internet and wireless services, while Aliant revenues also increased due in part to its recovery from a labour disruption in 2004. These results were achieved despite continued decreases in legacy wireline services.
     We expect continued revenue growth in 2006, as anticipated increases in revenue from our growth services should more than offset further erosion of our legacy wireline business. We expect to reach an inflection point in 2006, where growth services should represent the majority of our revenues by the end of the year. Revenue growth is expected to be fuelled by continued solid increases in the number of subscribers in our wireless, video and high-speed Internet units in combination with higher average revenue per user (ARPU) for these services, and further traction of our ICT and VCIO strategies within the Business segment.
     For local and access and long distance revenues, we expect the negative trends experienced in the past few years to continue and the rate of NAS erosion to accelerate in 2006 as cable operators capture a greater share of the local telephone market with their low-priced bundled offers. We also expect the decline in revenue from legacy services in our Enterprise and Wholesale business units to continue in 2006 because of ongoing pressures on competitive pricing and the migration to IP networks and services.
     See Segmented Analysis for a discussion of operating revenues on a segmented basis, and Product Line Analysis for a discussion of operating revenues on a product line basis.
Operating Income
BELL CANADA 2005 FINANCIAL INFORMATION

p. 17
Amortization Expense
The amount of our amortization expense in any year is affected by:
• how much we invested in new capital assets in previous years
• how many assets we retired during the year
• changes in accounting rules and estimates.
Each year, we review our estimate of the useful life of our capital assets.
Operating income was $3,755 million in 2005, an increase of $1,060 million over the previous year, which included restructuring and other items of $1,219 million related primarily to the employee departure program in 2004. The results for 2005 include restructuring and other items of $54 million associated with new restructuring initiatives for involuntary employee departure, as well as relocation of employees and closing of real estate facilities related to last year’s employee departure program. Operating income before restructuring and other items was $105 million, or 2.7% lower than the previous year. Despite an increase in revenues across all segments, Galileo cost savings and the recovery from the 2004 labour disruption at Aliant, operating income before restructuring and other items decreased as it was negatively impacted by a number of factors, including:
• the higher cost of acquiring substantially more wireless subscribers
• the CRTC’s CDN decision
• continued pressure on operating margins from the ongoing transition of our product mix towards growth services
• the cost of restoring customer service levels following the settlement of a labour dispute with our technicians in Ontario
• higher net benefit plans cost and amortization expense.
See Segmented Analysis for a discussion of operating income on a segmented basis.
EBITDA
EBITDA increased 1.1%, or $76 million, to $7,187 million in 2005 compared with the previous year. This was driven primarily by increases in our Business segment and at Aliant, which were partly offset by decreases in our Residential and Other Bell Canada segments.
     EBITDA margin for 2005 was 41.7%, down 0.7 percentage points compared with 2004. The year-over-year decline reflected operating cost pressures, which included higher wireless acquisition costs, continued erosion of high-margin legacy voice and data services in all our segments, the CRTC’s CDN decision, as well as the costs to restore service levels subsequent to the resolution of the labour dispute with our technicians in Ontario. The impact of these elements on EBITDA margin was largely offset by the savings in operating cost achieved through Galileo.
     Wireless EBITDA for 2005 increased by 10.1% to $1,307 million, reflecting wireless services revenue growth of 9.9%. The positive contribution from higher revenue was offset partly by the cost of acquiring 20% more gross subscriber activations year-over-year, as well as by higher bad debt expense and customer service related costs during the first half of 2005, which contributed to a slight 0.3 percentage point decline in EBITDA margin to 41.2%.
     Wireless cost of acquisition (COA) decreased 1.2% to $406 per gross activation in 2005 from $411 per gross activation in 2004 due to higher gross activations, despite greater hardware subsidization of more expensive handsets and promotional incentives to acquire higher ARPU and longer-term contract customers.
     Video EBITDA for 2005 increased to $45 million from negative $19 million in the previous year, reflecting strong double-digit revenue growth as well as lower subscriber acquisition costs due to the large number of customers choosing our STB rental option. The improvement was offset somewhat by higher costs incurred to handle increased call volumes at our contact centres.
     The COA for video services was $375 per gross activation in 2005, a decrease of 34% and a significant improvement from $571 per gross activation in 2004. This was mainly the result of the capitalization of STBs and installation costs associated with our new rental program and fewer promotional offers, which were partly offset by a higher number of new customers purchasing additional STBs.
     In 2006, the expected benefits of our Galileo cost savings initiatives combined with anticipated revenue increases from our growth services are expected to mitigate further declines in our legacy businesses. We are targeting significant cost savings as a result of internal process redesign and supply transformation.
Amortization expense
Amortization expense increased $27 million to $2,989 million in 2005, representing a 0.9% increase from 2004. This was a result of an increase in our capital asset base from higher investment in the growth areas of the business, as well as overall capital spending that continues to be higher than asset retirements.
     Amortization expense is expected to increase in 2006 as a result of an increase in our capital base. This increase reflects the capitalization of STBs and installation costs associated with the new rental program in
BELL CANADA 2005 FINANCIAL INFORMATION

p. 18     MANAGEMENT’S DISCUSSION AND ANALYSIS
our video business unit, the completion in 2005 of the Alberta SuperNet (a next-generation network bringing high-speed Internet and broadband capabilities to communities in Alberta).
Net benefit plans cost
The net benefit plans cost increased $154 million to $389 million in 2005. This was 66% higher than the cost of $235 million in 2004, and resulted mainly from:
• a reduction in the discount rate from 6.5% to 6.2%, which increased the accrued benefit obligation of our pension plans
• a reduction in the plan asset base due to the amortization of investment losses in 2001 and 2002
• fully amortizing in 2004 the savings relating to the transitional asset that arose when we adopted new accounting rules in 1987
• an increase in the pension obligations from the early retirement program implemented in 2004.
     This was partly offset by a $44 million curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
     Net benefit plans cost is expected to increase in 2006, mainly as a result of a further reduction in the discount rate from 6.2% to 5.2%. This will lead to an increase in the accrued benefit obligation of our pension plans.
Restructuring and other items
We recorded restructuring and other items of $54 million in 2005. These included:
• charges of $50 million related to new restructuring initiatives for the involuntary departure of approximately 950 employees
• charges of $49 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce resulting from the 2004 employee departure program.
     These charges were partly offset by reversals of restructuring provisions of $45 million that were no longer necessary because the actual payments made to employees were lower than estimated.
     We recorded restructuring and other items of $1,219 million in 2004. These consisted mainly of:
• a restructuring charge of $985 million related to approximately 5,000 employee departures under the employee departure program at Bell Canada
• a charge of $128 million for cost overruns on a contract with the Government of Alberta (GOA) relating to the construction of the Alberta SuperNet
• a charge of $67 million recorded in the fourth quarter relating to an employee departure program at Aliant
• other costs of $103 million, including future lease costs for facilities no longer needed, asset write-down and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.
     This was partly offset by income of $75 million recorded in the second quarter of 2004, relating to an agreement between BCE and MTS to settle lawsuits.
Net Earnings
In 2005, net earnings applicable to common shares were $2,098 million, 37% higher than net earnings of $1,527 million for 2004. Included in earnings this year was a net charge of $36 million from restructuring and other items and net gains on investments, compared with a net charge of $591 million for 2004. Net earnings before restructuring and other items and net gains on investments of $2,134 million, increased by $16 million, year-over-year. This represents an increase of 0.8% over the previous year. The improvement in net earnings before restructuring and other items and net gains on investments can be attributed to higher EBITDA combined with the impact from the income tax loss monetization programs and net income tax savings. This more than offset the increase in net benefit plans cost and amortization expense.
Net Benefit Plans Cost
The amount of the net benefit plans cost in a year mainly depends on:
• the return on pension plan assets that we expected to be generated during the year – the lower the return, the higher the cost
• the present value of future pension benefit payments to employees – the lower the present value, the lower the cost
• actuarial gain (loss) – the difference between the actual funded status of our pension plans and the amount calculated using our accounting assumptions. We amortize this into earnings over time.
Restructuring and Other Items
This category includes various income and expenses that are not directly related to the operating revenues generated during the year. Examples are costs related to streamlining initiatives, asset write-downs and other types of income or charges.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 19
SEGMENTED ANALYSIS

	2005	2004	% CHANGE

Operating revenues
Residential	7,599	7,502	1.3%
Business	6,120	5,851	4.6%
Aliant	2,097	2,033	3.1%
Other Bell Canada	1,958	1,939	1.0%
Inter-segment eliminations	(524)	(538)	2.6%

Total operating revenues	17,250	16,787	2.8%

Operating income
Residential	2,001	2,119	(5.6%)
Business	910	896	1.6%
Aliant	396	268	47.8%
Other Bell Canada	448	(588)	N.M.

Total operating income	3,755	2,695	39.3%

N.M.: Not meaningful
Residential Segment
Residential revenues grew 1.3%, or $97 million, to $7,599 million in 2005, compared with 2004. Video, data, wireless and terminal sales and other revenues contributed 1.7%, 1.2%, 1.3% and 0.5%, respectively, to overall Residential revenue growth in 2005, offset largely by a negative contribution of 2.1% from long distance and 1.3% from local and access services. The increase was the result of continued expansion of our wireless, video and high-speed Internet subscriber bases and an increase in video ARPU, offset almost entirely by lower wireline (local and access and long distance) revenues brought about by an acceleration in NAS losses, continued wireless long distance prepaid and VoIP substitution, as well as ongoing price competition. Although overall Residential revenue growth slowed somewhat in 2005, this result was anticipated given increased competition from cable telephony and other alternative VoIP providers, which adversely affected wireline revenues.
Wireline
Local and access revenues, which represents the largest proportion of our Residential segment revenues, declined in 2005, due mainly to NAS erosion that resulted in lower basic service and related SmartTouch feature revenues, offset partly by an increase in wireline maintenance plan revenues reflecting price increases implemented during the year. NAS decreased in 2005 primarily as a result of losses to competitive local exchange carriers (CLECs) and cable operators, as well as to continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines, while the impact from other alternative VoIP providers and customers substituting wireline with wireless telephone service was minimal. The rate of year-over-year NAS losses increased in 2005 as several major cable operators operating in our territory began to aggressively market their low-priced local telephony offerings in certain of our Ontario and Québec markets, where their footprints were established.
     Long distance revenues decreased in 2005 compared with 2004 as a result of lower average revenue per minute (ARPM). Lower ARPM reflected increased competition from non-traditional long distance providers, the impact of our $5 Long Distance Bundle (which was discontinued in July 2005) and Block-of-Time (BOT) minute plans, as well as a lower volume of higher priced overseas minutes. Overall minutes also declined year-over-year, as usage gains stemming from our bundle product were more than offset by losses of domestic and overseas minutes to alternative, non-traditional long distance service providers.
     For further information about our wireline business, please see Local and access and Long distance within our Product Line Analysis.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 20      MANAGEMENT’S DISCUSSION AND ANALYSIS
Wireless
Residential wireless revenues increased in 2005, compared with 2004, as a result of a higher average number of customers compared with last year, price increases for certain services and features implemented earlier in the year, and increased adoption of data and other value-added feature services. Overall revenue growth was dampened by the loss of high-value customers in the early part of 2005 due to billing system conversion issues and a higher proportion of customers choosing prepaid service or postpaid monthly packages that include a large number of in-plan minutes and free unlimited local airtime usage for up to six months. In addition, revenue growth was negatively impacted by the billing and retention credits issued in the first quarter of 2005 to compensate customers for billing errors and delays that occurred following implementation of our new billing platform in 2004. The issuance of customer credits returned to normal levels in Q2 2005.
     For further information about our wireless business, please see Wireless within our Product Line Analysis.
Data
Residential data revenues grew year-over-year, fuelled by growth of 21% in our high-speed Internet subscriber base and an almost two-fold increase in revenues from our Sympatico.MSN.ca web portal and Bell Sympatico VAS such as MSN Premium, Security Services and Home Networking. The portal currently averages 17.2 million unique visitors per month, or 87% of online Canadians.
     Residential high-speed Internet subscriber growth in 2005 was driven by the introduction of our Basic Lite service in the Ontario market, as well as by footprint expansion, focused selling efforts and improved retention strategies. The introduction of lower priced high-speed services, such as our Basic Lite product, that are tailored to the very price sensitive segments of the market has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service.
     For further information about our data business, please see Data within our Product Line Analysis.
Video
Our video revenues grew 14.8% in 2005 to $976 million from $850 million in 2004, as a result of an increase in the average number of subscribers, higher ARPU, reflecting the impact from price increases implemented during the year, and the success of our strategy to upsell customers to higher-priced programming packages. We had a strong year with the addition of 224,000 new net video customers, a 93% increase compared with the 116,000 net activations achieved in 2004. Our total video customer base reached 1,727,000 at December 31, 2005, representing an increase of 14.9% compared with the previous year. The significant growth in net activations for 2005 can be attributed to the positive impact of our STB rental program, which accounted for nearly half of our new activations in the year, the attractiveness of our programming packages, and the addition of 12,500 new subscribers from our acquisition of Cable VDN in the third quarter. In addition, several initiatives focused on churn management contributed to overall subscriber growth. Churn for the year improved by 0.1 percentage points to 0.9%, compared with 2004, reflecting the continued success of our multi-product household strategy and the requirement that, as of August 1, 2004, all new video customers have contracts. This result was achieved despite implementation of a card swap program completed in July 2005 and aggressive price competition, particularly in the latter half of the year, from the cable operators’ strategy of bundling cable television service with other products.
     Video ARPU increased to $50 per month in 2005 from $49 per month in the previous year. The improvement was the result of price increases implemented during the year and a shift in product mix towards
BELL CANADA 2005 FINANCIAL INFORMATION

p. 21
higher priced programming packages, offset partly by bundle and retention discounts. In March 2005, we applied a $3 rate increase to our existing subscriber base and on October 1, 2005, we brought into effect $2 and $3 increases, respectively, on our basic and theme packages for all new customers.
     In 2006, growth in video revenues is expected to continue, driven by ongoing expansion of the subscriber base and further improvement in ARPU brought about by the price increases introduced during 2005. We will leverage our video service as part of our Residential segment’s overall multi-product household strategy, allowing us to maximize the profitability of our traditional local voice services, while increasing penetration of our growth services, by securing a loyal customer base that is less vulnerable to cable telephony. We also intend to continue investing in our IPTV platform in preparation for launch of service in the future and to further develop our high-definition capabilities, ensuring that we have the right services in the future to be the video provider of choice for consumers in both urban and rural markets.
Residential Operating Income
Residential segment operating income decreased 5.6%, or $118 million, to $2,001 million in 2005, compared with 2004. This decrease was due to a higher rate of decline in our high-margin residential NAS wireline customer base, higher expected acquisition costs from stronger year-over-year wireless subscriber growth, higher marketing costs related to an increased level of wireless advertising and sales activity, as well as higher amortization expense and increased net benefit plans cost. These factors were partially offset by higher revenues and cost savings associated with certain Galileo initiatives, including our One Bill rollout, the launch of our new Bell.ca website, and improved call centre efficiencies.
     By the end of 2005, we began to see a marked decrease in contact centre costs driven by an improvement in the first-call resolution rate and outsourcing. This, along with revenue growth from continued strength in our wireless, Internet access and video businesses, is expected to mitigate the continued erosion in our local and access and long distance services in 2006, which should experience heightened competition as cable operators intensify their marketing efforts and further expand the footprint for their low-priced cable telephony offerings in our incumbent territories.
Business Segment
Business segment revenues increased by 4.6% in 2005 to reach $6,120 million, compared with $5,851 million in the previous year. Our SMB and Enterprise units contributed 2.7% and 1.8% of the total growth in Business segment revenues, respectively, while our other business units (comprised of Bell West and 360networks) contributed 0.1%. From a product line perspective, increases in data and wireless revenues at our Enterprise and SMB units were partially offset by declines in long distance and local and access revenues, resulting from further legacy erosion as competitive pressures intensified and as customers continued to migrate their voice and data traffic to our IP-based systems. In addition, lower data revenues at Bell West in 2005, due to revenues received in 2004 from the GOA for the construction of the Alberta SuperNet, dampened the overall Business segment revenues for the year. The results for 2005 also include the contribution to revenues from the acquisition of 360networks in November 2004, which increased our customer base and gave us an extensive fibre network across major cities in Western Canada.
Enterprise
Enterprise revenues increased in 2005, compared with 2004, mainly as a result of strong wireless performance driven by solid growth in the number of higher-value wireless subscribers and higher data revenues. Data contributed significantly to the year-over-year revenue improvement, due to solid growth in IP-based connectivity services and ICT solutions, as well as the proceeds from the sale of customer contracts related to
BELL CANADA 2005 FINANCIAL INFORMATION

p. 22      MANAGEMENT’S DISCUSSION AND ANALYSIS
legacy point-of-sales systems. ICT revenues grew by 36% in 2005 as a result of acquisitions, organic growth and outsourcing contracts. Data revenue growth was more organic in 2005 than in 2004, as we have realized the full-year benefit of acquisitions made in 2004, including Infostream Technologies Inc. and Elix Inc. Declines in long distance and local and access revenues partially offset the increases in data and wireless revenues, due to erosion of our legacy voice and data business, the repricing of some of our existing wireline business brought about by competitive market conditions, and the continued migration of our customers’ voice and data traffic to IP-based systems.
     In 2005, we continued to broaden our ICT solutions product suite through the acquisition of a number of small, specialized service companies, including:
• CDG, Inc., a Canadian provider of anti-virus and anti-spam solutions, which should provide a strong presence in Western Canada
• PopWare Inc., a systems integrator providing inventory and asset management solutions, which expands our wireless solutions portfolio
• The Createch Group, a Québec-based professional services firm specializing in business process optimization and IT integration, which consolidates our existing suite of wireless data solutions
• end2end Software Corp., a developer of workflow solutions for the capital markets sector.
Our Enterprise unit also had a number of significant multi-year contract wins during the year, including:
• National Bank of Canada, to provide integrated call centre solutions and telephone services
• Aéroports de Montréal, to provide a fully-integrated end-to-end communications services solution consisting of standard telecom services, IP telephony, WiFi coverage and digital signage
• Canadian Imperial Bank of Commerce, to provide and manage DSL and IP virtual private network (IP-VPN) services for its remote automated bank machine (ABM) network
• RBC Financial Group, Canada’s largest financial institution, to implement a fully managed IP solution, converting approximately 8,400 of the bank’s phone lines at its head office in Toronto to VoIP.
SMB
The SMB unit delivered its best year since the launch of its VCIO strategy in 2003, contributing significantly to the solid financial performance of our Business segment in 2005. Revenues generated from SMB customers increased in 2005 as higher data and wireless revenues more than compensated for the decreases in long distance and local and access revenues. Despite a highly competitive market environment, data revenue growth in 2005 was driven by the continued strong adoption of our VCIO strategy and cross-selling opportunities with companies acquired in 2005 (including Nexxlink Technologies Inc. and CSB Systems, which form a part of Bell Business Solutions Inc.). This resulted in higher VAS and equipment sales year-over-year, which grew organically by 48% in the year, as well as an increase in the number of high-speed Internet access service connections. Long distance revenues decreased, due mainly to the combined impact of lower volumes and competitive pricing pressures, and a weakening of our pay-phone business that is directly attributable to wireless and Internet substitution. Similarly, local and access revenues were also lower due to pressure from our declining pay-phone business, NAS losses to alternative telephony providers and lower wireline access installation fees resulting from reduced order activity.
Bell West
Bell West continued to grow its Enterprise and SMB customer bases during 2005, leading to increases in revenues in most product categories. These increases were more than offset by a year-over-year decrease in data revenues. The results for 2004 reflected higher data revenues earned from the construction of the Alberta SuperNet.
     During 2005, Bell West began to integrate the operations of 360networks, which was acquired in November 2004. Through this acquisition, Bell West increased its customer base while gaining access to an extensive fibre network with facilities across major cities in Western Canada.
     In June 2005, Bell Canada and the GOA entered into a new agreement that replaced the initial contract for construction and operation of the Alberta Super-Net entered into in 2001. The Alberta SuperNet, which provides high-speed Internet and broadband capabilities, is comprised of a Base Area Network (BAN), covering 27 of Alberta’s largest communities, and the Extended Area Network (EAN), reaching 429 communities in rural Alberta. Under the terms of the new agreement, Bell Canada assumed ownership of the EAN and provides access to the GOA under indefeasible right-of-use agreements. In conjunction with
BELL CANADA 2005 FINANCIAL INFORMATION

p. 23
this agreement, Bell Canada also entered into a new revenue-sharing agreement with the GOA and Axia NetMedia Corporation, the access manager for the Alberta SuperNet. Construction of the Alberta Super-Net was completed on September 30, 2005. Following service acceptance by the GOA in the fourth quarter, the Alberta SuperNet began generating revenues from the sale of telecom services.
Business Operating Income
Business segment operating income grew 1.6%, or $14 million, to $910 million in 2005, compared with 2004, due mainly to a year-over-year increase in revenues and cost savings from our Galileo initiatives. These positive impacts were mitigated by continued margin pressure due to a competitive market pricing environment, the loss of higher-margin legacy voice and data business, the ongoing shift of voice and data traffic to lower-margin IP-based growth services, as well as higher net benefit plans cost and amortization expense.
     In the Enterprise unit, operating income increased in 2005 due to solid revenue growth and focused cost management, despite the negative margin impact from steady progress in transforming our product mix towards growth services as well as higher amortization expense and net benefit plans cost.
     Similarly, SMB operating income growth in 2005 was driven by strong revenue performance and Galileo savings, partly offset by higher operating expenses stemming from recent business acquisitions, margin erosion related to the shift from legacy voice and data services to VCIO revenues, as well as by higher net benefit plans cost and amortization expense.
     Bell West recorded lower operating income in 2005, due primarily to higher revenues earned in 2004 for the construction of the Alberta SuperNet and higher amortization expense, offset partly by lower cost of goods sold.
     Our transformation strategy will continue in 2006 as our core network evolves to enable new IP-based services and as we transform operations and achieve greater efficiencies to create a next-generation cost structure for our business. Our Business segment growth strategy will continue to be developed around the objectives of serving the Enterprise market in key ICT vertical markets such as health care, government and financial services, and continuing to raise awareness among our SMB customers about the benefits of ICT solutions delivered through a single point-of-contact. In 2006, we expect Business segment revenues will grow, driven by organic growth in IP-based connectivity service and ICT revenues, further traction of our VCIO strategy in SMB, the positive contribution of business acquisitions made in 2005, continued solid wireless performance, and increased sales of services from the Alberta SuperNet. However, continued declines from our legacy voice and data services are expected to offset the growth in revenues.
Aliant
Aliant segment revenues increased 3.1%, or $64 million, to $2,097 million in 2005, compared with 2004. Strong growth in wireless and Internet services, as well as a recovery from the 2004 labour disruption, offset declines in other areas due to the effects of competition, wireless and Internet substitution, and regulatory restrictions.
     Aliant’s wireless revenue grew in 2005, driven by an 11.9% increase in its wireless customer base and higher ARPU. Subscriber results included a 23% increase in digital customers, reflecting Aliant’s expanded coverage area and digital wireless network, an enhanced dealer network that improved market penetration, and a broader product selection. In addition, ARPU increased in the year, reflecting the effects of a higher percentage of customers subscribing to digital service and an increase in average minutes of use.
     Data revenues increased slightly in 2005, as higher Internet revenues and recovery from the 2004 labour disruption were offset almost entirely by other data revenue declines from the continued rationalization of circuit networks by customers, and the $8 million negative impact of the CRTC’s CDN decision. The increase in Internet revenues was attributable mainly
BELL CANADA 2005 FINANCIAL INFORMATION

p. 24     MANAGEMENT’S DISCUSSION AND ANALYSIS
to 42% growth in Aliant’s high-speed Internet customer base. The increased number of subscribers reflected expansion of high-speed Internet service into new areas, the migration of dial-up customers to higher-speed products, successful marketing programs and an emphasis on bundling Internet service with other products.
     Long distance revenues declined in 2005, due to lower per-minute pricing and a decline in minutes of use stemming from intense competition, substitution of long distance calling with Internet and wireless options, and the use of contact centre management tools (such as integrated voice response systems) that reduce the duration of calls.
     Local and access revenues continued to decrease in 2005, due mainly to a 1.5% decline in the NAS customer base, which reflected losses to the competition and technology substitution. In addition, the CRTC’s regulatory restrictions continue to place pressure on Aliant’s local and access business with respect to bundling and packaging of local services with other non-regulated services, and limitations imposed with respect to customer win-back promotions. Enhanced service features revenue also declined as a higher number of customers received bundling discounts.
     Terminal sales and other revenues increased in 2005, as a result of higher product sales reflecting Aliant’s recovery from its 2004 labour disruption.
Aliant Operating Income
Aliant’s operating income increased 48%, or $128 million, to $396 million in 2005, compared with 2004. The full impact of revenue growth and recovery from the 2004 labour disruption, as well as the non-recurrence in 2005 of a $67 million restructuring charge related to the voluntary early retirement program in December 2004, was offset partly by the impact of the CRTC’s CDN decision and an increase in net benefit plans cost. Operating expense increases required to drive revenue growth in 2005 were contained by expense management and the cost savings from Aliant’s 2004 voluntary early retirement program. Approximately $42 million of incremental costs were incurred during the 2004 labour disruption to enable operations to continue with relatively few interruptions, ensure the safety of employees, perform property repairs, provide training and equipment to employees and maintain basic customer service.
     In 2006, Aliant expects revenue growth from its high-speed Internet and digital wireless services, as well as increased ICT market penetration in Atlantic Canada and adjacent areas to offset expected steady, but slower, declines in local and access and long distance revenues. Aliant also anticipates higher operating income in 2006 from continued revenue growth and through productivity improvements. These positive impacts are expected to be offset partly by increased costs associated with Aliant’s growth services and higher net benefit plans cost.
Other Bell Canada Segment
Other Bell Canada segment revenues grew 1.0%, or $19 million, to $1,958 million in 2005, compared with 2004. The year-over-year increase was due mainly to higher revenues at our Wholesale unit, resulting from the acquisition of the wholesale business of 360networks in November 2004, fibre and access capacity sales in the third quarter of 2005, the early termination of a cross-border facilities contract in the second quarter of 2005 and a favourable ruling by the CRTC with respect to subsidies for serving high-cost areas at Télébec in the fourth quarter of 2005. A contract secured in late 2005 to restore telecommunications service to the areas affected in the United States by Hurricane Katrina also contributed to the improvement in Other Bell Canada revenues in 2005. These positive impacts were offset partly by the impact of the CRTC’s CDN decision, which reduced revenues by $55 million in 2005, continued pressure on long distance revenues stemming from a decrease in switched minute volumes and competitive pricing, and lower data revenues as customers migrated services onto their own network facilities.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 25
Other Bell Canada Operating Income
The Other Bell Canada segment generated operating income of $448 million in 2005, a $1,036 million increase when compared to an operating loss of $588 million in 2004. The amount reported for 2004 included restructuring and other items of $1,147 million, mainly associated with our employee departure program and the related relocation of employees and closure of excess real estate facilities, whereas the amount reported in 2005 for restructuring and other items was $53 million. Excluding restructuring and other items, operating income decreased 10.4% to $501 million in 2005, reflecting the impact of the CRTC’s CDN decision, higher operating costs from the acquisition of 360networks, and the repricing of long distance and data services in our Wholesale business. Higher revenues and lower bad debts expense partly offset the negative impacts on operating income.
PRODUCT LINE ANALYSIS
Revenues

	2005	2004	% CHANGE

Local and access	5,446	5,572	(2.3%)
Long distance	2,044	2,327	(12.2%)
Wireless	3,097	2,818	9.9%
Data	4,015	3,640	10.3%
Video	976	850	14.8%
Terminal sales and other	1,672	1,580	5.8%

Total Bell Canada	17,250	16,787	2.8%

Local and Access
Local and access revenues decreased 2.3%, or $126 million, to $5,446 million, compared with 2004. The year-over-year decline was a result of accelerating NAS erosion and lower SmartTouch feature revenues directly attributable to NAS losses, offset partly by gains from wireline insurance and maintenance plans.
     NAS in service declined by 324,000 in 2005, or 2.5%, as a result of competition from cable operators for local telephone service, losses to CLECs and other VoIP providers, wireline to wireless substitution, as well as continued pressure from growth in high-speed Internet access that reduces the need for second telephone lines. This decrease in 2005 reflected a higher level of NAS losses than the previous year, as several major cable operators in our incumbent territories increased their marketing efforts and expanded the footprint of their low-priced local telephony offerings in certain of our Ontario and Québec markets. This was offset partly by customers subscribing to our new Bell Digital Voice service and higher demand for local access lines from Shaw Communications to offer VoIP services in Western Canada.
     Moreover, the CRTC’s regulatory restrictions continue to place pressure on our local and access business with respect to bundling and packaging of local services with other non-regulated services, as well as limitations on customer win-back promotions.
     In 2006, we expect that wireline competition in both the Residential and Business markets will increase further, primarily as a result of cable telephony and
BELL CANADA 2005 FINANCIAL INFORMATION

p. 26      MANAGEMENT’S DISCUSSION AND ANALYSIS
decreases in our legacy services pricing. Accordingly, we estimate that our overall NAS in service will continue to decrease in 2006, reflecting a significantly higher rate of decline in our Residential segment.
Long Distance
Long distance revenues were $2,044 million in 2005, reflecting a year-over-year decrease of 12.2% compared with 2004. Lower long distance revenues affected all Bell Canada segments, particularly our Residential and Business segments. Overall minute volumes increased 1.3% in 2005 to 18,306 million conversation minutes, compared with 2004. However, ARPM decreased by $0.015 during the year to reach $0.102, reflecting competitive pricing pressures in our Residential, Business and Wholesale markets and the pricing impact from subscriptions to the $5 Long Distance Bundle in our Residential segment (which we stopped offering in July 2005).
     We anticipate continued pressure on long distance revenues in 2006, due to intensifying competition in our Residential markets from cable companies that are offering VoIP residential telephone service, wireless substitution and other factors including e-mail and instant messaging substitution, as well as continuing competitive pricing conditions in the Enterprise and Wholesale markets.
Wireless
Gross wireless activations increased by 20% in 2005 to a record 1,470,000, up from 1,225,000 in the previous year. Although the percentage of total gross activations from postpaid rate plans decreased to 70% in 2005 from 75% in 2004, due primarily to the impact of Solo Mobile and Virgin Mobile on prepaid subscriber growth, the total number of gross postpaid activations increased by 11.9% to 1,024,000. Prepaid gross activations comprised the remaining 446,000 gross activations, representing a 44% increase compared with 2004. Postpaid growth was stimulated by our attractive line-up of leading-edge handsets and devices, innovative services such as 10-4 and EVDO, competitive rate-plan promotions, our growing presence in Western Canada, as well as our continued success with the business market segments. The significantly higher number of prepaid activations was fuelled by the introduction of two new brands tailored for the youth market, Solo Mobile and Virgin Mobile.
     Our postpaid churn rate increased to 1.4% in 2005 from 1.1% in 2004, due mainly to increased competitive pressures, the reaction to price increases introduced during the year for certain services and features, the enforcement of tighter policies on the application of customer credits and discounts and to the granting of hardware upgrades, as well as some residual impacts from our billing system migration that caused dissatisfaction among certain of our customers who deferred service deactivation until expiry of their contracts. Prepaid churn for 2005 was unchanged at 1.9% year-over-year, reflecting the effectiveness of our retention initiatives with respect to inactive customers. Accordingly, as a result of higher postpaid churn, our blended churn rate for 2005 increased to 1.6%, compared with 1.3% in 2004.
     As a result of a record number of gross activations in 2005 and despite an increase in our overall churn rate for the year, we added 516,000 new net activations in 2005, representing a slightly higher number than the 513,000 achieved in 2004. At December 31, 2005, our cellular and PCS subscriber base totalled 5,441,000, representing a 10.5% increase. Postpaid
BELL CANADA 2005 FINANCIAL INFORMATION

p. 27
rate plans accounted for 74% of our total subscriber base at the end of 2005, compared with 76% at the end of the previous year.
     Wireless service revenues grew 9.9%, or $279 million, to $3,097 million in 2005, compared with 2004, reflecting a higher average number of customers in our subscriber base and stable ARPU performance.
     Postpaid ARPU remained stable year-over year at $61 per month. The positive impact of higher value-added service and data revenues, increased penetration of Blackberry customers and other heavy users subscribing to higher-priced rate plans, as well as price increases implemented during the year for certain features including 911, 411, outbound text messaging and out-of-bundle minutes were fully offset by lower out-of-bundle airtime usage, resulting from the popularity of price plans offering a large number of bundled minutes or an unlimited local usage option, and the application of customer billing and retention credits in the early part of the year stemming from the residual impact of the billing system migration in 2004. Prepaid ARPU increased to $14 per month in 2005, compared with $12 per month in 2004, due mainly to the addition of Solo and Virgin Mobile customers, who generate a higher than average ARPU, to our prepaid subscriber base and to higher overall usage. Blended ARPU remained unchanged in 2005 at $49 per month, compared with 2004, despite a slight year-over-year decrease in the percentage of total subscribers on postpaid rate plans.
     We continue to see considerable opportunities for growth in the wireless market for 2006, given that Canadian wireless penetration is significantly lower than the levels achieved in other countries, such as the United States where the penetration rate at the end of 2005 was approximately 65%, compared to an estimated 52% in Canada. We expect our wireless revenues to increase as a result of anticipated higher ARPU and the continued expansion of our subscriber base in 2006. We anticipate that attracting higher-value subscribers with innovative features and applications, increased take-up rates for data bundles, the introduction of new rate plans to stimulate usage and encourage customer migration to higher priced packages, selective price increases for some value-added services, as well as increased usage of wireless data services such as text and picture messaging and web browsing should stimulate ARPU growth.
Data
Data revenues increased 10.3%, or $375 million, to $4,015 million in 2005, compared with 2004. The improvement was a result of growth in high-speed Internet access services, increased penetration of IP-based connectivity and ICT solutions within our Enterprise and SMB business units, including revenues related to business acquisitions in 2005, which more than offset the negative effects of a decrease in legacy data revenues due to competitive pricing, lower demand and the continued rationalization of circuit networks by wholesale customers, lower construction revenues from the GOA contract and the CRTC’s CDN decision, which adversely affected data revenues by $63 million in 2005. Data revenues in 2005 also reflected the favourable impact of the sale of customer contracts and fibre and access capacity in our Enterprise and Wholesale units, as well as a one-time benefit from the early termination of a cross-border facilities contract.
     The number of high-speed Internet subscribers increased by 387,000 in 2005, 10.6% higher than the 350,000 net new connections activated in 2004, bringing the total subscriber count at the end of 2005 to 2,195,000. Subscriber growth in the year was driven largely by the introduction of our Basic Lite product in the Ontario market, higher net additions at Aliant and in our SMB unit, as well as by footprint expansion, focused selling efforts and improved customer retention. The introduction of lower-priced high-speed services such as Basic Lite that are tailored to the very price-sensitive segments of the market, has expanded the overall high-speed market, stimulating high-speed service growth and accelerating the rate of erosion of dial-up Internet service. Total dial-up customers
BELL CANADA 2005 FINANCIAL INFORMATION

p. 28     MANAGEMENT’S DISCUSSION AND ANALYSIS
Other Income
Other income includes income that we receive from activities that are not part of our main business operations, such as:
• net gains on investments, including gains or losses when we dispose of, write down or reduce our ownership in investments
• foreign currency gains (losses)
• interest income on cash and cash equivalents
• equity in net earnings (losses) from companies over which we exert significant influence
• other miscellaneous income or expense.
Non-Controlling Interest
The non-controlling interest in the statements of operation reflects the percentage of a subsidiary that we do not own multiplied by the amount of the subsidiary’s after-tax earnings.
decreased to 586,000 at the end of 2005 from 743,000 at the end of 2004. Our high-speed Internet access footprint in Ontario and Québec reached 85% of homes and business lines passed at the end of 2005, compared with 83% at the end of the previous year.
     In 2006, we expect further revenue erosion in our legacy data services from competitive pricing pressures and continued customer migration to IP-based networks, offset by anticipated high-speed Internet subscriber base growth, increased penetration of value-added solutions, as well as the positive impact of acquisitions and select price increases for certain Internet services. We also expect our Residential segment to experience slower high-speed Internet subscriber growth due to sustained aggressive price competition in both our Ontario and Québec markets arising from cable operators’ increased emphasis on selling multi-product bundles at discounted rates.
Video
See discussion under Residential segment.
Terminal Sales and Other
Terminal sales and other revenues increased 5.8%, or $92 million, to $1,672 million in 2005, compared with 2004. The year-over-year improvement reflected higher wireless equipment revenues resulting from an increased volume of devices sold, higher product sales at Aliant reflecting its recovery from a labour disruption in 2004, the favourable impact from several acquisitions (including those of 360networks and Entourage), as well as incremental revenue from a contract secured by Expertech Network Installation Inc. (a Bell Canada majority-owned provider of installation and network infrastructure services) to help restore telecommunications service to the areas affected in the United States by Hurricane Katrina. This was offset partly by lower legacy voice equipment sales to business customers.
OTHER ITEMS
Other Income
Other income decreased $144 million to $39 million in 2005, a decrease of 79% from 2004. This was mainly from:
• net gains on investments in 2004 of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. (YPG)
• a decrease of $15 million in income from cost and equity investments due to the sale of our 15.96% interest in MTS.
Interest Expense
Interest expense declined $36 million to $827 million in 2005, a decrease of 4.2% from 2004. This was a result of lower average interest rates from the refinancing of debt at lower rates.
Income Taxes
Income taxes increased $237 million to $743 million in 2005, an increase of 47% over 2004. This was mainly from:
• higher pre-tax earnings
• tax savings realized in 2004 on the $108 million gain on the sale of our interest in YPG because of the available capital loss carryforwards.
This increase was partly offset by:
• restructuring charges of $45 million that were not tax-effected in 2004
• savings of $99 million resulting from the tax loss monetization program between Bell Canada and BCI (see Related Party Transactions).
As a result, the effective tax rate decreased slightly from 25.1% in 2004 to 25.0% in 2005.
Non-Controlling Interest
Non-controlling interest of $71 million in 2005 represents an $80 million decrease compared to 2004.
This was from:
• higher net earnings at Aliant
• a higher net loss at Bell West in 2004, due to cost overruns on the GOA contract that were recorded in 2004, since MTS owned a 40% interest in Bell West until August 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 29
Financial and Capital Management
This section tells you how we manage our cash and capital resources to carry out our strategy and deliver financial results. It provides an analysis of our financial condition, cash flows and liquidity on a consolidated basis.
Capital Structure
Our capital structure shows how much of our net assets are financed by debt and equity.
Net debt to capitalization ratio
Is a key measure we use to assess our financial condition. It shows how much net debt (debt due within one year and long-term debt, net of cash) we have in relation to our capitalization (total net debt, non-controlling interest and shareholders’ equity).
Extraordinary Gain
In the fourth quarter of 2004, we purchased the Canadian operations of 360networks for $293 million in cash. The fair value of the net assets acquired exceeded the purchase price by approximately $227 million. For accounting purposes, the excess was eliminated by:
• reducing the amounts assigned to the acquired non-monetary assets (e.g., capital and intangible assets to zero
• recognizing the balance of $69 million as an extraordinary gain.
FINANCIAL AND CAPITAL MANAGEMENT
CAPITAL STRUCTURE

AT DECEMBER 31	2005	2004

Debt due within one year	836	1,352
Long-term debt	10,177	9,166
Less: Cash and cash equivalents	(233)	(32)

Total net debt	10,780	10,486

Non-controlling interest	1,212	1,229
Total shareholders’ equity	10,135	9,670

Total capitalization	22,127	21,385

Net debt to capitalization ratio	48.7%	49.0%

Our net debt to capitalization ratio was 48.7% at the end of 2005, compared to 49.0% at the end of 2004. This was a result of an increase in total shareholders’ equity, partly offset by higher net debt.
     Net debt increased $294 million to $10,780 million in 2005. This was mainly due to:
• obligations of $452 million for capital leases relating to several lease financing arrangements
• cash of $357 million invested in business acquisitions and other investments
• redemption of common shares of $78 million from non-controlling interest.
     This increase was partly offset by free cash flow of $644 million.
     Total shareholders’ equity increased $465 million to $10,135 million in 2005. This was mainly the result of the net earnings remaining after the dividends we declared on common and preferred shares in 2005.
CASH FLOWS
BELL CANADA 2005 FINANCIAL INFORMATION

p. 30       MANAGEMENT’S DISCUSSION AND ANALYSIS
The table below is a summary of the flow of our cash flows in 2005 and 2004.

	2005	2004

Cash flows from operating activities	5,508	5,333
Capital expenditures	(3,122)	(3,026)
Other investing activities	5	(15)
Cash dividends paid on common shares	(1,579)	(1,559)
Cash dividends paid on preferred shares	(56)	(60)
Cash dividends paid by subsidiaries to non-controlling interest	(112)	(117)

Free cash flow	644	556
Business acquisitions	(223)	(1,138)
Business dispositions	—	2
Increase in investments	(134)	(2)
Decrease in investments	—	128
Decrease in advances made to an affiliated company under common control	—	450
Contribution of capital	—	433
Net repayment of debt instruments	(63)	(686)
Financing activities of subsidiaries with third parties	34	15
Other financing activities	(57)	(124)

Net increase (decrease) in cash and cash equivalents	201	(366)

Cash from Operating Activities
Cash from operating activities increased $175 million to $5,508 million in 2005, an increase of 3.3% from 2004. This was a result of:
• an improvement in cash earnings resulting from higher EBITDA
• a significant improvement in the collection of accounts receivable once issues associated with the implementation of our new billing platform for wireless customers in 2004 were resolved
• an increase of $134 million in proceeds from the sale of accounts receivable
• a decrease of $81 million in payments relating to the restructuring initiatives of 2004 and 2005.
This increase was partly offset by:
• higher pension and other benefit plan payments, mainly at Aliant
• an increase of $64 million in income taxes paid, primarily related to the final instalment for 2004 made in 2005 as instalments were not required at Bell Canada in 2004
• a $75 million settlement payment received from MTS in 2004.
Free Cash Flow
Our free cash flow was $644 million in 2005, up from $556 million in 2004. This was mainly due to a $175 million increase in cash from operating activities, partly offset by a $96 million increase in capital expenditures related to our investment in platforms for next-generation services.
     We are targeting positive free cash flow in 2006 to be generated mainly from recurring sources.
Capital Expenditures
We continue to make investments to expand and update our networks and to meet customer demand for new services. Capital expenditures were $3,122 million in 2005, which was 3.2% higher than 2004 capital expenditures of $3,026 million. As a percentage of revenues, our capital expenditures increased slightly from 18.0% in 2004 to 18.1% in 2005.
     Our capital spending in 2005 reflected an increasing investment in the growth areas of the business and reduced spending in legacy areas. Our key strategic investments this year included:
• expanding our FTTN footprint
• launching our Bell Digital Voice service
• implementing an EVDO wireless data network
• expanding our DSL footprint
• investing in our IPTV platform and IT efficiency projects to achieve cost savings.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 31
Debt instruments
We use a combination of short-term and long-term debt to finance our operations. Our short-term debt consists mostly of bank facilities and notes payable under commercial paper programs. We usually pay fixed rates of interest on our long-term debt and floating rates on our short-term debt.
Our capital spending also was higher in 2005 because Aliant was able to return to more normal spending levels after the labour disruption in 2004.
In 2006, we are targeting to reduce our capital intensity ratio mainly because of lower spending for maintenance of our wireline and DSL networks. Although we anticipate a decrease in overall capital expenditures, we plan on increasing investment in our key strategic priorities, including FTTN, wireless growth and network expansion, IP product development and Galileo cost saving initiatives (see Our Strategic Priorities).
Business Acquisitions
We invested $223 million for business acquisitions in 2005. This consisted of:
• our acquisition of Nexxlink for $74 million
• our acquisition of NR Communications for $60 million
• other business acquisitions, mainly at Bell Canada, totalling $89 million.
We invested $1,138 million in business acquisitions in 2004. This consisted of:
• our purchase of the Canadian operations of 360networks in November 2004 for $293 million
• our purchase of MTS’ 40% interest in Bell West in August 2004 for $646 million, giving Bell Canada 100% ownership of Bell West
• other business acquisitions, mainly at Bell Canada, totalling $199 million.
Increase in Investments
Cash flows used for investments increased $132 million to $134 million in 2005. In the first quarter, Bell Canada invested US$100 million to acquire an approximate 12% interest in Clearwire Corporation, a privately-held company that offers advanced IP-based wireless broadband communications services.
Decrease in Investments
We did not have any significant decreases in investments in 2005.
     In 2004, we sold our remaining 3.24% interest in YPG for net cash proceeds of $123 million.
Debt Instruments
In 2005, we repaid $63 million of debt, net of issues, including the following:
• Bell Canada repaid $751 million in debentures
• Aliant repaid $150 million in medium-term notes
• we repaid $54 million in notes payable and bank advances
• we made other repayments that included capital leases.
We had the following issues in 2005:
• Bell Canada issued $900 million in debentures
• Aliant issued $150 million in medium-term notes.
In 2004, we repaid $686 million of debt, net of issues, including the following:
• Bell Canada repaid $952 million in debentures
• Aliant repaid $100 million in medium-term notes.
Most of the issues in 2004 were at Bell Canada, which issued $450 million in debentures.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 32      MANAGEMENT’S DISCUSSION AND ANALYSIS
Credit Ratings
The interest rates we pay are partly based on the quality of our credit ratings, which were all investment grade at March 1, 2006. Investment grade ratings usually mean that when we borrow money, we qualify for lower interest rates than companies that have ratings lower than investment grade.
CREDIT RATINGS
The table below lists Bell Canada’s key credit ratings at March 1, 2006.

	S&P (1)	DBRS (2)	MOODY’S (3)	FITCH (4)

Commercial paper	A-1 (low)	R-1 (low) / stable	P-2	—
Extendable commercial notes	—	R-1 (low) / stable	—	—
Long-term debt	A - / negative	A / stable	A3 / negative	BBB+ / stable
Subordinated long-term debt	BBB+ / negative	BBB (high) / stable	Baa1 / negative	BBB / stable
Preferred shares	P-2	Pfd-2 / stable	—	—

(1)	Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.; maintains a negative outlook on our corporate rating

(2)	Dominion Bond Rating Service Limited

(3)	Moody’s Investors Service, Inc.; on February 1, 2006 ratings placed under review for possible downgrade

(4)	Fitch Ratings Ltd.
LIQUIDITY
We expect, in 2006, to generate enough cash from our operating activities to pay for capital expenditures and dividends. In other words, we are targeting positive free cash flow in 2006.
     We expect to repay contractual obligations maturing in 2006 and in the long term from cash on hand, from cash generated from our operations or by issuing new debt. Contractual obligations include long-term debt.
Cash Requirements
In 2006, we will need cash mainly for capital expenditures, dividend payments, pension funding, the payment of contractual obligations and other cash requirements.
Capital Expenditures
Capital expenditures were $3.1 billion in 2005, representing 18.1% of our revenues for the year. We are targeting a decrease in Bell Canada’s capital intensity ratio in 2006.
Pension Funding
We expect to contribute approximately $450 million to our defined benefit pension plans in 2006, subject to actuarial valuations being completed.
Contractual Obligations
The table below is a summary of our contractual obligations at December 31, 2005 that are due in each of the next five years and after 2010.

	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

Long-term debt (excluding capital leases)	528	613	908	967	1,007	5,599	9,622
Notes payable and bank advances	146	—	—	—	—	—	146
Capital leases	162	151	108	99	103	622	1,245
Operating leases	218	200	180	163	130	689	1,580
Commitments for capital expenditures	96	42	7	1	1	—	147
Purchase obligations	1,392	974	689	244	143	475	3,917
Other long-term liabilities (including current portion)	55	64	61	74	—	—	254

Total	2,597	2,044	1,953	1,548	1,384	7,385	16,911

BELL CANADA 2005 FINANCIAL INFORMATION

p. 33
Long-term debt and notes payable and bank advances include $28 million drawn under our committed credit facilities. They do not include $311 million of letters of credit. A total of $1.6 billion is available under these committed credit facilities and our commercial paper programs, including the amount currently drawn.
     The imputed interest to be paid on capital leases is $620 million.
     Rental expense relating to operating leases was $311 million in 2005 and $353 million in 2004.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our capital spending commitments include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to payments we will make in the future to Amdocs Canadian Managed Services, Inc. (formerly Certen Inc.) for the development of Bell Canada’s billing system. The total amount remaining in the contract was $254 million at December 31, 2005.
     At December 31, 2005, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
• future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
• future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
Other Cash Requirements
Our cash requirements may also be affected by the liquidity risks related to our off-balance sheet arrangements, derivative instruments and contingencies. We may not be able to quantify all of these risks.
Off-Balance Sheet Arrangements
Guarantees
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties in transactions involving business dispositions, sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases.
     We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties because of the nature of almost all of these indemnifications. As a result, we cannot determine how they could affect our future liquidity, capital resources or credit risk profile. We have not made any significant payments under these indemnifications in the past. See Note 25 to the consolidated financial statements for more information.
Securitization of accounts receivable
Bell Canada and Aliant have agreements in place to provide us with an inexpensive source of funds.
     Under the agreements, Bell Canada and Aliant sold interests in pools of accounts receivable to securitization trusts for a total of $1,354 million.
     The total accounts receivable that were sold must meet minimum performance targets. These are based on specific delinquency, default and receivable turnover ratio calculations, as well as minimum credit ratings. If these accounts receivable go into default, the full purchase price will have to be returned to the buyers.
     These agreements are an important part of our capital structure and liquidity. If we did not have them, we would have had to finance approximately $1,354 million by issuing debt or equity. See Note 8 to the consolidated financial statements for more information.
Commitment under the CRTC
Deferral Mechanism
As at December 31, 2005, we had estimated Bell Canada’s and Aliant’s current deferral account amounts, expressed as a future annualized commitment, at $95 million for Bell Canada and $12 million for Aliant.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it estimated Bell Canada’s and Aliant’s deferral account amounts, on an accumulated balance and future annualized commitment, at May 31, 2006. Bell Canada’s estimated accumulated balance at May 31, 2006 is $480.5 million with a future annualized commitment of $81.5 million. Aliant’s
BELL CANADA 2005 FINANCIAL INFORMATION

p. 34     MANAGEMENT’S DISCUSSION AND ANALYSIS
estimated accumulated balance at May 31, 2006 is $21.8 million with a future annualized commitment of $2.2 million.
In the Decision, the CRTC concluded that incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, in the following ways:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5.0% of incumbent telephone companies’ accumulated deferral account balances
• any amounts remaining in incumbent telephone companies’ deferral accounts after accounting for these two programs will be rebated to incumbent telephone companies’ residential local customers in non-high cost serving areas. The timing and amount of the rebate, if any, is uncertain.
This Decision also indicates that incumbent telephone companies’ future annual deferral account obligations are to be eliminated by reducing monthly prices for primary exchange service and optional local services for residential customers in non-high cost serving areas. Bell Canada, Aliant and certain other incumbent telephone companies are directed to file their rate proposals by May 15, 2006 and implement them on June 1, 2006.
     Finally, the Decision notes that the extension of the price cap regime to May 31, 2007 will result in an additional annual deferral account obligation.
Derivative Instruments
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE common shares that may be issued or purchased under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
The carrying value of the outstanding derivative instruments was a net liability of $90 million at December 31, 2005. Their fair values amounted to a net liability of $129 million. See Note 19 to the consolidated financial statements for more information.
Litigation
We become involved in various claims and litigation as a part of our business. While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
     You will find a more detailed description of the material claims and litigation pending at December 31, 2005 in the Bell Canada 2005 AIF.
Sources of Liquidity
While we do not expect a cash shortfall in the foreseeable future, any unplanned shortfall would be covered through the financing facilities we currently have in place.
     These financing facilities, along with our strengthening balance sheet, give us flexibility in carrying out our plans for future growth. If necessary, we can supplement our liquidity sources by issuing additional debt or equity. We might do this to help finance business acquisitions or for contingencies.
     The table below is a summary of our outstanding lines of credit, bank facilities and commercial paper programs at December 31, 2005.

		NON-
		COM-
	COMMITTED	MITTED	TOTAL

Commercial paper credit lines (1)	1,229	900	2,129
Other credit facilities (2)	390	322	712

Total	1,619	1,222	2,841

Drawn (2)	339	—	339
Undrawn	1,280	1,222	2,502

(1)	Current commercial paper credit lines expire during August 2008

(2)	Includes $311 million in letters of credit
Bell Canada and Aliant may issue notes under their commercial paper programs up to the amount of their supporting committed lines of credit. The total amount available under these supporting committed lines of credit was $1.2 billion at December 31, 2005.
     Bell Canada and Aliant had $45 million in commercial paper outstanding at December 31, 2005.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 35
     Bell Canada can issue up to $400 million Class E notes under its commercial paper programs. These notes are not supported by committed lines of credit and may be extended in certain circumstances. Bell Canada had no Class E notes outstanding at December 31, 2005.
RELATED PARTY TRANSACTIONS
Loss Monetization Transactions
Bell Canada realizes tax savings by using strategies to take advantage of tax losses within the BCE group of companies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.
BCE Inc., 4257111 Canada Inc. and Bell Mobility Inc. (Bell Mobility) loss monetization transaction
On September 16, 2005, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing demand loan basis. Bell Mobility used the proceeds to acquire preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan.
     For 2005, the interest rate on the interest bearing loan is equal to 4.96%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.
Bell Canada International Inc. (BCI) loss monetization transaction
On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
This transaction was unwound on August 18, 2005. The transaction received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income are presented on a net basis. The tax savings of $99 million, resulting from the interest expense are presented as a reduction of income tax expense.
      BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the realized tax savings.
BCE Inc., 3787842 Canada Inc. and Bell Canada loss monetization transaction
In the fourth quarter of 2002, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., 3787842 Canada Inc. then advanced $12 billion to BCE through an interest-free subordinated demand loan.
     In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire more preferred shares in 3787842 Canada Inc. 3787842 Canada Inc. then advanced $7 billion to BCE through an interest-free subordinated loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $7 billion during 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 36     MANAGEMENT’S DISCUSSION AND ANALYSIS
Assumptions Made in the Preparation of Forward-Looking Statements and Risks That Could Affect Our Business and Results
This section describes assumptions made by us in preparing forward-looking statements and general risks that could affect us.
A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.
Because no one can accurately predict whether an event that is only possible will actually happen or what its consequences may be, the actual effect of any event on our business and results could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.
     For 2005, the effective interest rate on the loans was equal to 4.56%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right and intention to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada Inc. Because we intend to do this, we have presented these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.
     On August 1, 2005, all amounts outstanding under this tax loss consolidation strategy were settled.
BCH, 4047974 Canada Inc. and Bell Canada loss monetization transaction
In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly-owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
     For 2005, the interest rate on the loan was equal to 4.25% which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
An evaluation of the effectiveness of Bell Canada’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and of the Canadian Securities Administrators) was carried out as of December 31, 2005 by Bell Canada’s management, under the supervision and with the participation of Bell Canada’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based on that evaluation, the CEO and CFO concluded that such disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to Bell Canada and its consolidated subsidiaries would be made known to them by others within those entities.
ASSUMPTIONS MADE IN THE PREPARATION OF FORWARD-LOOKING STATEMENTS AND RISKS THAT COULD AFFECT OUR BUSINESS AND RESULTS
Assumptions Made in the Preparation of Forward-Looking Statements
Forward-looking statements for 2006 made in Bell Canada’s 2005 financial information, including in this MD&A, are based on a number of assumptions that we believed were reasonable on the day we made the forward-looking statements. This section outlines assumptions that we made in addition to those set out in other sections of this MD&A. If our assumptions turn out to be inaccurate, our actual results could be materially different from what we expect.
Assumptions about the Canadian Economy
• Canadian GDP growth of approximately 3% in 2006, which is consistent with estimates by the Conference Board of Canada
• the business prime rate in Canada to increase slightly from its 2005 year-end level
• the Consumer Price Index (estimated by Statistics Canada) to increase slightly from its 2005 year-end level.
Market Assumptions
• growth in the overall Canadian telecommunications market slightly higher than GDP in 2006
• continued decrease in the residential voice telecommunications market in 2006 because more consumers are expected to use wireless, e-mail and instant messaging instead
BELL CANADA 2005 FINANCIAL INFORMATION

p. 37
• increase in the wireline competition in both the business and residential telecommunications markets in 2006, mainly from cable companies
• growth in revenues for the Canadian wireless industry in 2006 similar to the rate of growth in 2005
• growth in revenues for the Canadian video market in 2006 slightly lower than the rate of growth in 2005
• growth in revenues for the Canadian Internet market in 2006 also slightly lower than the rate of growth in 2005.
Operational and Financial Assumptions
Subscribers and Services
• growth in the number of our wireless, video and high-speed Internet subscribers as well as higher ARPU for these services are targeted in 2006
• continued decrease in our network access services is expected in 2006, with significantly higher declines in our Residential segment.
Financial
• significant cost savings are targeted in 2006 as a result of our Galileo program, including from internal process redesign and supply transformation
• restructuring costs are expected to result in 2006 mainly from reductions in our workforce
• amortization expense is expected to increase in 2006 as a result of an increase in our capital base, reflecting mainly the capitalization of STB and installation costs associated with the new rental program in our video business unit and the completion in 2005 of the Alberta SuperNet
• total net benefit plans cost is expected to increase in 2006 mainly as a result of a further reduction in the discount rate from 6.2% in 2005 to 5.2% in 2006
• Bell Canada’s capital intensity is targeted to decrease in 2006 mainly as a result of anticipated lower spending for maintenance of our wireline and DSL networks which is expected to be partly offset by increased investment in our key strategic priorities.
Assumptions about Transactions
• we expect to complete the creation of a regional telecommunications service provider in the form of an income trust.
RISKS THAT COULD AFFECT OUR BUSINESS
Strategies and Plans
We plan to achieve our business objectives through various strategies and plans.
     In 2006, we plan to continue to implement our strategy to deliver unrivalled integrated communication services to customers across Canada in the most efficient and cost-effective manner. This strategy is founded on the three key pillars referred to earlier in this MD&A under Our Strategic Priorities and is supported by our four operating priorities for 2006 concerning service, customer retention, growth services and costs, also referred to under Our Strategic Priorities.
     Our strategic direction requires us to transform our cost structure and the way in which we serve customers. This means we will need to:
• be responsive in adapting to these changes and make any necessary shifts in employee skills. If our management, processes or employees are not able to adapt to these changes, our business and financial results could be materially and negatively affected
• invest capital to implement our strategies and operating priorities. The actual amount of capital required and the returns from these investments could, however, differ materially from our current expectations. In addition, we may not have access to capital on attractive terms when we need it.
Not achieving our business objectives could have a material and negative impact on our financial performance and growth prospects.
Economic and Market Conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and prices of, our products and services. When there is a decline in economic growth and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce purchases or discontinue using them.
Weak economic conditions could lower our profitability and reduce cash flows from operations. They could also negatively affect the financial condition and creditworthiness of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 38     MANAGEMENT’S DISCUSSION AND ANALYSIS
Increasing Competition
Competition affects our pricing strategies and could reduce our revenues and lower our profitability. It could also affect our ability to retain existing customers and attract new ones. We are under constant pressure to keep our prices and service offerings competitive. We need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.
Increasing Competition
We face intense competition from traditional competitors, as well as from new players entering our markets. We compete with telecommunications and television service providers. We also compete with other businesses and industries including cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems, systems integrators and other companies that deal with, or have access to, customers through various communications networks.
     We already have several domestic and foreign competitors, but the number of well resourced foreign competitors with a presence in Canada could increase in the future. In recent years, the Government of Canada has reviewed the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. We cannot predict what action, if any, the federal government will take as a result of these reviews. We also cannot assess how any change in foreign ownership restrictions may affect us because the government continues to consider its position on these matters.
Wireline and Long Distance
We experience significant competition in the provision of long distance service from dial-around providers, prepaid card providers, VoIP service providers and others, and from traditional competitors such as interexchange carriers and resellers. We also face increasing cross-platform competition as customers replace traditional services with new technologies. For example, our wireline business competes with VoIP, wireless and Internet services, including chat services, instant messaging and email.
We are also facing increasing competitive pressure from cable companies as a result of their now offering voice services over their networks. Since cable companies only recently started offering voice services, it is difficult to predict the extent and timing of any resulting loss in market share that we might suffer. It is also difficult to predict to what degree customers who stop using our voice services will also stop using our other services such as video and Internet access. Additional competitive pressure is also emerging from other competitors such as electrical utilities. These alternative technologies, products and services are now making significant inroads in our legacy services, which typically represent our higher margin business.
     Technology substitution, and VoIP in particular, have reduced barriers to entry in the industry. This has allowed competitors with far lower investments in financial, marketing, personnel and technological resources to rapidly launch new products and services and gain market share. We expect this trend to accelerate in the future, which could materially and negatively affect our financial performance.
     Competition for contracts to supply long distance services to large business customers is very intense. Customers may choose to switch to competitors that offer lower prices to gain market share and are less concerned about the quality of service or impact on their margins.
     These competitive factors suggest that our legacy wireline accesses and long distance volumes will continue to decline in the future. Continued decline will lead to reduced economies of scale in those businesses and, in turn, lower margins. Our strategy is to mitigate these declines by building the business for newer growth services. The margins on newer services, however, will likely be less than the margins on legacy services. If the legacy services decline faster than the rate of growth of our newer services, our financial performance could be negatively and materially affected. In addition, if a large portion of the customers who stop using our voice services also cease using our other services, our financial performance could be negatively and materially affected.
Internet Access
We compete with cable companies and ISPs to provide broadband and Internet access and related services. In particular, cable companies have focused on increased bandwidth and discounted pricing on bundles to compete against us.
Regional electrical utilities may continue to develop and market services that compete directly with Bell Canada’s Internet access and broadband services. Developments in wireless broadband services may also lead to increased competition in certain geographic areas. This could materially and negatively affect the financial performance of our Internet access services business.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 39
Anticipating Technological Change and Investing in New Technologies, Products and Services
We operate in markets that are affected by constant technological change, evolving industry standards, changing client needs, frequent introductions of new products and services, and short product life cycles. The investment in new technologies, products and services and the ability to launch, on a timely basis, such technologies, products and services are critical to increasing the number of our subscribers and achieving our targeted financial performance.
Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that aggressively introduce, price and market their products and services. We also compete with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.
Video
Bell ExpressVu competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu and Bell Canada.
Transforming Our Cost Structure and Containing Capital Intensity
Our strategies and operating priorities require us to transform our cost structure. Accordingly, we are intensifying the implementation of several productivity improvements and initiatives to reduce costs while containing our capital expenditures. Our objectives for cost reduction under our new cost structure are aggressive compared to what we achieved in the past, and there is no assurance that these initiatives will be successful in reducing costs. There will be a material and negative effect on our profitability if we do not successfully implement these cost reduction initiatives and productivity improvements and manage capital expenditures while maintaining the quality of our service.
     Each year between 2002 and 2005, we had to reduce the price of certain services that are subject to regulatory price caps and may be required to do so again in the future. We have also reduced our prices for some business data services that are not regulated in order to remain competitive, and may have to continue doing so in the future. Our profits will decline if we cannot reduce our expenses at the same rate. There would be a material and negative effect on our profitability if market factors, such as increasing competition or regulatory actions, result in lower revenues and we cannot reduce our expenses at the same rate.
     Many productivity improvements and cost reduction initiatives require capital expenditures to implement systems that automate or enhance our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements and cost reductions.
      Improved customer service is critical to increasing customer retention and average revenue per user. It may, however, be difficult to improve customer service while significantly reducing costs. If we are unable to achieve either of these objectives, it could have a material and negative effect on our results of operations.
Anticipating Technological Change and Investing in New Technologies, Products and Services
Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.
     We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable. There is also a significant risk that current regulation could be expanded to apply to newer technologies. A regulatory change could delay our launch of new services and restrict our ability to market these services if, for example, new pricing rules or marketing or bundling restrictions are introduced, or existing ones are extended.
     We are in the process of moving traffic on our core circuit-based infrastructure to IP technology. As part of this move, we are in the process of discontinuing certain services that are based on circuit-based infrastructure. This is a necessary component of improving capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve the efficiencies as expected.
     There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as
BELL CANADA 2005 FINANCIAL INFORMATION

p. 40     MANAGEMENT’S DISCUSSION AND ANALYSIS
Liquidity
Our ability to meet our financial obligations and provide for planned growth depends on our sources of liquidity.
     Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements, derivative instruments and assumptions built into our business plan.
Litigation, Regulatory Matters and Changes in Laws For a detailed description of the principal legal proceedings involving us, please see Legal Proceedings We Are Involved In, in the Bell Canada 2005 AIF.
For a description of certain regulatory initiatives and proceedings affecting us, please see The Regulatory Environment We Operate In, in the Bell Canada 2005 AIF.
expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause prices to fall.
Liquidity
In general, we finance our capital needs in four ways:
• from cash generated by our operations or investments
• by borrowing from commercial banks
• through debt and equity offerings in the capital markets
• by selling or otherwise disposing of assets.
An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.
     Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.
     Bell Canada and some of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include credit facilities supporting commercial paper programs. There is no assurance that these facilities will be renewed on favourable terms.
     We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including repayment of our outstanding debt.
     Our plan in 2006 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to pay contractual obligations maturing in 2006 from cash on hand, from cash generated from our operations or by issuing debt. If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected by issuing debt or equity, borrowing from banks or selling or otherwise disposing of assets.
If we cannot raise the capital we need upon acceptable terms, we may have to:
• limit our ongoing capital expenditures
• limit our investment in new businesses
• try to raise additional capital by selling or otherwise disposing of assets.
Any of these could have a material and negative effect on our cash flow from operations and on our growth prospects.
Acquisitions and Dispositions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. We also from time to time dispose of assets or all or part of certain businesses. There is no assurance that we will find suitable companies to acquire or to partner with, or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of acquired companies with our existing operations or in operating joint ventures.
     There is also no assurance that we will be able to complete any announced dispositions or that we will use the funds received as a result of such dispositions for any specific purpose that may be publicly anticipated.
     Acquisitions and dispositions may be subject to various conditions, such as approvals by regulators and holders of our securities and other closing conditions, and there can be no assurance that, with respect to any specific acquisition or disposition, all such conditions will be satisfied.
Litigation, Regulatory Matters and Changes in Laws
Pending or future litigation, regulatory initiatives or regulatory proceedings (including the increase of class action claims) could have a material and negative effect on our businesses, operating results and financial condition.
     Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could also materially and negatively affect us. This includes changes in tax laws or the adoption of new tax laws that result in higher tax rates or new taxes. It also includes the amendments to the Securities Act of Ontario that took effect December 31, 2005. These amendments introduced statutory civil liability for misrepresentations in continuous disclosure and failure to disclose material changes on a timely basis, and could result in an increase in the number of
BELL CANADA 2005 FINANCIAL INFORMATION

p. 41
securities class action claims. We could have to devote considerable management time and resources to responding to such securities class action claims.
Funding and Control of Subsidiaries
If Bell Canada decides to stop funding any of its subsidiaries and that subsidiary does not have other sources of funding, this would have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities. It could also have, depending on factors such as the size or strategic importance of the subsidiary, a material and negative effect on the results of operations and financial condition of Bell Canada.
     In addition, Bell Canada does not have to remain the majority holder of, or maintain its current level or nature of ownership in, any subsidiary, unless it has agreed otherwise. An announcement of a decision by Bell Canada to change the nature of its investment in a subsidiary, to dispose of some or all of its interest in a subsidiary, or any other similar decision could have a material and negative effect on the subsidiary’s results of operations and financial condition and on the value of its securities.
     If Bell Canada stops funding a subsidiary, changes the nature of its investment or disposes of all or part of its interest in a subsidiary, stakeholders or creditors of the subsidiary might decide to take legal action against Bell Canada. While we believe that these kinds of claims have no legal foundation, they could negatively affect the market price of Bell Canada’s securities. Bell Canada could also have to devote considerable management time and resources to respond to such a claim.
Pension Fund Contributions
We have not had to make regular contributions to our pension funds in recent years because most of our pension plans have had pension fund surpluses. However, historically low interest rates combined with new actuarial standards that came into effect in February 2005, have eroded the pension fund surpluses. This has negatively affected our net earnings and liquidity. We expect to contribute approximately $450 million to our defined benefit pension plans in 2006, subject to actuarial valuations being completed.
     The funding status of our pension plans resulting from future valuations of our pension plan assets and liabilities depends on a number of factors, including:
•	actual returns on pension plan assets

•	long-term interest rates.
These factors could require us to increase contributions to our defined benefit pension plans in the future and therefore could have a material and negative effect on our liquidity and results of operations.
Renegotiating Labour Agreements
Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our business, operating results and financial condition.
     There can be no assurance that if a strike occurs, it would not disrupt service to our customers. In addition, work disruptions at our service providers, including work slowdowns and work stoppages due to strikes, could significantly hurt our business, including our customer relationships and results of operations.
Events Affecting our Networks
Network failures could materially hurt our business, including our customer relationships and our operating results. Our operations depend on how well we protect our networks, equipment, applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism and other events. Our operations also depend on timely replacement and maintenance of our networks and equipment. Any of these events could cause our operations to be shut down indefinitely.
     Our networks are connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers, could also hurt our business, including our customer relationships and our operating results.
Software and System Upgrades
Many aspects of our business, such as providing telecommunication services and customer billing, among others, depend to a large extent on various IT systems and software, which must be improved and upgraded regularly and replaced from time to time. Implementing system and software upgrades and conversions is a very complex process, which may have
Funding and Control of Subsidiaries
Bell Canada is currently funding, directly or indirectly, and may, in the future, continue to fund, the operating losses of some of its subsidiaries, but it is under no obligation to continue doing so.
Renegotiating Labour Agreements
Approximately 48% of our employees are represented by unions and are covered by collective agreements.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 42     MANAGEMENT’S DISCUSSION AND ANALYSIS
several adverse consequences including billing errors and delays in customer service. Any of these events could significantly damage our customer relationships and business and have a material and negative effect on our results of operations.
Decisions of Regulatory Agencies
Our business is affected by decisions made by various regulatory agencies, including the CRTC. For example, many of the decisions of the CRTC indicate that they try to balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely. There is a risk that decisions of the CRTC, and in particular the decisions relating to prices at which we must provide such access, may have a negative effect on our business and results of operations. Decisions of, and proceedings involving, regulatory agencies including the CRTC are described in more detail in the section entitled The Regulatory Environment We Operate In of the Bell Canada 2005 AIF.
Regional Telecommunications Service Provider
BCE and Aliant have proposed forming a new regional telecommunications service provider in the form of an income trust which would combine Bell Canada’s regional wireline operations with Aliant’s wireline operations. The new income trust would also own Bell Canada’s 63.4% interest in NorthernTel and Télébec. Completion of this transaction is subject to a number of conditions that include, among others:
• receiving advance income tax rulings from the Canada Revenue Agency
• receiving approval from the CRTC
• receiving an advance ruling certificate from the Competition Bureau
• receiving approvals from the appropriate securities commissions, regulators and stock exchanges
• receiving required third party consents on satisfactory terms
• receiving required approvals from Aliant’s shareholders
• receiving necessary court approvals
• arranging satisfactory bank financing.
The proposed transaction involves the integration of various operations previously operated independently and there can be no assurance that the resulting combined operation will realize the anticipated synergies or that other benefits expected from the transaction will be realized.
     Although our goal is to complete the proposed transaction without affecting our customers or future customers of the trust, there can be no assurance that the proposed transaction will not result in customer service disruptions. Customer service disruptions may have a negative effect on our operations and financial results, and those of the trust in particular.
      Although we expect the trust to make regular cash distribution to unitholders, these are not assured and may be reduced or suspended. The ability of the trust to maintain cash distributions will be subject to certain risks associated with its business and operations, including risks relating to:
• general economic conditions
• increasing competition
• changes in technology, industry standards and client needs
• the trust’s ability to quickly and efficiently introduce new products, services and technologies and upgrade existing ones in response to these changes
• the impact of pending or future litigation or regulatory proceedings or changes in laws.
If the trust does not meet its targets for cash distributions, the value of its units could decline substantially.
Changes to wireline regulation
Decisions of Regulatory Agencies
Second Price Cap Decision
In May 2002, the CRTC issued decisions relating to new price cap rules that govern incumbent telephone companies for the four-year period starting in June 2002.
     The CRTC also established the deferral account, an obligation that changes as amounts are added to the account, or the CRTC approves initiatives that serve to reduce the account.
     The accumulated deferral account balance in Bell Canada’s and Aliant’s deferral accounts at the end of May 31, 2006 is estimated at $480.5 million for Bell Canada and $21.8 million for Aliant, while the future annualized recurring deferral account obligation as of the same date is estimated at $81.5 million for Bell Canada and $2.2 million for Aliant.
     On February 16, 2006, the CRTC issued Telecom Decision 2006-9, where it concluded that incumbent telephone companies should clear the accumulated balances in their deferral accounts, to the greatest extent possible, in the following ways:
• by expanding broadband services to rural and remote areas that are currently unserved and would not otherwise be served
• by improving the accessibility to telecommunications services for persons with disabilities, using a minimum of 5.0% of incumbent telephone companies’ deferral account balances.
     BELL CANADA 2005 FINANCIAL INFORMATION

p. 43
Competitor Digital Network Service
On February 3, 2005, the CRTC released Telecom Decision 2005-6 on CDN services. This decision set the rates, terms and conditions for the provision of digital network services by Bell Canada and the other incumbent telephone companies to their competitors.
Incumbent telephone companies have been directed to file their proposals related to the above by June 30, 2006. Any amounts remaining in incumbent telephone companies’ deferral accounts after accounting for these two programs will be rebated to incumbent telephone companies’ residential local customers in non-high cost serving areas.
     There is a risk that Bell Canada’s and Aliant’s proposed implementation timeframes may be accelerated, which could have a material and negative effect on their results of operations.
Competitor Digital Network Service
The CRTC determined that CDN services should include not only digital network access components but also intra-exchange facilities, inter-exchange facilities in certain metropolitan areas, and channelization and co-location links (expanded CDN services). This decision affected Bell Canada and Aliant as providers of CDN services in their own operating territories and as purchasers of those services elsewhere in Canada.
There are two important financial aspects to note in this decision:
• the prices for all CDN services were applied on a going-forward basis, as of the date of the decision, and Bell Canada will be compensated from the deferral account for the revenue losses from this decision
• Bell Canada will also be compensated through the deferral account for applying reduced rates retroactively for the CDN access components that were tariffed at interim rates prior to the decision.
Retail Quality of Service Indicators
On March 24, 2005, the CRTC released Telecom Decision 2005-17 which, among other things, established the rate adjustment plan to be applied when incumbent telephone companies do not meet mandated standards of quality of service provided to their retail customers. As a result of this decision, incumbent telephone companies are subject to a penalty mechanism when they do not meet one or more service standards for their retail services. For Bell Canada, this maximum potential penalty amount equates to approximately $245 million annually, based on 2004 revenues.
     In the current penalty period of January 1 to December 31, 2005, the CRTC standard for several indicators was not met on an annual average basis because of the strike in 2005 by the Communications, Energy and Paperworkers’ Union of Canada at Bell Canada’s supplier of installation and repair services, Bell Technical Solutions Inc. (formerly Entourage Technology Solutions Inc.). Bell Canada has requested that the CRTC approve its December 5, 2005 application for the purpose of excluding below-standard strike-related results as a force majeure type exclusion. However, there is no assurance that the CRTC will issue a favourable decision and Bell Canada may be required to pay a penalty of up to $19 million.
     The CRTC determined that Aliant did not meet certain service standards during the period of January 1 to December 31, 2004. Applying the rate adjustment plan would result in an estimated penalty of $3 million. Aliant has applied to the CRTC for an exclusion from having to pay a penalty due to its labour disruption in 2004, as allowed for in the decision. The CRTC has not yet ruled on this application. Regarding the penalty period of January 1 to December 31, 2005, the CRTC standard for two indicators was missed on an annual average basis, resulting in a possible penalty of approximately $2 million.
Decision of VoIP Regulation
On May 12, 2005, the CRTC released Telecom Decision 2005-28 which determined the way the CRTC will regulate VoIP services. The CRTC determined that VoIP services (other than peer-to-peer services, defined in the decision as Internet Protocol communications services between two computers) provided by Bell Canada and other incumbent telephone companies will be regulated in the same way as traditional telephone services.
     As a result of this decision, VoIP services that use telephone numbers that conform to the North American numbering plan, and that provide universal access to and/or from the public switched telephone network will, for incumbent telephone companies, be treated as regulated local exchange services. Accordingly, tariffs have to be filed by incumbent telephone companies, but not by their competitors, when they provide customers with local VoIP services using a telephone number associated with that incumbent telephone company’s territory. In addition, the winback rules will apply, which means that incumbent telephone companies cannot attempt to directly contact a former residential local service customer for a period of 12 months from the time the customer decides to buy traditional local telephone service or VoIP service from a competitor. Other restrictions on promotions and bundling that apply to traditional local wireline
BELL CANADA 2005 FINANCIAL INFORMATION

p. 44     MANAGEMENT’S DISCUSSION AND ANALYSIS
Application to Change Bundling Rules
CSAs are arrangements tailored to a particular customer’s needs for the purpose of customizing the offering in terms of rate structure and levels.
services also apply to VoIP. These regulatory requirements could reduce Bell Canada’s and Aliant’s flexibility to compete with both traditional and new competitors, which could have a material and negative effect on our business and results of operations.
     Also as a result of Telecom Decision 2005-28, incumbent telephone companies as well as competitive local exchange carriers will have to fulfill, in relation to VoIP services, other requirements that apply to traditional telephone services, such as:
• allowing customers to keep their local number when they change service providers within the same local area (local number portability)
• allowing customers to use any long distance provider of their choice
• listing telephone numbers in the directory associated with the local telephone number chosen by the customer
• offering services for the hearing impaired
• implementing safeguards to protect customer privacy.
These regulatory requirements could increase operational costs and reduce Bell Canada’s and Aliant’s flexibility to compete with resellers, and could therefore have a negative effect on our business and results of operations. Bell Canada and several other parties have petitioned the Governor in Council to overturn the CRTC’s decision.
     In 2005, Bell Canada introduced three retail VoIP services in Québec and Ontario. These services are offered pursuant to tariffs that have received interim approval from the CRTC. CRTC public processes relating to these filings were held in 2005 and decisions on final approval of the tariffs are expected in March 2006. The CRTC has, on an interim basis, permitted Bell Canada to file VoIP tariff notices for the CRTC’s approval, on a confidential basis, which provide for minimum and maximum rates associated with each proposed VoIP service plan. Once the minimum and maximum rates are approved, for all future price changes within that range, Bell Canada can issue new tariff pages on their effective date. No additional CRTC approvals are required for price changes within the ranges. The CRTC has also, on an interim basis, permitted Bell Canada to price its Bell Digital Voice service differently on a province-wide basis in Ontario and Québec. A final decision from the CRTC regarding these tariff notices could result in a different outcome, and could therefore have a negative effect on our business and results of operations.
Forbearance from Regulation of Local Exchange Services
The CRTC conducted a public proceeding in 2005 on a framework for forbearance from the regulation of residential and business local exchange services offered by the incumbent telephone companies. The CRTC plans to issue a decision with respect to this matter in March 2006. Bell Canada’s and the other incumbent telephone companies’ flexibility to compete could be adversely affected in the event that the CRTC, in its decision, establishes onerous conditions to be satisfied in order for the incumbent telephone companies to obtain regulatory forbearance of residential and business local exchange services.
Price Floor Safeguards for Retail Services
On April 29, 2005, the CRTC issued its decision on price floor safeguards and related issues. A price floor safeguard is the minimum price that an incumbent telephone company can charge for regulated services.
     In its decision, the CRTC made changes that, in some circumstances, may result in future higher price floors for new services and bundles which could negatively limit Bell Canada’s ability to compete.
Application to Change Bundling Rules
On September 2, 2005, Bell Canada applied to the CRTC to modify the bundling rules that apply to customer-specific arrangements (CSAs).
     The CRTC currently requires any CSA that includes both tariffed and non-tariffed services (Mixed CSAs) to be filed for approval with the CRTC before it can be provided to customers.
     Bell Canada’s proposal would exempt a Mixed CSA from the bundling rules and associated tariff requirements if:
• total revenue from the CSA is higher than the price of the tariffed components of the CSA
• the CSA is not part of a practice designed to circumvent tariffs.
Bell Canada’s flexibility to compete may continue to be encumbered if the proposal is not approved.
Bell Canada Proposals to Telecom Policy Review Panel
On April 11, 2005, the Minister of Industry announced the creation of the Telecom Policy Review Panel (Panel) to review Canada’s telecommunications policy and
BELL CANADA 2005 FINANCIAL INFORMATION

p. 45
Access to Bell Canada Loops for Competitor Local Exchange Carriers’ Customers Served Via Remotes
Unbundled loops are transmission paths between the users’ premises and the central office that are provided separately from other components.
Wireless Number Portability
The Government of Canada in its 2005 Budget announced that it intended to ask the CRTC to implement wireless number portability. Number portability enables customers to retain the same phone number when changing service provider within the same local serving area.
Licences and Changes to Wireless Regulation
Companies must have a spectrum licence to operate cellular, PCS and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.
regulatory framework, and make recommendations. The Government of Canada had asked the Panel to deliver a final report by the end of 2005 but the report has been delayed and it is not clear when it will be released to the public.
     On August 15, 2005, Bell Canada submitted its recommendations to the Panel including a proposal for the adoption of a comprehensive “next generation” regulatory framework that relies on market forces to the maximum extent possible to ensure the telecommunications industry’s continued role as a key enabler of Canada’s overall economic performance.
     There can be no guarantee that the Panel will adopt any or all of Bell Canada’s proposals, or that the Minister of Industry and Parliament would implement the Panel’s recommendations regardless of its adoption of Bell Canada’s proposals.
     A number of groups have intervened to the Panel, opposing the regulatory reforms suggested by Bell Canada and advocating different reforms including significantly expanding the scope of wholesale regulation of Bell Canada’s and other incumbent telephone companies’ facilities. There is a risk that the Panel could follow those recommendations and propose that they be adopted by the Minister of Industry and Parliament. Implementation of the recommendations and proposals of opposing parties could have a material and negative effect on us.
Access to Bell Canada Loops for Competitor Local Exchange Carriers’ Customers Served Via Remotes
On September 2, 2005, Rogers Telecom Inc. (Rogers) submitted an application requesting that the CRTC direct Bell Canada to make unbundled loops available to competitors in a timely manner in certain specified areas where Rogers is present. On October 3, 2005, Bell Canada responded to Rogers’ application and explained the reasons why in some areas where competitors are present and the competitors’ potential end customer is served via a Bell Canada remote, unbundled loops should not have to be provided unless Bell Canada is compensated by competitors for the costs it incurs on their behalf.
     The cost to equip Bell Canada’s network in order to provide unbundled loops to competitors in locations where a potential competitor’s end customer is currently served via a Bell Canada remote could be significant should the CRTC grant Rogers’ request. It is anticipated that the CRTC will institute a further process to examine this matter prior to rendering a decision.
Wireless Number Portability
On December 20, 2005, the CRTC released Telecom Decision 2005-72. Among other things, the decision directed Bell Mobility, Rogers Wireless and TELUS Mobility to implement wireless number portability in Alberta, British Columbia, Ontario and Quebec by March 14, 2007. This accelerated timeframe will be challenging for Bell Mobility and the rest of the wireless industry to meet. On February 6, 2006, the CRTC issued Telecom Public Notice 2006-3, Regulatory issues related to the implementation of wireless number portability, a proceeding that will address a wide range of issues associated with the implementation.
Licences and Changes to Wireless Regulation
While we expect that the licences under which we provide cellular and PCS services will be renewed at term, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree. Should there be a disagreement, this could have a material and negative effect on us.
     In February 2005, Industry Canada released a report concerning its procedures for approving and placing wireless and radio towers in Canada, including the role of municipal authorities in the approval process. Among other things, the report recommends that the authority to regulate the siting of antennae and supporting structures remain exclusively with the Government of Canada. In August 2005, Industry Canada presented a revised draft policy for comment. The wireless and broadcasting industries both have a number of concerns with the draft policy and are now working with Industry Canada to attempt to resolve these concerns. It is not possible to predict at this time if or when the final policy will be issued. If the final policy requires more municipal or public consultation in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 46     MANAGEMENT’S DISCUSSION AND ANALYSIS
Bell ExpressVu
Bell ExpressVu currently uses four satellites, Nimiq 1, Nimiq 2, Nimiq 3 and Nimiq 4-Interim, for its video services. Nimiq 4-Interim became operational at the end of February 2006. Telesat, a wholly-owned subsidiary of BCE, operates or directs the operation of these satellites.
Revenue from Major Customers
A significant amount of revenue earned by Bell Canada’s Enterprise unit comes from a small number of major customers. If we lose contracts with any of these major customers and cannot replace them, it could have a material and negative effect on our financial results.
Competition Bureau’s Investigation Concerning System Access Fees
On December 9, 2004, Bell Canada was notified by the Competition Bureau that the Commissioner of Competition had initiated an inquiry under the misleading advertising provisions of the Competition Act concerning Bell Mobility’s description or representation of system access fees (SAFs) and was served with a court order, under section 11 of the Competition Act, compelling Bell Mobility to produce certain records and other information that would be relevant to the Competition Bureau’s investigation. We have complied with the court order and provided the requested information.
     Bell Mobility charges monthly SAFs to its cellular subscribers to help it recover certain costs associated with its mobile communications network. These costs include maintenance costs, the cost of installing new equipment and retrofitting new technologies, and fees for spectrum licences. These costs also include the recovery of the contribution tax the CRTC charges to support telephone services in rural and remote areas of Canada.
     Bell Mobility may be subject to financial penalties by way of fines, administrative monetary penalties and/or demands for restitution of a portion of the SAFs charged to cellular subscribers if it is found to have contravened the misleading advertising provisions of the Competition Act.
Potential Legislation Restricting In-Vehicle Use of Cellphones
Some studies suggest that using cellphones while driving may result in more motor vehicle collisions. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states, or other restrictions on in-vehicle use of wireless devices. If any of these happen, cellphone use in vehicles may decline, which may negatively affect our business.
Health Concerns About Radio
Frequency Emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to certain medical conditions. Interest groups have also requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing being available to the wireless communications industry. Any of these would have a negative effect on our business.
Bell ExpressVu
Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites, of Bell ExpressVu’s terrestrial broadcasting infrastructure, or of Telesat’s tracking, telemetry and control facilities to operate the satellites, could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.
     Bell ExpressVu is subject to programming and carriage requirements under CRTC regulations. Changes to the regulations that govern broadcasting could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s DTH satellite television distribution undertaking licence was renewed in March 2004 and expires on August 31, 2010. While we expect this licence will be renewed at term, there is no assurance that this will happen.
     Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are sold illegally in Canada. In response, it is participating in legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. This competition could have a material and adverse impact on Bell ExpressVu’s business.
     Bell ExpressVu faces a loss of revenue resulting from the theft of its services. Bell ExpressVu introduced a smart card swap for its authorized digital receivers that is designed to block unauthorized reception of Bell ExpressVu’s signals. As with any technology-based security system, it is not possible to eliminate with
BELL CANADA 2005 FINANCIAL INFORMATION

p. 47
absolute certainty a compromise of that security system. As is the case for all other pay television providers, Bell ExpressVu has experienced, and continues to experience, ongoing efforts to steal its services by way of compromise of Bell ExpressVu’s signal security systems.
     On October 28, 2004, the Court of Québec ruled in R. v. D’Argy and Theriault (D’Argy Case) that the provisions in the Radiocommunication Act making it a criminal offence to manufacture, offer for sale or sell any device used to decode an encrypted subscription signal relating to the unauthorized reception of satellite signals violate the freedom of expression rights enshrined in the Charter. On March 31, 2005, the Québec Superior Court overruled the Court of Québec’s decision in the D’Argy Case and upheld the constitutional validity of those provisions in the Radiocommunication Act. The defendants in the D’Argy Case have been granted leave to appeal the ruling of the Québec Superior Court to the Québec Court of Appeal. It remains a criminal offence throughout Canada to manufacture, offer for sale or sell any device used to engage in the unauthorized reception of satellite signals. If the ruling of the Québec Superior Court is overruled by the Québec Court of Appeal and Parliament does not enact new provisions criminalizing the unauthorized reception of satellite signals, Bell ExpressVu may face increasing loss of revenue from the unauthorized reception of satellite signals.
OUR ACCOUNTING POLICIES
CRITICAL ACCOUNTING ESTIMATES
Under Canadian GAAP, we are required to make estimates when we account for and report assets, liabilities, revenues and expenses, and to disclose contingent assets and liabilities in our financial statements. We are also required to continually evaluate the estimates that we use.
     We base our estimates on past experience and on other factors that we believe are reasonable under the circumstances. Because this involves varying degrees of judgment and uncertainty, the amounts currently reported in the financial statements could, in the future, prove to be inaccurate.
     We consider the estimates described in this section to be an important part of understanding our financial statements because they rely heavily on management’s judgment and are based on factors that are highly uncertain.
     Our senior management has discussed the development and selection of the critical accounting estimates described in this section with the audit committee of the board of directors. The audit committee has reviewed these critical accounting estimates.
Employee Benefit Plans
We perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. The valuation uses management’s assumptions for the discount rate, expected long-term rate of return on plan assets, rate of compensation increase, health-care cost trends and expected average remaining years of service of employees.
     While we believe that these assumptions are reasonable, differences in actual results or changes in assumptions could materially affect employee benefit obligations and future net benefit plans costs.
     We account for differences between actual and assumed results by recognizing differences in benefit obligations and plan performance over the working lives of the employees who benefit from the plans.
     The two most significant assumptions used to calculate the net employee benefit plans cost are the discount rate and the expected long-term rate of return on plan assets. Each of our operating segments is affected by these assumptions.
Discount Rate
We determine the appropriate discount rate at the end of every year. Our discount rate was 5.2% at December 31, 2005, a decrease from 6.2% at December 31, 2004. The table on the next page shows the impact on the net benefit plans cost for 2006 and the accrued benefit assets at December 31, 2006 of a 0.5% increase and a 0.5% decrease in the discount rate.
Our Accounting Policies
This section discusses key estimates and assumptions that management has made and how they affect the amounts reported in the financial statements and notes. It also describes the key changes in accounting standards and our accounting policies, and how they affect our financial statements.
     We have prepared our consolidated financial statements according to Canadian GAAP. See Note 1 to the consolidated financial statements for more information about the accounting principles we used to prepare our financial statements.
Employee Benefit Plans
We maintain defined benefit plans that provide pension, other retirement and post-employment benefits for some of our employees. The amounts reported in the financial statements relating to these benefits are determined using actuarial calculations that are based on several assumptions.
Discount Rate
The discount rate is the interest rate used to determine the present value of the future cash flows that we expect will be needed to settle employee benefit obligations. It is based on the yield on long-term high-quality corporate fixed income investments, with maturities matching the estimated cash flows from the plan.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 48     MANAGEMENT’S DISCUSSION AND ANALYSIS
Goodwill Impairment
We assess the value of goodwill of all reporting units within each of our operating segments every year and when events or changes in circumstances indicate that it might be impaired.

	IMPACT ON NET	IMPACT ON ACCRUED
	BENEFIT PLANS	BENEFIT ASSET AT
	COST FOR 2006	DECEMBER 31, 2006

Discount rate increased to 5.7%
Residential	(33)	33
Business	(33)	33
Aliant	(24)	24
Other Bell Canada	(10)	10

Total	(100)	100

Discount rate decreased to 4.7%
Residential	33	(33)
Business	33	(33)
Aliant	24	(24)
Other Bell Canada	10	(10)

Total	100	(100)

Although there is no immediate impact on our balance sheet, a lower discount rate results in a higher accrued benefit obligation and a lower pension surplus. This means that we may have to increase any cash contributions to the plan.
Expected Long-Term Rate of Return
The expected long-term rate of return is a weighted average rate of our forward-looking view of long-term returns on each of the major plan asset categories in our funds.
     We determine the appropriate expected long-term rate of return at the end of every year. We assumed an expected long-term rate of return on plan assets of 7.5% in 2005, which is the same as it was in 2004. The following table shows the impact on the net benefit plans cost for 2006 and the accrued benefit assets at December 31, 2006 of a 0.5% increase and a 0.5% decrease in the expected rate of return on plan assets.

	IMPACT ON NET	IMPACT ON ACCRUED
	BENEFIT PLANS	BENEFIT ASSET AT
	COST FOR 2006	DECEMBER 31, 2006

Expected rate of return increased to 8.0%
Residential	(22)	22
Business	(21)	21
Aliant	(16)	16
Other Bell Canada	(6)	6

Total	(65)	65

Expected rate of return decreased to 7.0%
Residential	22	(22)
Business	21	(21)
Aliant	16	(16)
Other Bell Canada	6	(6)

Total	65	(65)

Although there is no immediate impact on our balance sheet, poor fund performance results in a lower fair value of plan assets and a lower pension surplus. This means that we may have to increase cash contributions to the plan.
Goodwill Impairment
We generally measure for impairment using a projected discounted cash flow method and confirm our assessment using other valuation methods. If the carrying value is more than its fair value, we record the difference as a reduction in the amount of goodwill on the balance sheet and an impairment charge in the statement of operations.
     We make a number of significant estimates when calculating fair value using a projected discounted cash flow method. These estimates include the assumed growth rates for future cash flows, the numbers of years used in the cash flow model, the discount rate and many others.
     We believe that all of our estimates are reasonable. They are consistent with our internal planning and reflect our best estimates, but they have inherent uncertainties that management may not be able to control.
     Any changes in each of the estimates used could have a material impact on the calculation of the fair value and resulting impairment charge. As a result, we are unable to reasonably quantify the changes in our overall financial performance if we had used different assumptions.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 49
Contingencies
We become involved in various litigation and regulatory matters as a part of our business. Each of our operating segments may be affected. Pending litigation, regulatory initiatives or regulatory proceedings represent potential financial loss to our business.
     We cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values we have reported.
     There were no impairment charges recorded in 2005 or 2004.
Contingencies
We accrue a potential loss if we believe the loss is probable and can be reasonably estimated. We base our decision on information that is available at the time. We estimate the amount of the loss by consulting with the outside legal counsel that is handling our defence. This involves analyzing potential outcomes and assuming various litigation and settlement strategies.
     If the final resolution of a legal or regulatory matter results in a judgment against us or requires us to pay a large settlement, it could have a material and negative effect on our results of operations, cash flows and financial position in the period in which the judgment or settlement occurs. Any accrual would be charged to operating income and included in Accounts payable and accrued liabilities or Other long-term liabilities. Any cash settlement would be included in Cash from operating activities.
     None of our operating segments had any significant provisions relating to pending litigation, regulatory initiatives or regulatory proceedings at December 31, 2005. We have not made any significant changes to our estimates in the past two years.
Income Taxes
Management believes that it has adequately provided for income taxes based on all of the information that is currently available. The calculation of income taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations, which are constantly changing. Each of our operating segments may be affected.
     Our tax filings are also subject to audits, which could materially change the amount of current and future income tax assets and liabilities. Any change would be recorded as a charge or a credit to income tax expense. Any cash payment or receipt would be included in cash from operating activities.
     There were no significant changes to the estimates we made in the past two years.
RECENT CHANGES TO ACCOUNTING STANDARDS
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments – Disclosure and Presentation. The revisions require financial instruments that meet specific criteria to be classified as liabilities on the balance sheet instead of equity. Adopting this revised section on January 1, 2005 did not affect our consolidated financial statements because we do not have any instruments that meet the specific criteria.
     Please see Note 1 to the consolidated financial statements for more information about the accounting policies we adopted in 2005.
FUTURE CHANGES TO ACCOUNTING STANDARDS
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income. The section is effective for fiscal years beginning on or after October 1, 2006. It describes how to report and disclose comprehensive income and its components.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings, such as:
• changes in the currency translation adjustment relating to self-sustaining foreign operations
• unrealized gains or losses on available-for-sale investments.
The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section also comes into effect for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
     When we adopt these sections on January 1, 2007, we will report the following items in the consolidated financial statements:
• comprehensive income and its components
• accumulated other comprehensive income and its components.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 50     MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial Instruments —
Recognition and Measurement
The CICA issued section 3855 of the CICA Handbook, Financial Instruments – Recognition and Measurement. The section is effective for fiscal years beginning on or after October 1, 2006. It describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives.
This section requires that:
• all financial assets be measured at fair value, with some exceptions such as loans and investments that are classified as held to maturity
• all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value
• all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments – Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.
     These new accounting standards are not expected to have a significant effect on our financial results in 2007.
Hedges
The CICA recently issued section 3865 of the CICA Handbook, Hedges. The section is effective for fiscal years beginning on or after October 1, 2006, and describes when and how hedge accounting can be used.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
• changes in the fair value of a hedged item and a hedging item
• changes in the cash flows attributable to a hedged item and a hedging item, or
• changes resulting from a risk exposure relating to a hedged item and a hedging item.
Hedge accounting makes sure that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We do not expect the new standard to have a significant effect on our financial results in 2007.
Non-Monetary Transactions
The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining ‘commercial substance’ which replace the criteria for defining ‘culmination of the earnings process’ in the former section. These changes come into effect for fiscal years beginning on or after January 1, 2006. Adopting this section on January 1, 2006 will not have a material effect on our future consolidated financial statements.
BELL CANADA 2005 FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS	p. 51
This section of our report contains the audited consolidated financial statements of Bell Canada and detailed notes with explanations and additional information.
The financial statements contain our results and financial history for the past two years. The notes are an important part of understanding our financial results. They explain how we arrived at the numbers in the financial statements, describe significant events or changes that affect the numbers, and explain certain items in the financial statements. The notes also include details about our results that do not appear in the financial statements.
Bell Canada consists of many businesses, including subsidiaries and joint ventures. We present the financial information for all of our holdings as one consolidated company.
Except in the auditors’ report, we, us and our mean Bell Canada, its subsidiaries and joint ventures.
Management’s Report
These financial statements form the basis for all of the financial information that appears in this report.
     The financial statements and all of the information in this report are the responsibility of the management of Bell Canada and have been reviewed and approved by the board of directors. The board of directors is responsible for ensuring that management fulfills its financial reporting responsibilities. Deloitte & Touche LLP, the shareholders’ auditors, have audited the financial statements.
     Management has prepared the financial statements according to Canadian generally accepted accounting principles. Under these principles, management has made certain estimates and assumptions that are reflected in the financial statements and notes. Management believes that these financial statements fairly present Bell Canada’s consolidated financial position, results of operations and cash flows.
     Management has a system of internal controls designed to provide reasonable assurance that the financial statements are accurate and complete in all material respects. This is supported by an internal audit group that reports to the audit committee, and includes communication with employees about policies for ethical business conduct. Management believes that the internal controls provide reasonable assurance that our financial records are reliable and form a proper basis for preparing the financial statements, and that our assets are properly accounted for and safeguarded.
     The board of directors has appointed an audit committee, which is made up of unrelated and independent directors. The audit committee’s responsibilities include reviewing the financial statements and other information in this report, and recommending them to the board of directors for approval. The internal auditors and the shareholders’ auditors have free and independent access to the audit committee.
Michael J. Sabia
Chief Executive Officer
Siim A. Vanaselja
Chief Financial Officer
Karyn A. Brooks
Vice-President and Controller
January 31, 2006
Auditors’ Report
To the Shareholders of Bell Canada:
We have audited the consolidated balance sheets of Bell Canada as at December 31, 2005 and 2004, and the consolidated statements of operations, retained earnings and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of Bell Canada’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Bell Canada as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2005, in accordance with Canadian generally accepted accounting principles.
Deloitte & Touche LLP
Chartered Accountants
Montréal, Canada
January 31, 2006
BELL CANADA 2005 FINANCIAL INFORMATION

p. 52     CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31 (in $ millions, except share amounts)	NOTE	2005	2004

Operating revenues		17,250	16,787

Operating expenses		(10,063)	(9,676)
Amortization expense		(2,989)	(2,962)
Net benefit plans cost	22	(389)	(235)
Restructuring and other items	4	(54)	(1,219)

Total operating expenses		(13,495)	(14,092)

Operating income		3,755	2,695
Other income	5	39	183
Interest expense	6	(827)	(863)

Pre-tax earnings		2,967	2,015
Income taxes	7	(743)	(506)
Non-controlling interest		(71)	9

Net earnings before extraordinary gain		2,153	1,518
Extraordinary gain	3	—	69

Net earnings		2,153	1,587
Dividends on preferred shares		(55)	(60)

Net earnings applicable to common shares		2,098	1,527

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2005	2004

Balance at beginning of year, as previously reported		361	306
Accounting policy change	1	(8)	(8)

Balance at beginning of year, as restated		353	298
Net earnings		2,153	1,587
Dividends declared on preferred shares		(55)	(60)
Dividends declared on common shares		(1,643)	(1,472)

Balance at end of year		808	353

BELL CANADA 2005 FINANCIAL INFORMATION

CONSOLIDATED BALANCE SHEETS	p. 53

AT DECEMBER 31 (in $ millions)	NOTE	2005	2004

ASSETS
Current assets
Cash and cash equivalents		233	32
Accounts receivable	8	1,353	1,584
Other current assets	9	920	965

Total current assets		2,506	2,581
Capital assets	10	20,284	19,501
Other long-term assets	11	2,840	2,592
Indefinite-life intangible assets	12	913	796
Goodwill	13	2,298	2,174

Total assets		28,841	27,644

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14	2,798	2,940
Interest payable		146	147
Dividends payable		468	387
Debt due within one year	15	836	1,352

Total current liabilities		4,248	4,826
Long-term debt	16	10,177	9,166
Other long-term liabilities	17	3,069	2,753

Total liabilities		17,494	16,745

Non-controlling interest	18	1,212	1,229

Commitments and contingencies	24

SHAREHOLDERS’ EQUITY
Preferred shares	20	1,100	1,100

Common shareholders’ equity
Common shares	20	7,689	7,689
Contributed surplus	20	538	528
Retained earnings		808	353

Total common shareholders’ equity		9,035	8,570

Total shareholders’ equity		10,135	9,670

Total liabilities and shareholders’ equity		28,841	27,644

On behalf of the board of directors:

Director	Director
BELL CANADA 2005 FINANCIAL INFORMATION

p. 54     CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31 (in $ millions)	NOTE	2005	2004

Cash flows from operating activities
Net earnings before extraordinary gain		2,153	1,518
Adjustments to reconcile net earnings to cash flows from operating activities:
Amortization expense		2,989	2,962
Net benefit plans cost	22	389	235
Restructuring and other items	4	54	1,219
Net (gains) losses on investments	5	1	(117)
Future income taxes	7	672	(148)
Non-controlling interest		71	(9)
Contributions to employee pension plans	22	(199)	(87)
Other employee future benefit plan payments	22	(93)	(81)
Payments of restructuring and other items		(170)	(251)
Operating assets and liabilities	26	(359)	92

Cash flows from operating activities		5,508	5,333

Cash flows from investing activities
Capital expenditures		(3,122)	(3,026)
Business acquisitions	3	(223)	(1,138)
Business dispositions		–	2
Increase in investments		(134)	(2)
Decrease in investments		–	128
Decrease in advances made to an affiliated company under common control		–	450
Other investing activities		5	(15)

Cash flows used in investing activities		(3,474)	(3,601)

Cash flows from financing activities
Increase (decrease) in notes payable and bank advances		(54)	167
Issue of long-term debt		1,095	461
Repayment of long-term debt		(1,104)	(1,314)
Repayment of equity-settled notes		–	–
Contribution of capital		–	433
Issue of equity securities/ partnership units and convertible debentures by subsidiaries to non-controlling interest/ BCE Inc.		112	40
Redemption of equity securities by subsidiaries from non-controlling interest		(78)	(25)
Cash dividends paid on common shares		(1,579)	(1,559)
Cash dividends paid on preferred shares		(56)	(60)
Cash dividends/ distributions paid by subsidiaries to non-controlling interest		(112)	(117)
Other financing activities		(57)	(124)

Cash flows used in financing activities		(1,833)	(2,098)

Net increase (decrease) in cash and cash equivalents		201	(366)
Cash and cash equivalents at beginning of year		32	398

Cash and cash equivalents at end of year		233	32

BELL CANADA 2005 FINANCIAL INFORMATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	p. 55
Note 1: Significant Accounting Policies
BASIS OF PRESENTATION
We have prepared the consolidated financial statements according to Canadian generally accepted accounting principles (GAAP).
     We consolidate the financial statements of all of the companies we control. We proportionately consolidate our share of the financial statements of our joint venture interests. All transactions and balances between these companies have been eliminated on consolidation.
COMPARATIVE FIGURES
We have reclassified some of the figures for the comparative periods in the consolidated financial statements to make them consistent with the presentation for the current period.
     We have restated financial information for previous periods to reflect:
• the change in Aliant Inc.’s (Aliant) method of recognizing revenues and expenses from its directory business effective January 2005, as described under Recent Changes to Accounting Standards.
USING ESTIMATES
     When preparing financial statements according to GAAP, management makes estimates and assumptions relating to:
• reported amounts of revenues and expenses
• reported amounts of assets and liabilities
• disclosure of contingent assets and liabilities.
We base our estimates on a number of factors, including historical experience, current events and actions that the company may undertake in the future, and other assumptions that we believe are reasonable under the circumstances. Actual results could differ from those estimates under different assumptions or conditions. We use estimates when accounting for certain items such as revenues, allowance for doubtful accounts, useful lives of capital assets, asset impairments, inventory reserves, legal and tax contingencies, employee compensation plans, employee benefit plans, evaluation of minimum lease terms for operating leases, income taxes and goodwill impairment. We also use estimates when recording the fair values of assets acquired and liabilities assumed in a business combination.
RECOGNIZING REVENUE
We recognize operating revenues when they are earned, specifically when all the following conditions are met:
• services are provided or products are delivered to customers
• there is clear evidence that an arrangement exists
• amounts are fixed or can be determined
• our ability to collect is reasonably assured.
In particular, we recognize:
• fees for long distance and wireless services when we provide the services
• other fees, such as network access fees, licence fees, hosting fees, maintenance fees and standby fees, over the term of the contract
• subscriber revenues when customers receive the service
• revenues from the sale of equipment when the equipment is delivered to customers and accepted
• revenues on long-term contracts as services are provided, equipment is delivered and accepted, or contract milestones are met
• rebates, allowances and payments to customers as a reduction of revenue, when we do not receive an identifiable and separate benefit.
We enter into sales that may include a number of products and services. We separate each product or service in these sales and account for them separately according to the methods described above when the following three conditions are met:
• the product or service has value to our customer on a stand-alone basis
• there is objective and reliable evidence of the fair value of the product or service
• a general right of return, delivery or performance of any undelivered product or service is probable and substantially in our control.
All amounts are in millions of Canadian dollars, except where noted.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 56       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1: Significant Accounting Policies
[cont’d]
If there is objective and reliable evidence of fair value for all products and services in a sale, the total price to the customer is allocated to the separate products and services based on their relative fair value. Otherwise, we first allocate the total price to any undelivered products and services based on their fair value and the remainder to any that have been delivered. If the conditions to separate the product or service are not met, we generally recognize revenue pro-rata over the term of the sale agreement.
     We may enter into arrangements with subcontractors who provide services to our customers. When we act as the principal in these arrangements, we recognize revenue based on the amounts billed to customers. Otherwise, we recognize the net amount that we keep as revenue.
     We accrue an estimated amount for sales returns, based on our past experience, when revenue is recognized.
     We record payments we receive in advance, including upfront non-refundable payments, as deferred revenues until we provide the service or deliver the product to customers. Deferred revenues are presented in Accounts payable and accrued liabilities or in Other long-term liabilities on the balance sheet.
CASH AND CASH EQUIVALENTS
We generally classify highly liquid investments with a maturity of three months or less from the date of purchase as Cash and cash equivalents. Highly liquid investments with a maturity of more than three months are classified as short-term investments and reported in Other current assets.
SECURITIZATION OF ACCOUNTS RECEIVABLE
We consider a transfer of accounts receivable to be a sale when we give up control of them in exchange for proceeds from a trust (other than our retained beneficial interest in the accounts receivable).
     We determine the fair value of the accounts receivable transferred based on the present value of future expected cash flows, which we project using management’s best estimates of discount rates, the weighted average life of accounts receivable, credit loss ratios and other key assumptions. We recognize a loss on this kind of transaction, which we record in Other income. The loss partly depends on the carrying amount of the accounts receivable that are transferred. We allocate this amount to accounts receivable sold or to our retained interest, according to its relative fair value on the day the transfer is made.
     We continue to service the accounts receivable after the transfer. As a result, we:
• recognize a servicing liability on the day accounts receivable are transferred to the trust
• amortize this liability to earnings over the expected life of the transferred accounts receivable.
INVENTORIES
We value inventories at cost or market value, whichever is lower, and determine market value using replacement cost. We maintain inventory valuation reserves for inventory that is slow moving or becomes obsolete, using an inventory aging analysis to calculate the amount of the reserves.
CAPITAL ASSETS
We carry capital assets at cost, less accumulated amortization. Most of our telecommunications assets are amortized using the group depreciation method. When we retire assets in the ordinary course of business, we charge their original cost to accumulated amortization. In general, we amortize capital assets on a straight-line basis over the estimated useful lives of the assets. We review the estimates of the useful lives of the assets every year and adjust them if needed.

ESTIMATED USEFUL LIFE

Telecommunications assets	10 to 25 years
Machinery and equipment	2 to 20 years
Buildings	10 to 40 years
Satellites	10 to 15 years
Finite-life intangible assets:
Software	3 to 7 years
Customer relationships	5 to 40 years

BELL CANADA 2005 FINANCIAL INFORMATION

p. 57
Equity Method
The investment is initially recorded at cost and adjustments are made to include our share of the investment’s net earnings or losses. These adjustments are included in our net earnings. The amount of our investment is reduced by any dividends received or receivable from the investment.
Cost Method
The investment is recorded at cost. Dividends received or receivable from the investment are included in our net earnings, with no adjustment to the carrying amount of the investment.
Goodwill
Goodwill is created when we acquire a business. It is calculated by deducting the fair value of the net assets acquired from the consideration given and represents the value of factors that contribute to greater earning power, such as a good reputation, customer loyalty or intellectual capital.
We initially measure and record asset retirement obligations at fair value using a present value methodology, adjusted subsequently for any changes to the timing or amount of the original estimate of cash flows. We capitalize asset retirement costs as part of the related assets and amortize these into earnings over time, along with the increase in the recorded obligation to reflect the passage of time.
     We capitalize construction costs, labour and overhead (including interest, when the project cost is significant) related to assets we build or develop.
     We capitalize certain costs of developing or buying software for internal use. We expense software maintenance and training costs when they are incurred. The expense is included in Operating expenses in the statement of operations.
     We assess capital assets for impairment when events or changes in circumstances indicate that we may not be able to recover their carrying value. We calculate impairment by deducting the assets’ fair value, based on discounted cash flows expected from their use and disposition, from their carrying value. Any excess is deducted from earnings.
     We account for leases that transfer substantially all of the benefits and risks of ownership of property to us as capital leases. We record an asset at the time a capital lease is entered into together with a related long-term obligation. Rental payments under operating leases are expensed as incurred.
ACCOUNTING FOR INVESTMENTS
     We use the following methods to account for investments that are not consolidated or proportionately consolidated in our financial statements:
• the equity method for our investments in companies where we have a significant influence over their operating, investing and financing activities
• the cost method for our investments in all other companies.
     We expense any decline in the fair value of our investments below their carrying value when management assesses the decline to be other than temporary.
     We include investments in Other long-term assets on the balance sheet. Earnings from investments and any declines in fair value are included in Other income in the statement of operations.
COSTS OF ISSUING DEBT AND EQUITY
The costs of issuing debt are deferred in Other long-term assets. They are amortized on a straight-line basis over the term of the related debt and are included in Interest expense in the statement of operations. The costs of issuing equity are reflected in the statement of retained earnings.
INDEFINITE-LIFE INTANGIBLE ASSETS
Our indefinite-life intangible assets consist mainly of spectrum licences. We assess these assets for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that an asset might be impaired. We calculate impairment by deducting the asset’s fair value, based on estimates of discounted future cash flows or other valuation methods, from its carrying value. Any excess is deducted from earnings.
GOODWILL
We assess goodwill of individual reporting units for impairment in the fourth quarter of every year and when events or changes in circumstances indicate that goodwill might be impaired. We assess goodwill for impairment in two steps:
• we identify a potential impairment by comparing the fair value of a reporting unit to its carrying value. Fair value is based on estimates of discounted future cash flows or other valuation methods. When the fair value of the reporting unit is less than its carrying value, we allocate the fair value to all of its assets and liabilities, based on their fair values. The amount that the fair value of the reporting unit exceeds the total of the amounts assigned to its assets and liabilities is the fair value of goodwill.
• we determine if there is an impairment by comparing the carrying value of goodwill to its fair value. Any excess is deducted from earnings.
BELL CANADA 2005 FINANCIAL INFORMATION

p.58       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Translation of Foreign Currencies
The way we account for a foreign operation depends on whether it is self-sustaining or integrated. A self-sustaining foreign operation is largely independent of the parent company. An integrated foreign operation depends on the parent company to finance or run its operations.
Note 1: Significant Accounting Policies
[cont’d]
TRANSLATION OF FOREIGN CURRENCIES
Self-Sustaining Foreign Operations
For self-sustaining foreign operations, we use:
• the exchange rates on the date of the balance sheet for assets and liabilities
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are reflected as a currency translation adjustment in shareholders’ equity. When we reduce our net investment in a self-sustaining foreign operation, we recognize a portion of the currency translation adjustment in earnings.
Integrated Foreign Operations
For integrated foreign operations, we use:
• the exchange rates on the date of the balance sheet for monetary assets and liabilities, such as cash, accounts receivable and payable, and long-term debt
• the historical exchange rates for non-monetary assets and liabilities, such as capital assets
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
Domestic Transactions and Balances in Foreign Currencies
For domestic transactions in foreign currencies, we use:
• the exchange rates on the date of the balance sheet for monetary assets and liabilities
• the historical exchange rates for non-monetary assets and liabilities
• the average exchange rates during the year for revenues and expenses.
Translation exchange gains and losses are included in Other income in the statement of operations.
DERIVATIVE FINANCIAL INSTRUMENTS
We use various derivative financial instruments to manage:
• interest rate risk
• foreign exchange rate risk
• changes in the price of BCE Inc. common shares relating to special compensation payments (SCPs) and deferred share units (DSUs).
We do not use derivative financial instruments for speculative or trading purposes.
      We document all relationships between derivatives and the items they hedge, and our risk management objective and strategy for using various hedges. This process includes linking every derivative to:
• a specific asset or liability, or
• a specific firm commitment, or
• an anticipated transaction.
We assess how effective derivatives are in managing risk when the hedge is put in place, and on an ongoing basis. If a hedge becomes ineffective, we stop using hedge accounting.
We follow these policies when accounting for derivatives:
• unrealized gains or losses relating to derivatives that qualify for hedge accounting are recognized in earnings when the hedged item is disposed of or when the anticipated transaction is ended early
• gains and losses related to hedges of anticipated transactions are recognized in earnings or are recorded as adjustments of carrying values when the transaction takes place
• derivatives that are economic hedges but do not qualify for hedge accounting are recognized at fair value.
We record the change in fair value in earnings.
• any premiums paid for derivatives used in hedging relationships are deferred and expensed to earnings over the term of the contract
• any forward premiums or discounts on forward foreign exchange contracts that are used to hedge long-term debt denominated in foreign currencies are amortized as an adjustment to interest expense over the term of the forward contract.
BELL CANADA 2005 FINANCIAL INFORMATION

p.59
Employee Benefit Plans
A curtailment is a significant reduction in plan benefits that can result when a DB pension plan is amended or restructured. Types of curtailments include a reduction in the expected number of years of future service of active employees or the elimination of the right to earn defined benefits for some or all of the future service of employees.
A company makes a settlement when it substantially settles all or part of an accrued benefit obligation. An example is a lump-sum cash payment to employees in exchange for their rights to receive future benefits.
The following describes our policies for specific kinds of derivatives.
Interest Rate Swap Agreements
We use interest rate swap agreements to help manage the fixed and floating interest rate mix of our debt portfolio. These agreements often involve exchanging interest payments without exchanging the notional principal amount that the payments are based on. We record the exchange of payments as an adjustment of interest expense on the hedged debt. We include the related amount receivable or payable from counter-parties in Accounts receivable or Interest payable.
      We have interest rate swaption agreements which, if exercised, result in us entering into an interest rate swap.
Foreign Currency Swap Agreements
We use foreign currency swap agreements to manage the foreign exchange rate exposure of some of our debt that is denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay interest and/or principal on the foreign currency risk. We recognize gains and losses on these contracts at the same time we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or Other long-term liabilities.
Forward Contracts
We use forward foreign exchange contracts to manage:
• interest and principal denominated in foreign currencies. We designate these agreements as hedges of firm commitments to pay the principal in the foreign currency
• the exposure to anticipated transactions denominated in foreign currencies. We designate these agreements as hedges of future cash flows.
We use forward contracts to manage changes in the price of BCE Inc. common shares relating to SCPs and DSUs.
     We recognize gains and losses on these contracts the same way we recognize the gains and losses on the hedged item. Unrealized gains or losses are included in Other long-term assets or Other long-term liabilities.
EMPLOYEE BENEFIT PLANS
(i) Defined Benefit Plans
We maintain defined benefit (DB) plans that provide pension benefits for most of our employees. Benefits are based on the employee’s length of service and average rate of pay during his or her last five years of service. Most employees are not required to contribute to the plans. The plans provide increasing pension benefits to help protect a portion of the income of retired employees against inflation.
     We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We also provide other post-employment benefits to some of our employees, including:
• health-care and life insurance benefits during retirement
• other benefits, including various disability plans, workers’ compensation and medical benefits to former or inactive employees, their beneficiaries and dependants, from the time their employment ends until their retirement starts, under certain circumstances.
We do not fund the other future benefit plans.
     We accrue our obligations and related costs under employee benefit plans, net of the fair value of plan assets. Pension and other retirement benefit costs are determined using:
• the projected benefit method, prorated on years of service, which takes into account future pay levels
• a discount rate based on market interest rates of high-quality corporate bonds with maturities that match the timing and benefits expected to be paid by the plans
• management’s best estimate of the plans’ expected investment performance, pay increases, retirement ages of employees and expected health-care costs.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 60       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1: Significant Accounting Policies
[cont’d]
We value pension plan assets at fair value, which is determined using current market values. We use a market-related value to calculate the expected return on plan assets. This value is based on a four-year weighted average of the fair value of the pension plan assets.
     We amortize past service costs from plan amendments on a straight-line basis over the average remaining service period of employees who were active on the day of the amendment. This represents the period that we expect to realize economic benefits from the amendments.
      Transitional assets and obligations that arose upon implementation of new accounting standards for employee future benefits are amortized on a straight-line basis over the average remaining service period of employees expected to receive benefits under the plans.
     We use the corridor approach to recognize actuarial gains and losses into earnings. First we deduct 10% of the benefit obligation or the market-related value of plan assets, whichever is greater, from the unamortized net actuarial gains or losses based on a market-related value basis. Then we amortize any excess over the average remaining service period of active employees. At the end of 2005, this period ranged from approximately 9 to 18 years, with a weighted average period of 13 years.
     When the restructuring of a benefit plan results in both a curtailment and a settlement of obligations, we account for the curtailment before we account for the settlement.
     December 31 is the measurement date for most of our employee benefit plans. Our actuaries perform a valuation at least every three years to determine the actuarial present value of the accrued pension and other retirement benefits. An actuarial valuation was last performed on most of our pension plans on December 31, 2004.
(ii) Defined Contribution Plans
Some of our subsidiaries offer defined contribution (DC) plans that provide certain employees with pension benefits.
     In January 2005, Bell Canada introduced a DC pension plan for its employees. Current employees had the option of retaining their DB coverage or changing over to the new DC coverage. Since 2005, new employees participate in the DC pension arrangements only.
     We recognize a pension cost for DC plans when the employee provides service to the company, essentially coinciding with our cash contributions to the plan. The pension cost is based on a percentage of the participant’s salary.
INCOME TAXES
Current income tax expense is the estimated income taxes payable for the current year before any refunds or the use of losses incurred in previous years.
     We use the asset and liability method to account for future income taxes. Future income taxes reflect:
• the temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, on an after-tax basis
• the benefit of losses that will more likely than not be realized and carried forward to future years to reduce income taxes.
We calculate future income taxes using the rates enacted by tax law and those substantively enacted. The effect of a change in tax rates on future income tax assets and liabilities is included in earnings in the period when the change is substantively enacted.
SUBSCRIBER ACQUISITION COSTS
We expense all subscriber acquisition costs when services are activated.
STOCK-BASED COMPENSATION PLANS
Bell Canada’s stock-based compensation plans include employee savings plans (ESPs), restricted share units (RSUs), long-term incentive plans and DSUs. Before 2000, the long-term incentive plans often included SCPs.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 61
Stock Options
The Black-Scholes option pricing model is a financial model we use to calculate the weighted average fair value of a stock option granted using four key assumptions: stock dividend yield, expected stock volatility, risk-free interest rate and expected life of the stock option.
     Starting in 2004, we made a number of prospective changes to the key features of our stock-based compensation plans, including:
• the value of the long-term incentive plans under which stock options are granted was reduced to account for the introduction of a new mid-term incentive plan that uses RSUs
• setting specific performance targets that must be met before the stock option can be exercised.
We credit to share capital any amount employees pay when they exercise their stock options or buy shares. We recognize the contributions Bell Canada makes under ESPs as compensation expense. We also recognize compensation expense or recovery relating to SCPs.
Restricted Share Units
For each RSU granted we record a compensation expense that equals the market value of a BCE Inc. common share at the date of grant prorated over the vesting period. The compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares until the vesting date and management’s assessment of the number of RSUs that will vest in the future. The cumulative effect of the change in value is recognized in the period of the change. Vested RSUs will be paid in BCE Inc. common shares purchased on the open market or in cash, as the holder chooses, as long as minimum share ownership requirements are met.
Stock Options
We use the fair value-based method to account for employee stock options and the Black-Scholes option pricing model to measure the compensation expense of options. This method is used for options granted on or after January 1, 2002. For options that contain specific performance-based targets, this is reflected in the calculation of the weighted average fair value per option granted.
Deferred Share Units
For each DSU granted we record a compensation expense that equals the market value of a BCE Inc. common share at the grant date. The compensation expense is adjusted for subsequent changes in the market value of BCE Inc. common shares with the effect of this change in value recognized in the period of the change. DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
REGULATION OF THE TELECOMMUNICATIONS INDUSTRY
Our business is affected by Canadian Radio-television and Telecommunications Commission (CRTC) decisions over the prices we charge for specific services, primarily local telephone services and other operating requirements. The CRTC ensures that Canadians have access to reliable telephone and other services at affordable prices. Bell Canada, Aliant, Télébec Limited Partnership (Télébec) and NorthernTel Limited Partnership (NorthernTel), are regulated by the CRTC pursuant to the Telecommunications Act.
RECENT CHANGES TO ACCOUNTING POLICIES AND STANDARDS
Aliant’s directory business
Effective January 1, 2005, we defer and amortize revenues and expenses from Aliant’s directory business over the period of circulation, which is usually 12 months. Prior to January 1, 2005, we recognized revenues and expenses from Aliant’s directory business on the publication date. The impact on our consolidated statements of operations for the year ended December 31, 2005 and the comparative periods is negligible. We did not restate the statements of operations for prior periods. At December 31, 2004, the restatement of the balance sheet resulted in:
     • a decrease of $23 million in accounts receivable
     • an increase of $1 million in other current assets
     • a decrease of $8 million in accounts payable and accrued liabilities
     • a decrease of $6 million in non-controlling interest
     • a decrease of $8 million in the retained earnings.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 62     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 1: Significant Accounting Policies
[cont’d]
Financial Instruments
The CICA issued revisions to section 3860 of the CICA Handbook, Financial Instruments — Disclosure and Presentation. The revisions require financial instruments that meet specific criteria to be classified as liabilities on the balance sheet instead of equity. Adopting this revised section on January 1, 2005 did not affect our consolidated financial statements because we do not have any instruments that meet the specific criteria.
FUTURE CHANGES TO ACOUNTING STANDARDS
Comprehensive Income
The CICA issued section 1530 of the CICA Handbook, Comprehensive Income, which describes how to report and disclose comprehensive income and its components. These changes come into effect for fiscal years beginning on or after October 1, 2006.
     Comprehensive income is the change in a company’s net assets that results from transactions, events and circumstances from sources other than the company’s shareholders. It includes items that would not normally be included in net earnings such as:
• changes in the currency translation adjustment relating to self-sustaining foreign operations
• unrealized gains or losses on available-for-sale investments.
The CICA also made changes to section 3250 of the CICA Handbook, Surplus, and reissued it as section 3251, Equity. The section is also effective for fiscal years beginning on or after October 1, 2006. The changes in how to report and disclose equity and changes in equity are consistent with the new requirements of section 1530, Comprehensive Income.
     When we adopt these sections on January 1, 2007, we will report the following items in the consolidated financial statements:
• comprehensive income and its components
• accumulated other comprehensive income and its components.
Financial Instruments
The CICA issued section 3855 of the CICA Handbook, Financial Instruments — Recognition and Measurement, which describes the standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. These changes come into effect for fiscal years beginning on or after October 1, 2006. This section requires that:
• all financial assets be measured at fair value, with some exceptions for loans and investments that are classified as held to maturity
• all financial liabilities be measured at fair value if they are derivatives or classified as held for trading purposes. Other financial liabilities are measured at their carrying value.
• all derivative financial instruments be measured at fair value, even when they are part of a hedging relationship.
The CICA has also reissued section 3860 of the CICA Handbook as section 3861, Financial Instruments — Disclosure and Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives, and identifies the information that should be disclosed about them. These revisions come into effect for fiscal years beginning on or after October 1, 2006.
     These new accounting standards are not expected to have a significant effect on our financial results in 2007.
Hedges
The CICA issued section 3865 of the CICA Handbook, Hedges, which describes how and when hedge accounting can be used. These changes come into effect for fiscal years beginning on or after October 1, 2006.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 63
The accounting policies used by the segments are the same as those we describe in Note 1. Significant Accounting Policies. Segments negotiate sales with each other as if they were unrelated parties.
     We measure the profitability of each segment based on its operating income.
     Our operations, including most of our revenues, capital assets and goodwill, are located in Canada.
     Hedging is an activity used by a company to change an exposure to one or more risks by creating an offset between:
• changes in the fair value of a hedged item and a hedging item, or
• changes in the cash flows attributable to a hedged item and a hedging item, or
• changes resulting from a risk exposure related to a hedged item and a hedging item.
Hedge accounting ensures that all gains, losses, revenues and expenses from the derivative and the item it hedges are recorded in the statement of operations in the same period.
     We do not expect the new standard to have a significant effect on our financial results in 2007.
Non-Monetary Transactions
The CICA has reissued section 3830 of the CICA Handbook as section 3831, Non-Monetary Transactions, which establishes standards for the measurement and disclosure of non-monetary transactions. It also includes criteria for defining “commercial substance” that replace the criteria for defining “culmination of the earnings process” in the former section. These changes come into effect for fiscal years beginning on or after January 1, 2006. Adopting this section on January 1, 2006 will not have a material effect on our future consolidated financial statements.
Note 2: Segmented Information
We report our results of operations under four segments: Residential (formerly known as the Consumer segment), Business, Aliant and Other Bell Canada. Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.
     The Residential segment provides local telephone, long distance, wireless, Internet access, video and other services to Bell Canada’s residential customers, mainly in Ontario and Québec. Wireless services are also offered in Western Canada and video services are provided nationwide.
     The Business segment provides local telephone, long distance, wireless, data (including Internet access) and other services to Bell Canada’s small and medium-sized businesses and large enterprise customers in Ontario and Québec, as well as business customers in Western Canada.
     The Aliant segment provides local telephone, long distance, wireless, data (including Internet access) and other services to residential and business customers in Atlantic Canada, and represents the operations of our subsidiary, Aliant. At December 31, 2005, Bell Canada owned 53% of Aliant. The remaining 47% was publicly held.
     The Other Bell Canada segment includes Bell Canada’s Wholesale business and the financial results of Télébec, NorthernTel and Northwestel. Our Wholesale business provides local telephone, long distance, wireless, data and other services to competitors who resell these services. Télébec, NorthernTel and Northwestel provide telecommunications services to less populated areas of Québec, Ontario and Canada’s northern territories. At December 31, 2005, Bell Canada owned 100% of Northwestel and 63% of Télébec and NorthernTel. The Bell Nordiq Income Fund owned the remaining 37%.
     In classifying our operations for planning and measuring performance, all restructuring and other items at Bell Canada and its subsidiaries except for Aliant are included in the Other Bell Canada segment and not allocated to the Residential or Business segments.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 64     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 2: Segmented Information [cont’d]
The tables below are a summary of financial information by segment for the last two years.

					INTER-
					SEGMENT
				OTHER	ELIMINATIONS
	RESIDENTIAL	BUSINESS	ALIANT	BELL CANADA	BELL CANADA	CONSOLIDATED

For the year ended December 31, 2005
Operating revenues
External customers	7,530	5,986	1,959	1,775	—	17,250
Inter-segment	69	134	138	183	(524)	—

Total operating revenues	7,599	6,120	2,097	1,958	(524)	17,250

Operating income	2,001	910	396	448	—	3,755
Other income						39
Interest expense						(827)
Income taxes						(743)
Non-controlling interest						(71)

Net earnings						2,153
Segment assets	11,602	10,560	3,154	3,525	—	28,841
Investments at equity	—	—	—	—	—	—
Capital expenditures	(1,519)	(897)	(363)	(343)	—	(3,122)

For the year ended December 31, 2004
Operating revenues
External customers	7,446	5,702	1,895	1,744	—	16,787
Inter-segment	56	149	138	195	(538)	—

Total operating revenues	7,502	5,851	2,033	1,939	(538)	16,787
Operating income (loss)	2,119	896	268	(588)	—	2,695
Other income						183
Interest expense						(863)
Income taxes						(506)
Non-controlling interest						9

Net earnings before extraordinary gain						1,518

Segment assets	10,218	10,014	3,157	4,255	—	27,644
Investments at equity	—	—	—	4	—	4
Capital expenditures	(1,371)	(1,008)	(295)	(352)		(3,026)

BELL CANADA 2005 FINANCIAL INFORMATION

p. 65
Infostream Technologies Inc.
Infostream is a systems and storage technology firm that provides networking solutions for Voice over Internet Protocol (VoIP), storage area networks and network management.
Charon Systems Inc.
Charon is a full-service IT solutions provider that specializes in server-based computing, systems integration, IT security, software development and IT consulting.
Elix Inc.
Elix offers technology consulting, integration and implementation of call routing and management systems, IT application integration, and design and implementation of electronic voice-driven response systems.
Note 3: Business Acquisitions
The consolidated statements of operations include the results of acquired businesses from the date they were purchased.
     We made a number of business acquisitions in 2005, including:
• NR Communications Ltd. (NR Communications) — In February and November 2005, Bell Canada acquired 100% of the outstanding shares of NR Communications, which holds a 50% ownership in Inukshuk, a joint venture entered into with Rogers Communications Inc. to provide wireless broadband services.
• Nexxlink Technologies Inc. (Nexxlink) — In February 2005, Bell Canada acquired 100% of the outstanding shares of Nexxlink, a provider of integrated IT solutions.
Of the goodwill acquired in 2005:
• $90 million relates to the Business segment, $23 million relates to the Residential segment and $11 million relates to the Other Bell Canada segment
• $43 million is deductible for tax purposes.
We made the following business acquisitions in 2004:
• Canadian operations of 360networks Corporation (360networks) — In November 2004, Bell Canada acquired the Canadian operations of 360networks, a telecommunications service provider. The purchase included the shares of 360networks’ subsidiary GT Group Telecom Services Corporation and certain related interconnected U.S. network assets. Following the purchase, Bell Canada sold the retail customer operations in Central and Eastern Canada to Call-Net Enterprises Inc. (Call-Net). For a share of the revenues, Bell Canada now provides network facilities and other operations and support services to Call-Net so it can service its new customer base. The fair value of the net assets acquired exceeded the purchase price. For accounting purposes, the excess was eliminated by:
— reducing the amounts assigned to the acquired non-monetary assets to nil
— recognizing the balance of $69 million as an extraordinary gain in our consolidated statement of operations.
• DownEast Mobility Limited (DownEast) — In October 2004, Aliant acquired 100% of the outstanding shares of DownEast, a communication solutions retailer.
• Bell West — In August 2004, Bell Canada acquired Manitoba Telecom Services Inc.’s (MTS) 40% interest in Bell West. Bell Canada now owns 100% of Bell West.
• Infostream Technologies Inc. (Infostream) — In May 2004, Bell Canada acquired 100% of the outstanding shares of Infostream.
• Charon Systems Inc. (Charon) — In May 2004, Bell Canada acquired 100% of the assets of Charon.
• Elix Inc. (Elix) — In March 2004, Bell Canada acquired 75.8% of the outstanding shares of Elix.
• Accutel Conferencing Systems Inc. (Canada) and Accutel Conferencing Systems Corp. (U.S.) (collectively Accutel) — In February 2004, Bell Canada acquired 100% of the outstanding shares of Accutel, which provides teleconferencing services.
Of the goodwill acquired in 2004:
• $478 million relates to the Business segment, $4 million relates to the Residential segment, $31 million relates to the Aliant segment and $75 million relates to the Other Bell Canada segment
• $30 million is deductible for tax purposes.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 66     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 3: Business Acquisitions [cont’d]
The following tables provide a summary of all business acquisitions made in 2005 and 2004. The purchase price allocation for all 2005 acquisitions includes certain estimates. The final purchase price allocation for each business acquisition will be completed within 12 months of the acquisition date.

	2005
	NR	NEXXLINK	ALL OTHER
	COMMUNICATIONS	TECHNOLOGIES	BUSINESS
	LTD.	INC.	ACQUISITIONS	TOTAL

Consideration received:
Non-cash working capital	(16)	9	(10)	(17)
Capital assets	19	24	13	56
Other long-term assets	—	—	2	2
Indefinite-life intangible assets	57	—	20	77
Goodwill	—	47	77	124
Long-term debt	—	—	(2)	(2)
Other long-term liabilities	—	(6)	—	(6)

	60	74	100	234
Cash and cash equivalents (bank indebtedness) at acquisition	10	(3)	13	20

Net assets acquired	70	71	113	254

Consideration given: (1)
Cash	69	67	100	236
Acquisition costs	1	4	2	7
Non-cash	—	—	11	11

	70	71	113	254

(1) This does not include contingent payments of $8 million that may be paid out if certain conditions specified in the purchase agreements are met. If the payments are made, the amounts will be allocated to goodwill.

	2004
	CANADIAN	40%	ALL OTHER
	OPERATIONS OF	INTEREST IN	BUSINESS
	360NETWORKS	BELL WEST	ACQUISITIONS	TOTAL

Consideration received:
Non-cash working capital	(9)	—	10	1
Capital assets	—	(15)	33	18
Other long-term assets	429	5	13	447
Goodwill	—	395	193	588
Other long-term liabilities	(58)	—	(2)	(60)
Non-controlling interest	—	261	—	261

	362	646	247	1,255
Bank indebtedness at acquisition	—	—	(4)	(4)

Net assets acquired	362	646	243	1,251

Extraordinary gain	69	—	—	69

Consideration given:
Cash	283	645	193	1,121
Acquisition costs	10	1	2	13
Future cash payment	—	—	4	4
Issuance of 582,081 Aliant common shares	—	—	15	15
Non-cash			29	29

	293	646	243	1,182

BELL CANADA 2005 FINANCIAL INFORMATION

p. 67
Note 4: Restructuring and Other Items

	2005	2004

Restructuring initiatives	(54)	(1,063)
Loss on long-term contracts	—	(128)
Settlement with MTS	—	75
Other charges	—	(103)

Restructuring and other items	(54)	(1,219)

The table below provides a summary of the restructuring costs recognized in 2005 as well as the corresponding liability as at December 31, 2005.

	BELL		CONSOLI-
	CANADA	ALIANT	DATED

Balance in accounts payable and accrued liabilities at December 31, 2004	120	67	187
2005 restructuring initiatives	50	—	50
Less:
Cash payments	(73)	(54)	(127)
Reversal of excess provision	(45)	—	(45)

Balance in accounts payable and accrued liabilities at December 31, 2005	52	13	65

Employee Departure Program — Bell Canada
In 2005, we recorded pre-tax restructuring charges of $54 million consisting of:
• charges of $50 million related to new restructuring initiatives for the involuntary departure of approximately 950 employees
• charges of $49 million for relocating employees and closing real estate facilities that are no longer needed because of the reduction in the workforce from the 2004 employee departure program.
     These charges were partly offset by reversals of restructuring provisions of $45 million that were no longer necessary since actual payments were lower than estimated.
     The 2004 employee departure program is complete, however payments extend to 2007. In addition, we expect to spend approximately $25 million in 2006 for relocating employees and closing real estate facilities that are no longer needed because of our restructuring initiatives.
     In 2004, we recorded a pre-tax restructuring charge of $985 million related to approximately 5,000 employee departures under the employee departure program that Bell Canada announced in June 2004. The program consisted of two phases:
• an early retirement plan — 3,950 employees chose to receive a package that included a cash allowance, immediate pension benefits, an additional guaranteed pension payable up to 65 years of age, career transition services and post-employment benefits
• a departure plan — 1,050 employees chose to receive a special cash allowance.
We also recorded a pre-tax charge of $11 million for relocating employees and closing real estate facilities that were no longer needed because of the employee departure program.
Employee Departure Program — Aliant
In 2004, Aliant recorded a pre-tax restructuring charge of $67 million. Under the employee departure program, 693 employees chose to receive a cash allowance. The program is complete and the remaining payments extend to 2008.
Loss on Long-Term Contract
In 2001, we entered into a contract with the Government of Alberta to build a next-generation network to bring high-speed Internet and broadband capabilities to rural communities in Alberta. In 2004, we identified cost overruns on the contract and recorded a charge of $128 million. We obtained acceptance from the Government of Alberta during the fourth quarter of 2005.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 68     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 4: Restructuring and Other Items [cont’d]
Settlement with MTS
On May 20, 2004, Bell Canada filed a lawsuit against MTS after MTS announced it would purchase All-stream Inc. (Allstream). Bell Canada sought damages and an injunction that would prevent MTS from breaching the terms and conditions of the commercial agreements it had with Bell Canada. On June 3, 2004, Bell Canada also filed a lawsuit against Allstream seeking damages related to the same announcement.
     On June 30, 2004, BCE Inc. reached an agreement with MTS to settle the lawsuits. The terms of the settlement included:
• a payment of $75 million by MTS to Bell Canada for unwinding various commercial agreements. This settlement was recorded in the second quarter of 2004 and received on August 3, 2004.
• the removal of contractual competitive restrictions to allow Bell Canada and MTS to compete freely with each other, effective June 30, 2004
• the orderly disposition of our interest in MTS. Our voting rights in MTS were waived after receiving the $75 million payment. We sold our interest in MTS in December 2004. See Note 20, Share Capital, for more information.
• a premium payment to us by MTS in the event there is a change in control of MTS before 2006. The payment will equal the appreciation in MTS’s share price from the time of our divestiture to the time of any takeover transaction.
OTHER CHARGES
During 2004, we recorded other pre-tax charges totalling $103 million. These costs consisted mostly of future lease costs for facilities that were no longer needed, asset write-downs and other provisions, net of a reversal of previously recorded restructuring charges that were no longer necessary because of the introduction of a new employee departure program.
Note 5: Other Income

	NOTE	2005	2004

Net gains (losses) on investments		(1)	117
Interest income		41	53
Securitization losses	8	(34)	(26)
Income from cost and equity investments		—	15
Foreign currency losses		(5)	(2)
Other		38	26

Other income		39	183

NET GAINS (LOSSES) ON INVESTMENTS
In 2005, net losses on investments of $1 million were mainly due to a write-off of investments at Aliant.
     In 2004, net gains on investments of $117 million was mainly from a gain of $108 million from the sale of Bell Canada’s remaining 3.24% interest in YPG General Partner Inc. (YPG) for net cash proceeds of $123 million. Capital loss carryforwards were available to be utilized against the taxes on the gains on sale.
Note 6: Interest Expense

	2005	2004

Interest expense on long-term debt	(794)	(830)
Interest expense on other debt	(33)	(33)

Total interest expense	(827)	(863)

BELL CANADA 2005 FINANCIAL INFORMATION

p. 69
Note 7: Income Taxes
The table below reconciles the amount of reported income tax expense in the statements of operations with income tax expense at Canadian statutory rates of 34.4% in 2005 and 34.4% in 2004.

	2005	2004

Income taxes computed at statutory rates	(1,020)	(691)
Savings from loss monetization transaction	256	179
Net gains on investments	—	40
Large corporations tax	(29)	(31)
Other	50	(3)

Total income tax expense	(743)	(506)

The table below shows the significant components of income tax expense that related to earnings from continuing operations.

	2005	2004

Current income taxes	(71)	(654)
Future income taxes
Recognition (monetization) of loss carryforwards	(249)	6
Change in statutory rate	2	(2)
Change in temporary differences and other	(425)	144

Total income tax expense	(743)	(506)

The table below shows future income taxes resulting from temporary differences between the carrying amounts of assets and liabilities for accounting purposes and the amounts used for tax purposes, as well as tax loss carryforwards.

	2005	2004

Non-capital loss carryforwards	314	563
Capital loss carryforwards	12	13
Capital assets	(331)	(152)
Employee benefit plans	(52)	(54)
Other	(105)	114

Total future income taxes	(162)	484

Future income taxes are comprised of:
Future income tax asset — current portion	419	456
Future income tax asset — long-term portion	111	311
Future income tax liability — current portion	(5)	(8)
Future income tax liability — long-term portion	(687)	(275)

Total future income taxes	(162)	484

At December 31, 2005, Bell Canada had $947 million in non-capital loss carryforwards. We:
• recognized a future tax asset of $314 million for financial reporting purposes for approximately $873 million of the non-capital loss carryforwards. Of the total, $808 million expires in varying annual amounts until the end of 2015. The balance expires in varying annual amounts from 2016 to 2025.
• did not recognize a future tax asset for financial reporting purposes for approximately $74 million of the non-capital loss carryforwards. Of the total, $2 million expires in varying annual amounts until the end of 2015. The balance expires in varying annual amounts from 2016 to 2025.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 70     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 7: Income Taxes [cont’d]
At December 31, 2005, Bell Canada had $239 million in capital loss carryforwards, which can be carried forward indefinitely. We:
• recognized a future tax asset of $12 million for financial reporting purposes for approximately $71 million of the capital loss carryforwards
• did not recognize a future tax asset for financial reporting purposes on the balance.
Note 8: Accounts Receivable

	2005	2004

Trade accounts receivable	1,431	1,755
Allowance for doubtful accounts	(119)	(131)
Allowance for revenue adjustments	(118)	(102)
Income taxes receivable	48	1
Other accounts receivable	111	61

	1,353	1,584

SECURITIZATION OF ACCOUNTS RECEIVABLE
Bell Canada sold an interest in a pool of accounts receivable to a securitization trust for a total of $1.2 billion in cash at December 31, 2005 ($1 billion at December 31, 2004), under a revolving sales agreement that came into effect on December 12, 2001. The agreement expires on December 12, 2006. Bell Canada had a retained interest of $133 million in the pool of accounts receivable at December 31, 2005 ($133 million at December 31, 2004), which equals the amount of overcollateralization in the receivables it sold.
     Aliant sold an interest in a pool of accounts receivable to a securitization trust for a total of $120 million in cash at December 31, 2005 ($125 million at December 31, 2004), under a revolving sales agreement that came into effect on December 13, 2001. The agreement expires on December 13, 2006. Aliant had a retained interest of $39 million in the pool at December 31, 2005 ($43 million at December 31, 2004).
     Bell Canada and Aliant continue to service these accounts receivable. The buyers’ interest in the collection of these accounts receivable ranks ahead of the interests of Bell Canada and Aliant, which means that Bell Canada and Aliant are exposed to certain risks of default on the amount securitized. They have provided various credit enhancements in the form of overcollateralization and subordination of their retained interests.
     The buyers will reinvest the amounts collected by buying additional interests in the Bell Canada and Aliant accounts receivable until the agreements expire. The buyers and their investors have no claim on Bell Canada’s and Aliant’s other assets if customers do not pay amounts owed on time.
     In 2005, we recognized a pre-tax loss of $34 million on the revolving sale of accounts receivable for the combined securitizations, compared to $26 million in 2004.
     The table below shows balances for the combined securitizations at December 31, 2005 and the assumptions that were used in the model on the date of transfer and at December 31, 2005. A 10% or 20% adverse change in each of these assumptions would have no significant effect on the current fair value of the retained interest.

	RANGE	2005	2004

Securitized interest in accounts receivable		1,354	1,125
Retained interest		172	176
Servicing liability		1.8	1.3
Average accounts receivable managed		1,972	1,513
Assumptions:
Cost of funds	2.54%–2.86%	2.86%	2.58%
Average delinquency ratio	7.70%–12.32%	12.32%	7.20%
Average net credit loss ratio	0.55%–0.90%	0.56%	0.90%
Weighted average life (days)	32–37	37	32
Servicing fee liability	2.00%	2.00%	2.00%

BELL CANADA 2005 FINANCIAL INFORMATION

p. 71
The table below is a summary of certain cash flows received from and paid to the trusts during the year.

	2005	2004

Collections reinvested in revolving sales	17,724	14,360
Increase in sale proceeds	229	95

Note 9: Other Current Assets

	NOTE	2005	2004

Future income taxes	7	419	456
Inventory		315	288
Prepaid expenses		184	220
Other		2	1

		920	965

Note 10: Capital Assets

	2005			2004
		ACCUMULATED	NET BOOK		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE	COST	AMORTIZATION	VALUE

Telecommunications assets:
Inside plant	19,522	13,595	5,927	18,011	12,452	5,559
Outside plant	14,376	9,470	4,906	14,303	9,107	5,196
Station equipment	2,655	1,311	1,344	3,167	1,910	1,257
Machinery and equipment	5,330	3,083	2,247	4,919	2,716	2,203
Buildings	3,027	1,289	1,738	2,542	1,329	1,213
Plant under construction	1,708	—	1,708	1,411	—	1,411
Satellites	808	305	503	764	211	553
Land	77	—	77	77	—	77
Other	146	31	115	173	37	136

Total property, plant and equipment	47,649	29,084	18,565	45,367	27,762	17,605
Finite-life intangible assets:
Software	3,224	1,533	1,691	3,149	1,273	1,876
Other	39	11	28	25	5	20

Total capital assets	50,912	30,628	20,284	48,541	29,040	19,501

The cost of assets under capital leases was $1,712 million at December 31, 2005, and $1,356 million at December 31, 2004. The net book value of these assets was $1,163 million at December 31, 2005, and $911 million at December 31, 2004.
     Amortization of capital assets was $2,986 million in 2005 and $2,949 million in 2004.
     Additions to finite-life intangible assets were $502 million in 2005 and $619 million in 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 72     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 11: Other Long-Term Assets

	NOTE	2005	2004

Accrued benefit asset	22	1,487	1,473
Long-term notes and other receivable		533	571
Investment tax credits receivable		345	—
Investments at cost		183	51
Future income taxes	7	111	311
Deferred debt issuance costs		58	63
Deferred development costs		9	8
Investments at equity		—	4
Other		114	111

		2,840	2,592

Amortization of deferred charges was $3 million in 2005 and $13 million in 2004.
Note 12: Indefinite-Life Intangible Assets

	2005	2004

Spectrum licences	895	778
Cable licences	18	18

	913	796

Note 13: Goodwill

					OTHER
	NOTE	RESIDENTIAL	BUSINESS	ALIANT	BELL CANADA	CONSOLIDATED

Balance – December 31, 2004		591	1,034	382	167	2,174
Additions	3	23	90	—	11	124

Balance – December 31, 2005		614	1,124	382	178	2,298

Note 14: Accounts Payable and Accrued Liabilities

	NOTE	2005	2004

Trade accounts payable and accruals		1,393	1,480
Compensation payables		443	409
Deferred revenues		413	362
Taxes payable		235	189
Restructuring charges payable	4	65	187
Future income taxes	7	5	8
Other current liabilities		244	305

		2,798	2,940

BELL CANADA 2005 FINANCIAL INFORMATION

p. 73
Note 15: Debt Due Within One Year

		WEIGHTED	WEIGHTED
		AVERAGE	AVERAGE
	NOTE	INTEREST RATE	MATURITY	2005	2004

Bank advances		3.37%	N/A	11	25
Notes payable		2.78%	30 days	135	176
Long-term debt due within one year	16			690	1,151

				836	1,352

N/A: Not applicable.
RESTRICTIONS
Some of the credit agreements:
• require us to meet specific financial ratios
• restrict our acquisition of capital assets
• restrict the payment of dividends.
We are in compliance with all conditions and restrictions.
Note 16: Long-Term Debt

		WEIGHTED
		AVERAGE
	NOTE	INTEREST RATE	MATURITY	2005	2004

Bell Canada
Debentures and notes (a)		7.14%	2006–2054	8,380	8,246
Subordinated debentures		8.21%	2026–2031	275	275
Capital leases (b)		7.63%	2006–2047	1,234	825
Other				74	75

Total – Bell Canada				9,963	9,421

Aliant
Debentures, notes and bonds (c)		7.65%	2007–2025	885	885
Other				19	11

Total – Aliant				904	896

Total debt				10,867	10,317
Less: Amount due within one year	15			(690)	(1,151)

Long-term debt				10,177	9,166

(a) Bell Canada
All debentures and notes are unsecured. They include:
• US$200 million maturing in 2006 and US$200 million maturing in 2010, which have both been swapped into Canadian dollars
• $125 million of long-term debt, which includes a call option that allows for early redemption of the debentures.
(b) Bell Canada
Capital leases include $353 million in 2005 and $364 million in 2004, netted by loans receivable of $267 million in 2005 and $284 million in 2004. These obligations arose from agreements that Bell Canada entered into in 1999 and 2001 to sell and lease back telecommunications equipment for a total of $391 million. Some of the proceeds were invested in interest-bearing loans receivable. The capital lease obligations, net of loans, were originally issued for US$39 million and have been swapped into Canadian dollars.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 74     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 16: Long-Term Debt [cont’d]
(c) Aliant
All debentures and notes are unsecured. The bonds ($185 million in 2005 and 2004) are secured by deeds of trust and mortgage, and by supplemental deeds. These instruments contain a first fixed and specific mortgage, a pledge and charge upon all real and tangible property and equipment, which includes inventory and all capital investments except software, and all rights and licences related to that property of Aliant Telecom Inc. based on province of issue. The bonds also provide, based on province of issue, a floating charge on all future real and tangible property of Aliant Telecom Inc. and all revenues and proceeds derived from that property. Aliant Telecom Inc. has swapped $100 million of debt from fixed to floating interest rates.
     In addition, they have also issued swaptions related to two outstanding issues of long-term debt with a total notional amount of $90 million. The swaptions will permit the counterparty to enter into interest rate swap transactions. If exercised, these swaptions will involve the payment of fixed interest rates in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.
RESTRICTIONS
Some of the debt agreements:
• impose covenants and new issue tests.
We are in compliance with all conditions and restrictions.
Note 17: Other Long-Term Liabilities

	NOTE	2005	2004

Future income taxes	7	687	275
Accrued benefit liability	22	1,526	1,425
Deferred revenue on long-term contracts		113	184
Deferred contract payments		199	254
Other		544	615

Total other long-term liabilities		3,069	2,753

Note 18: Non-Controlling Interest

	2005	2004

Non-controlling interest in subsidiaries:
Aliant	585	640
ExpressVu	295	259
Bell Nordiq	150	143
Other	10	15

	1,040	1,057

Preferred shares issued by subsidiaries:
Aliant	172	172

	1,212	1,229

BELL CANADA 2005 FINANCIAL INFORMATION

p. 75
Note 19: Financial Instruments
DERIVATIVES
We use derivative instruments to manage our exposure to interest rate risk, foreign currency risk and changes in the price of BCE Inc. common shares that may be issued under our compensation plans (SCPs and DSUs). We do not use derivative instruments for speculative purposes. Since we do not trade actively in derivative instruments, we are not exposed to any significant liquidity risks relating to them.
The following derivative instruments were outstanding at December 31, 2005:
• cross-currency swaps and forward contracts that hedge foreign currency risk on a portion of our long-term debt
• interest rate swaps that hedge interest rate risk on a portion of our long-term debt
• forward contracts that hedge foreign currency risk on anticipated transactions
• forward contracts on BCE Inc. common shares that hedge the fair-value exposure related to SCPs and DSUs.
CREDIT RISK
We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. We expect that they will be able to meet their obligations because we deal with institutions that have strong credit ratings and we regularly monitor our credit risk and credit exposure.
     There was minimal credit risk relating to derivative instruments at December 31, 2005.
     We are also exposed to credit risk from our customers, but the concentration of this risk is minimized because we have a large and diverse customer base.
CURRENCY EXPOSURES
We use cross-currency swaps and forward contracts to hedge debt that is denominated in foreign currencies. We also use forward contracts to hedge foreign currency risk on anticipated transactions. Derivatives that qualify for hedge accounting, and the underlying hedged items, are marked-to-market at current rates.
     The principal amount to be received under currency contracts was US$528 million at December 31, 2005. The principal amount to be paid under these contracts was $706 million at December 31, 2005.
INTEREST RATE EXPOSURES
We use interest rate swaps to manage the mix of fixed and floating interest rates on our debt. We have entered into interest rate swaps with a notional amount of $800 million, as follows:
• $700 million in interest rate swaps whereby we pay interest at a rate equal to the three-month bankers’ acceptance floating interest rate plus 0.42%. We receive interest on these swaps at a rate of 5.0%. The swaps mature in 2017.
• $100 million in interest rate swap whereby we pay interest at a rate equal to the three-month bankers’ acceptance floating interest rate plus 2.1%. We receive interest on the swap at a rate of 6.8%. The swap matures in 2011.
We have also issued swaptions to permit the counter-party to enter into interest rate swap transactions for a notional amount of $90 million. If exercised, these swaptions will involve the payment of fixed interest rates of 10.5% and 11.1% in exchange for the receipt of the three-month bankers’ acceptance floating rate from 2006 until maturity in 2013.
FAIR VALUE
Fair value is the amount that willing parties would accept to exchange a financial instrument based on the current market for instruments with the same risk, principal and remaining maturity. We base fair values on estimates using present value and other valuation methods.
     These estimates are affected significantly by assumptions we make about the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 76       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 19: Financial Instruments [cont’d]
The carrying value of all financial instruments approximates fair value, except for those noted in the table below.

	2005		2004
	CARRYING		CARRYING
	VALUE	FAIR VALUE	VALUE	FAIR VALUE

Investment in Nortel (1)	24	18	24	21
Long-term debt due within one year	690	694	1,151	1,164
Long-term debt	10,177	11,732	9,166	10,868
Derivative financial instruments, net asset (liability) position:
Forward contracts — BCE Inc. shares	—	(1)	(19)	(21)
Currency contracts (2)	(83)	(111)	(65)	(83)
Interest rate swaps and swaptions	(7)	(17)	(8)	(28)

(1) We have designated 2 million of our approximately 5 million Nortel common shares to manage our exposure to outstanding rights to SCPs.
(2) Currency contracts include cross-currency interest rate swaps and foreign currency forward contracts. Some of the cross-currency interest rate swaps are economic hedges that do not qualify for hedge accounting. We carry these at fair value and all gains or losses are recorded in the statement of operations.
Note 20: Share Capital
PREFERRED SHARES
Bell Canada’s articles of amalgamation, as amended, provide for an unlimited number of Class A Preferred Shares. The terms set out in the articles authorize Bell Canada’s directors to issue Class A Preferred Shares in one or more series and to set the number of shares and conditions for each series.
     The table below is a summary of the principal terms of Bell Canada’s Class A Preferred Shares. Bell Canada’s articles of amalgamation, as amended, describe the terms and conditions of these shares in detail.

								STATED
						NUMBER OF SHARES		CAPITAL
	ANNUAL	CONVER-			REDEMP-		ISSUED	AT
	DIVIDEND	TIBLE	CONVERSION	REDEMPTION	TION		AND OUT-	DECEMBER 31
SERIES	RATE	INTO	DATE	DATE	PRICE	AUTHORIZED	STANDING	2005	2004

15	floating	Series 16	February 1, 2010	At any time	$25.50	24,000,000	1,914,218	48	400
16	4.40%	Series 15	February 1, 2010	February 1, 2010	$25.00	24,000,000	14,085,782	352	—
17	5.25%	Series 18	May 1, 2006	May 1, 2006	$25.00	22,000,000	14,000,000	350	350
18	floating	Series 17	May 1, 2011	At any time	$25.50	22,000,000	—	—	—
19	5.55%	Series 20	August 1, 2006	August 1, 2006	$25.00	22,000,000	14,000,000	350	350
20	floating	Series 19	August 1, 2011	At any time	$25.50	22,000,000	—	—	—

								1,100	1,100

Voting Rights
All of the issued and outstanding preferred shares at December 31, 2005 were non-voting, except under special circumstances when the holders are entitled to one vote per share.
Entitlement to Dividends
At December 31, 2005, holders of Series 15 shares were entitled to floating adjustable cumulative monthly dividends.
     Holders of Series 16, 17 and 19 shares were entitled to fixed cumulative quarterly dividends. The dividend rate is reset every five years, as set out in Bell Canada’s articles of amalgamation.
     If Series 18 and 20 shares are issued, their holders will be entitled to floating adjustable cumulative monthly dividends.
Conversion Features
All of the issued and outstanding preferred shares at December 31, 2005 are convertible at the holder’s option into another associated series of preferred shares on a one-for-one basis according to the terms set out in Bell Canada’s articles of amalgamation.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 77
Redemption Features
Bell Canada may redeem Series 15 shares at any time.
     Bell Canada may redeem Series 16, 17 and 19 shares on the redemption date and every five years after that date.
     If Series 18 and 20 shares are issued, Bell Canada may redeem them at any time.
COMMON SHARES
Bell Canada’s articles of amalgamation, as amended, provide for an unlimited number of voting common shares.
     The table below provides details about the outstanding common shares of Bell Canada.

	2005		2004
	NUMBER	STATED	NUMBER	STATED
	OF SHARES	CAPITAL	OF SHARES	CAPITAL

Outstanding, beginning of year	355,346,988	7,689	355,346,988	7,602
Shares purchased for cancellation (a)	—	—	(355,346,988)	(7,602)
Shares issued (a)	—	—	355,346,988	7,256
Transfer from contributed surplus (b)	—	—	—	433

Outstanding, end of year	355,346,988	7,689	355,346,988	7,689

(a) In August of 2004, Bell Canada transferred its investment in MTS to BCE Inc. as part of a corporate reorganization which included the exchange by Bell Canada Holdings (BCH) of all of the 355,346,988 common shares with a carrying value of $7,602 million for consideration including 355,346,988 new common shares with a carrying value of $7,256 million. The net result of the corporate reorganization was a decrease in other long-term assets of $327 million and common shares of $346 million, representing the carrying value of the investment in MTS and an adjustment to retained earnings for the difference. These transactions were carried out so BCE Inc. could use capital loss carryforwards to shelter the gain on the sale of the MTS shares.
(b) In December of 2004, BCE made a capital contribution of $433 million to BCH. BCH invested the $433 million in Bell Canada’s contributed surplus. Bell Canada subsequently transferred this amount from contributed surplus to share capital.
CONTRIBUTED SURPLUS

	2005	2004

Balance, beginning of year	528	512
Capital contribution by BCH	—	433
Transfer to common shares	—	(433)
Compensation cost for stock options	10	16

Balance, end of year	538	528

Note 21: Stock-Based Compensation Plans
EMPLOYEE SAVINGS PLANS
ESPs are designed to encourage employees of Bell Canada and its participating subsidiaries to own shares of BCE Inc. Each year, employees who participate in the plans can choose to have up to a certain percentage of their annual earnings withheld through regular payroll deductions to buy BCE Inc. common shares. In some cases, the employer will also contribute up to a maximum percentage of the employee’s annual earnings to the plan.
     Each participating company decides on its maximum percentages. For Bell Canada, employees can contribute up to 12% of their annual earnings. Bell Canada contributes up to 2%.
     The trustee of the ESPs buys BCE Inc. common shares for the participants on the open market, by private purchase or from BCE Inc. (where the shares are issued from Treasury). BCE Inc. chooses the method the trustee uses to buy the shares.
     There were 32,646 employees participating in the plans at December 31, 2005. The total number of common shares bought for employees was 5,845,510 in 2005 and 6,437,429 in 2004. The compensation expense related to ESPs was $36 million in 2005 and 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 78      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 21: Stock-Based Compensation Plans [cont’d]
STOCK OPTIONS
Under BCE Inc.’s long-term incentive programs, BCE Inc. may grant options to key Bell Canada employees to buy BCE Inc. common shares. The subscription price is usually equal to the market value of the shares on the last trading day before the grant comes into effect.
     For options granted before January 1, 2004, the right to exercise options generally vests or accrues at 25% a year for four years of continuous employment from the date of grant, unless a special vesting period applies. Options become exercisable when they vest and can generally be exercised for a period of up to 10 years from the date of grant.
     For most options granted after January 1, 2004, the right to exercise options vests after two and three years of continuous employment from the date of grant and if a specific company wide performance target is met. Options become exercisable when they vest and can be exercised for a period of up to six years from the date of grant. Subject to achieving this specific performance target, 50% of the options will vest after two years and the remaining 50% after three years.
Special vesting provisions may apply if:
• there is a change of control of BCE Inc. and the option holder’s employment ends under certain circumstances
• the option holder is employed by a designated subsidiary of BCE Inc., and BCE Inc.’s ownership interest in that subsidiary falls below the percentage set out in the program.
When the Nortel common shares were distributed in May 2000, each outstanding BCE Inc. stock option was cancelled and replaced by two new stock options. The first option gives the holder the right to buy one BCE Inc. common share. The second option gives the holder the right to buy approximately 1.57 post-split common shares of Nortel (Nortel option) at exercise prices that maintain the holder’s economic position.
The table below is a summary of the status of BCE Inc.’s stock option programs.

	2005		2004
		WEIGHTED		WEIGHTED
		AVERAGE		AVERAGE
	NUMBER	EXERCISE	NUMBER	EXERCISE
	OF SHARES	PRICE ($)	OF SHARES	PRICE ($)

Outstanding, January 1	18,657,530	$32	15,769,753	$32
Granted	1,367,700	$28	4,280,800	$30
Exercised	(903,604)	$22	(668,398)	$16
Forfeited	(1,029,167)	$34	(940,920)	$33
Transfers in/out	(349,183)	$31	246,295	$32

Outstanding, December 31	17,743,276	$32	18,687,530	$32

Exercisable, December 31	9,876,283	$35	8,520,041	$34

The table below shows you more about BCE Inc.’s stock option programs at December 31, 2005.

	STOCK OPTIONS OUTSTANDING			STOCK OPTIONS EXERCISABLE
		WEIGHTED	WEIGHTED		WEIGHTED
		AVERAGE	AVERAGE		AVERAGE
		REMAINING	EXERCISE		EXERCISE
RANGE OF EXERCISE PRICES	NUMBER	LIFE	PRICE ($)	NUMBER	PRICE ($)

Below $20	311,132	3.32 years	$17	311,132	$17
$20–$29	9,325,768	5.71 years	$29	2,202,030	$28
$30–$39	4,537,146	5.79 years	$34	3,793,891	$34
Over $40	3,569,230	4.77 years	$41	3,569,230	$41

	17,743,276	5.5 years	$32	9,876,283	$35

BELL CANADA 2005 FINANCIAL INFORMATION

p. 79
ASSUMPTIONS USED IN STOCK OPTION PRICING MODEL
The table below shows the assumptions used to determine the stock-based compensation expense using the Black-Scholes option pricing model.

	2005	2004

Compensation expense ($ millions)	11	16
Number of stock options granted	1,367,700	4,280,800
Weighted average fair value per option granted ($)	3	4
Weighted average assumptions
Dividend yield	4.4%	4.0%
Expected volatility	19%	27%
Risk-free interest rate	3.6%	3.2%
Expected life (years)	3.5	3.6
Starting in 2004, most of the stock options granted contain a specific performance target that must be met before the option can be exercised. This is reflected in the calculation of the weighted average fair value per option granted.
RESTRICTED SHARE UNITS
In 2004, BCE Inc. granted RSUs to executives and other key Bell Canada employees. The value of an RSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional RSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividend paid on BCE Inc. common shares. Each executive is granted a specific number of RSUs for a given performance period, based on his or her position and level of contribution. At the end of each given performance period, RSUs vest if performance objectives are met or are forfeited.
     Vested RSUs are paid in BCE Inc. common shares purchased on the open market, in cash or through a combination of both, as the holder chooses, as long as individual share ownership requirements are met.
The table below is a summary of the status of RSUs.

	NUMBER OF RSUs
	2005	2004

Outstanding, January 1	1,506,528	—
Granted	397,439	1,497,730
Dividends credited	75,670	46,165
Forfeited	(80,825)	(37,367)

Outstanding, December 31	1,898,812	1,506,528

For the year ended December 31, 2005, we recorded compensation expense for RSUs of $25 million ($16 million in 2004).
SPECIAL COMPENSATION PAYMENTS
Before 2000, when BCE Inc. granted options to executives and other key employees, related rights to SCPs were also often granted. SCPs are cash payments representing the amount that the market value of the shares on the date of exercise of the related options exceeds the exercise price of these options.
     When the distribution of Nortel common shares was made in 2000, the outstanding options were cancelled and replaced with options to buy BCE Inc. common shares and options to buy Nortel common shares. The related SCPs were adjusted accordingly.
     For each right to an SCP held before the distribution, right holders now have rights related to both BCE Inc. and Nortel common shares.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 80       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 21: Stock-Based Compensation Plans [cont’d]
The number of SCPs outstanding at December 31, 2005 was:
•	293,426 relating to BCE Inc. common shares
•	21,370,578 relating to Nortel common shares.
All of the outstanding SCPs cover the same number of shares as the options that they relate to. It is the employer’s responsibility to make the payments under the SCPs. There was income related to SCPs of $2 million in 2005, $6 million in 2004. These amounts included the recovery of SCP expense as a result of forfeitures in the amounts of $2 million and $10 million for the years 2005 and 2004 respectively.
DEFERRED SHARE UNITS
Eligible bonuses may be paid in the form of DSUs when executives or other key employees elect or are required to participate in the plan. For non-management directors, their compensation is paid in DSUs until the minimum share ownership requirement is met or as elected by the directors thereafter.
     The value of a DSU is always equal to the value of one BCE Inc. common share. Dividends in the form of additional DSUs are credited to the participant’s account on each dividend payment date and are equivalent in value to the dividends paid on BCE Inc. common shares.
     DSUs are paid in BCE Inc. common shares purchased on the open market following the cessation of a participant’s employment or when a director leaves the board.
The table below is a summary of the status of DSUs.

	NUMBER OF DSUs
	2005	2004

Outstanding, January 1	380,601	263,781
Granted	91,550	159,317
Dividends credited	17,801	16,355
Payments	(94,246)	(58,852)

Outstanding, December 31	395,706	380,601

For the year ended December 31, 2005, we recorded a compensation expense for DSUs of $1 million ($3 million in 2004).
Note 22: Employee Benefit Plans
We provide pension, other retirement and post-employment benefits for almost all of our employees. These include DB pension plans, plans that provide other employee future benefits and DC pension plans.

	2005	2004

Pension benefits:
DB plans cost	243	66
DC plans cost	20	9
Other future benefits	126	160

Net benefit plans cost	389	235

BELL CANADA 2005 FINANCIAL INFORMATION

p. 81
COMPONENTS OF DEFINED BENEFIT PLANS COST
The table below shows the defined benefit plans cost before and after recognizing its long-term nature. The recognized net benefit plans cost reflects the amount reported in our statements of operations and is calculated according to our accounting policy.

	PENSION BENEFITS		OTHER BENEFITS
	2005	2004	2005	2004

Current service cost	202	213	35	31
Interest cost on accrued benefit obligation	837	770	109	103
Actual return on plan assets	(1,517)	(1,017)	(12)	(4)
Past service costs arising during period	—	75	(119)	14
Actuarial loss on accrued benefit obligation	1,709	748	494	103

Elements of employee future benefit plans cost, before recognizing its long-term nature	1,231	789	507	247

Excess (deficiency) of actual return over expected return (1)	618	108	2	(6)
Deferral of amounts arising during period:
Past service costs	—	(75)	119	(14)
Actuarial loss on accrued benefit obligation	(1,709)	(748)	(494)	(103)
Amortization of previously deferred amounts:
Past service costs	12	9	1	—
Net actuarial losses	85	22	—	—
Transitional (asset) obligation	5	(42)	35	36
Curtailment gain (2)	—	—	(44)	—

Adjustments to recognize long-term nature of employee future benefit plans credit	(989)	(726)	(381)	(87)

Other	1	3	—	—

DB plans cost, recognized	243	66	126	160

(1) The expected return on plan assets for a given year is calculated based on the market-related value of plan assets at the beginning of that year. The market-related value of pension plan assets was $12,290 million at January 1, 2005 and $12,435 million at January 1, 2004.
(2) 2005 includes a curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 82      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 22: Employee Benefit Plans [cont’d]
COMPONENTS OF ACCRUED BENEFIT ASSET (LIABILITY)
The table below shows the change in benefit obligations, change in fair value of plan assets and the funded status of the DB plans.

	PENSION BENEFITS		OTHER BENEFITS
	2005	2004	2005	2004

Accrued benefit obligation, beginning of year	13,714	11,936	1,752	1,596
Current service cost	202	213	35	31
Interest cost on accrued benefit obligation	837	770	109	103
Actuarial losses	1,709	748	494	103
Benefit payments	(870)	(703)	(93)	(81)
Employee contributions	6	3	—	—
Special termination costs (1)	(17)	660	(21)	(12)
Plan amendment (2)	—	75	(119)	14
Transfers from DC pension plans	221	—	—	—
Other	—	12	—	(2)

Accrued benefit obligation, end of year	15,802	13,714	2,157	1,752

Fair value of plan assets, beginning of year	12,391	11,990	137	133
Actual return on plan assets	1,517	1,017	12	4
Benefit payments	(870)	(703)	(93)	(81)
Employer contributions	193	78	93	81
Employee contributions	6	3	—	—
Transfers from DC pension plans	221
Other	(13)	6	—	—

Fair value of plan assets, end of year	13,445	12,391	149	137

Plan deficit	(2,357)	(1,323)	(2,008)	(1,615)
Unamortized net actuarial losses	3,501	2,516	489	48
Unamortized past service costs	126	139	(2)	16
Unamortized transitional (asset) obligation	(17)	(12)	230	279

Accrued benefit asset (liability), end of year	1,253	1,320	(1,291)	(1,272)

Accrued benefit asset included in other long-term assets	1,487	1,473	—	—
Accrued benefit liability included in other long-term liabilities	(235)	(153)	(1,291)	(1,272)

(1) Costs in 2004 relate to the employee departure programs announced at Bell Canada. See Note 4, Restructuring and Other Items, for more information.
(2) 2005 includes a curtailment gain associated with the phase-out, over the next three years, of a discretionary allowance program.
Costs in 2004 mainly relate to DB pension plan amendments at Aliant whereby certain bargaining unit employees and eligible management employees were awarded past service benefits.
For DB pension plans with an accrued benefit obligation that was more than plan assets:
• the accrued benefit obligation was $15,802 million at December 31, 2005, and $13,714 million at December 31, 2004
• the fair value of plan assets was $13,445 million at December 31, 2005, and $12,391 million at December 31, 2004
For DB pension plans with an accrued benefit obligation that was less than plan assets:
• the accrued benefit obligation was nil at December 31, 2005, and at December 31, 2004
• the fair value of plan assets was nil at December 31, 2005, and at December 31, 2004
BELL CANADA 2005 FINANCIAL INFORMATION

p. 83
SIGNIFICANT ASSUMPTIONS
We used the following key assumptions to measure the accrued benefit obligation and the net benefit plans cost for the DB pension plans and plans that provide other employee future benefits. These assumptions are long-term, which is consistent with the nature of employee benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
	2005	2004	2005	2004

At December 31
Accrued benefit obligation:
Discount rate, end of year	5.2%	6.2%	5.2%	6.2%
Rate of compensation increase, end of year	3.0%	3.5%	3.0%	3.5%

For the year ended December 31
Net benefit plans cost:
Discount rate, end of preceding year	6.2%	6.5%	6.2%	6.5%
Expected return on plan assets, end of preceding year	7.5%	7.5%	7.5%	7.5%
Rate of compensation increase, end of preceding year	3.5%	3.5%	3.5%	3.5%

We assumed the following trend rates in health-care costs:
• an annual rate of increase of 4.5% in the cost per person of covered health-care benefits for 2005 and the foreseeable future
• an annual rate of increase of 10.5% in the cost of medication for 2005 and a gradual decline to 4.5% over six years.
Assumed trend rates in health-care costs have a significant effect on the amounts reported for the health-care plans. The table below, for example, shows the effect of a 1% change in the assumed trend rates in health-care costs.

	1%	1%
	INCREASE	DECREASE

Effect on other benefits — total service and interest cost	19	(18)
Effect on other benefits — accrued obligation	230	(216)

PENSION PLAN ASSETS
The investment strategy for the major benefit plans is to maintain a diversified portfolio of assets, invested in a prudent manner to maintain the security of funds while maximizing returns within our guidelines. The expected rate of return assumption is based on our target asset allocation policy and the expected future rates of return on these assets. The table below shows the allocation of our pension plan assets at December 31, 2005 and 2004, target allocations for 2005 and the expected long-term rate of return by asset class.

				WEIGHTED
	WEIGHTED			AVERAGE
	AVERAGE			EXPECTED
	TARGET	PERCENTAGE OF PLAN ASSETS		LONG-TERM
	ALLOCATION	AT DECEMBER 31		RATE OF RETURN
ASSET CATEGORY	2005	2005	2004	2005

Equity securities	45%—65%	59%	57%	9.0%
Debt securities	35%—55%	41%	43%	5.5%

Total/average		100%	100%	7.5%

Equity securities included approximately $61 million of BCE Inc. common shares or 0.4% of total plan assets at December 31, 2005, and approximately $94 million of BCE Inc. common shares or 0.7% of total plan assets at December 31, 2004.
     Debt securities included approximately $14 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2005, and approximately $8 million of BCE Inc. and affiliates’ debentures or 0.1% of total plan assets at December 31, 2004.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 84      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 22: Employee Benefit Plans [cont’d]
ESTIMATED FUTURE BENEFIT PAYMENTS
The table below shows the estimated future defined benefit payments for the next 10 years as at December 31, 2005.

	PENSION	OTHER
	BENEFITS	BENEFITS

2006	883	97
2007	904	102
2008	925	107
2009	946	114
2010	966	120
2011—2015	5,112	693

Total estimated future benefit payments	9,736	1,233

CASH FLOWS
We are responsible for adequately funding our DB pension plans. We make contributions to them based on various actuarial cost methods that are permitted by pension regulatory bodies. Contributions reflect actuarial assumptions about future investment returns, salary projections and future service benefits.
     We contribute to the DC pension plans as employees provide service.
     The table below shows the amounts we contributed to the DB and DC pension plans and the payments made to beneficiaries under other employee future benefit plans.

	PENSION BENEFITS		OTHER BENEFITS
	2005	2004	2005	2004

Aliant	172	67	5	4
Bell Canada	27	20	88	77

Total	199	87	93	81

Comprised of:
Contributions to DB plans	193	78	93	81
Contributions to DC plans	6	9	—	—

We expect to contribute approximately $450 million to the DB pension plans in 2006, subject to actuarial valuations being completed. We expect to pay approximately $100 million to beneficiaries under other employee benefit plans in 2006. We expect to contribute approximately $25 million to the DC pension plans in 2006.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 85
Note 23: Related Party Transactions

	2005	2004

PURCHASE OF EQUIPMENT, SUPPLIES AND SERVICES
CGI (a)	556	563
Telesat (b)	26	64
Bell Globemedia (c)	43	37
Emergis (d)	—	23
Entourage Technology Solutions Inc. (Entourage) (e)	36	152
BCE Corporate Services Inc. (BCECS) (f)	13	13
Other	5	—

SALE OF EQUIPMENT AND SERVICES
CGI (a)	114	103
Bell Globemedia (c)	25	20
Emergis (d)	—	40
Entourage (e)	7	32

(a) As at December 31, 2005, BCE has accounted for CGI (previously a BCE joint venture) as a discontinued operation and no longer proportionately consolidates its financial results. The sale was finalized on January 12, 2006, as a result BCE’s ownership in CGI decreased from 29.8% to 8.6%.
(b) Telesat is a wholly owned subsidiary of BCE.
(c) Bell Globemedia is a subsidiary of BCE. BCE owns 68.5% of the company.
(d) Before BCE sold Emergis, in June 2004, it was a subsidiary of BCE. BCE owned 63.9% of the company.
(e) Entourage (renamed Bell Technical Solutions Inc. on October 25, 2005) was previously an equity investment of Bell Canada, in which we owned 33% of the company. As at May 2005, Entourage is a wholly-owned subsidiary of Bell Canada.
(f) BCECS is a wholly-owned subsidiary of BCE.
The table below shows the balances we have with related parties.

	2005	2004

Accounts receivable	16	45
Notes receivable from parent company	498	498
Accounts payable	23	39
Dividends payable to parent company	438	374
Debt due within one year	96	77
Long-term debt	339	387

LOSS MONETIZATION TRANSACTIONS
Bell Canada realizes tax savings by using strategies to take advantage of tax losses within the BCE group of companies. The transactions described below are all part of a tax loss consolidation strategy that follows the transaction steps laid out in advanced tax rulings.
BCE INC., 4257111 CANADA INC. AND BELL MOBILITY INC. (BELL MOBILITY) LOSS MONETIZATION TRANSACTION
On September 16, 2005, BCE Inc. advanced $17 billion to Bell Mobility, a wholly-owned subsidiary of Bell Canada, through a subordinated interest-bearing demand loan basis. Bell Mobility used the proceeds to acquire preferred shares from 4257111 Canada Inc., a wholly-owned subsidiary of BCE Inc. 4257111 Canada Inc. used the proceeds to advance $17 billion to BCE Inc. through an interest-free demand loan, the funds being used by BCE Inc. to repay the daylight loan previously granted to make the initial demand loan.
     For 2005, the interest rate on the interest bearing loan is equal to 4.96%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of each year.
     Bell Mobility has the legal right and intention to offset the demand loan payable to BCE Inc. and the investment in preferred shares of 4257111 Canada Inc. As a result, these items and the related interest expense and dividend income have been presented on a net basis. The tax savings are distributed as an additional dividend and distributed back to BCE Inc. at the end of each quarter.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 86       NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 23: Related Party Transactions [cont’d]
BELL CANADA INTERNATIONAL INC. (BCI) LOSS MONETIZATION TRANSACTION
On April 15, 2005, 3787915 Canada Inc., a wholly-owned subsidiary of Bell Canada, acquired $17 billion in preferred shares from 3787923 Canada Inc., a wholly-owned subsidiary of BCI. 3787923 Canada Inc. used the proceeds to advance $17 billion to BCI through a subordinated interest-free loan. BCI then advanced $17 billion to 3787915 Canada Inc. by way of a subordinated interest-bearing demand loan, the funds being used to repay a daylight loan granted to 3787915 Canada Inc. to make the initial preferred share investment. The dividend rate on the preferred shares was equal to 5.1%, which was essentially the same as the interest rate on the loan.
     This transaction was unwound on August 18, 2005. The transaction received the approval of the Ontario Superior Court of Justice, which is supervising BCI’s voluntary plan of arrangement pursuant to which BCI is monetizing its assets and resolving outstanding claims against it, with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the company.
     3787915 Canada Inc. had the legal right and intention to offset the demand loan payable to BCI and the investment in preferred shares of 3787923 Canada Inc. As a result, these items and the related interest expense and dividend income are presented on a net basis. The tax savings of $99 million resulting from the interest expense are presented as a reduction of income tax expense.
     BCI will be compensated for the use of its losses by Bell Canada through a capital contribution that will be made by BCE Inc. for 88% of the realized tax savings.
BCE INC., 3787842 CANADA INC. AND BELL CANADA LOSS MONETIZATION TRANSACTION
In the fourth quarter of 2002, BCE advanced $12 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares from 3787842 Canada Inc., a wholly-owned subsidiary of BCE Inc., 3787842 Canada Inc. then advanced $12 billion to BCE through an interest-free subordinated demand loan.
     In the second quarter of 2003, BCE advanced an additional $7 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire more preferred shares in 3787842 Canada Inc. 3787842 Canada Inc. then advanced $7 billion to BCE through an interest-free subordinated loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $7 billion during 2004.
     For 2005, the effective interest rate on the loans was equal to 4.56%, which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
     We have the legal right and intention to offset the demand loans payable to BCE and the investment in preferred shares of 3787842 Canada Inc. Because we intend to do this, we have presented these items and the related interest expense and dividend income on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense. The tax savings are distributed as an additional dividend on common shares at the end of each quarter.
     On August 1, 2005, all amounts outstanding under this tax loss consolidation strategy were settled.
BCH, 4047974 CANADA INC. AND BELL CANADA LOSS MONETIZATION TRANSACTION
In the second quarter of 2002, BCH advanced $5 billion in cash to us through a subordinated interest-bearing demand loan. We used the proceeds to acquire preferred shares in 4047974 Canada Inc., a wholly-owned subsidiary of BCH. 4047974 Canada Inc. then advanced $5 billion to BCH through an interest-free subordinated demand loan.
     The principal amounts outstanding under this tax loss consolidation savings strategy were reduced to $2.5 billion in the first quarter of 2003, to $1.2 billion in the third quarter of 2003 and to $600 million in the fourth quarter of 2003.
     For 2005, the interest rate on the loan was equal to 4.25% which is essentially the same as the dividend rate on the preferred shares. The interest rate and the dividend rate are reset at the beginning of every year.
BELL CANADA 2005 FINANCIAL INFORMATION

p.87
     We have the legal right and intention to offset the demand loan payable to BCH and the investment in preferred shares of 4047974 Canada Inc. Because we intend to do this, we have presented these items, and the related interest expense and dividend income, on a net basis. The tax savings resulting from the interest expense is presented as a reduction of the income tax expense.
Note 24: Commitments and Contingencies
CONTRACTUAL OBLIGATIONS
The table below is a summary of our contractual obligations at December 31, 2005 that are due in each of the next five years and after 2010.

	2006	2007	2008	2009	2010	THEREAFTER	TOTAL

Long-term debt (excluding capital leases)	528	613	908	967	1,007	5,599	9,622
Notes payable and bank advances	146	–	–	–	–	–	146
Capital leases	162	151	108	99	103	622	1,245
Operating leases	218	200	180	163	130	689	1,580
Commitments for capital expenditures	96	42	7	1	1	–	147
Purchase obligations	1,392	974	689	244	143	475	3,917
Other long-term liabilities (including current portion)	55	64	61	74	–	–	254

Total	2,597	2,044	1,953	1,548	1,384	7,385	16,911

Long-term debt and notes payable and bank advances include $28 million drawn under our committed credit facilities. They do not include $311 million of letters of credit. The total amount available under these committed credit facilities and under our commercial paper programs, including the amount currently drawn, is $1.6 billion. Current commercial paper credit lines expire during August 2008.
     The imputed interest to be paid on capital leases is $620 million.
     Rental expense relating to operating leases was $311 million in 2005 and $353 million in 2004.
     Purchase obligations consist mainly of contractual obligations under service contracts. Our commitments for capital expenditures include investments to expand and update our networks, and to meet customer demand.
     Other long-term liabilities included in the table relate to Bell Canada’s future payments over the remaining life of its contract with Amdocs Canadian Managed Services, Inc. (formerly Certen Inc.) for the development of Bell Canada’s billing system. The total amount was $254 million at December 31, 2005.
     At December 31, 2005, we had other long-term liabilities that were not included in the table, including an accrued employee benefit liability, future income tax liabilities, deferred revenue and gains on assets and various other long-term liabilities.
     We did not include the accrued employee benefit liability and future income tax liabilities in the table because we cannot accurately determine the timing and amount of cash needed for them. This is because:
• future contributions to the pension plans depend largely on how well they are funded. This varies based on the results of actuarial valuations that are performed periodically and on the investment performance of the pension fund assets.
• future payments of income taxes depend on the amount of taxable earnings and on whether there are tax loss carryforwards available to reduce income tax liabilities.
We did not include deferred revenue and gains on assets in the table because they do not represent future cash payments.
BELL CANADA 2005 FINANCIAL INFORMATION

p.88
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Note 24: Commitments and Contingencies
[cont’d]
COMMITMENT UNDER THE CRTC DEFERRAL MECHANISM
The total balance of Bell Canada’s and Aliant’s deferral obligation at December 31, 2005 is estimated to be approximately $107 million. This amount represents Bell Canada’s and Aliant’s estimated annual commitment under the deferral account mechanism, calculated in terms of permanent rate reductions, from January 1, 2006 onwards. The amount in the account can be cleared by means of permanent rate reductions or other initiatives, including capital initiatives as directed by the CRTC. The deferral account obligation will change as amounts are added to the account or the CRTC approves initiatives that serve to reduce the deferral account obligation, and any amounts remaining in the deferral accounts will bear interest at the Incumbent Local Exchange Carrier’s (ILEC) short-term cost of debt each year until disposition.
LITIGATION
We become involved in various claims and litigation as a part of our business.
     While we cannot predict the final outcome of claims and litigation that were pending at December 31, 2005, based on information currently available, management believes that the resolution of these claims and litigation will not have a material and negative effect on our consolidated financial position or results of operations.
Note 25: Guarantees
As a regular part of our business, we enter into agreements that provide for indemnifications and guarantees to counterparties that may require us to pay for costs and losses incurred in various types of transactions. We cannot reasonably estimate the maximum potential amount we could be required to pay counterparties. While some of the agreements specify a maximum potential exposure, many do not specify a maximum amount or limited period. The amount also depends on the outcome of future events and conditions, which cannot be predicted. Historically, we have not made any significant payments under these indemnifications or guarantees.
The following table represents guarantees that Bell Canada has entered into which have a fixed maximum potential exposure, and their respective terms.

	2006	2007	2008	2009	2010 +	INDEFINITE	TOTAL

Sale of assets and businesses	–	15	–	–	1,502	134	1,651
Sale of services	10	15	10	91	55	–	181
Purchase and development of assets	–	–	–	1	–	10	11
Other	–	–	–	–	–	12	12

Total Guarantees	10	30	10	92	1,557	156	1,855

Bell Canada also has guarantees where no maximum potential amount is specified.
BELL CANADA 2005 FINANCIAL INFORMATION

p.89
SALE OF ASSETS AND BUSINESSES
As part of transactions involving business dispositions and sales of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, environmental liabilities, changes in or in the interpretation of laws and regulations (including tax legislation), valuation differences, earn-out guarantees if the disposed business does not meet specific targets, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.
     A total of $15 million has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2005. Historically, we have not made any significant payments under this type of indemnification or guarantee.
SALE OF SERVICES
In transactions involving sales of services, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2005. Historically, we have not made any significant payments under such indemnifications or guarantees.
PURCHASE AND DEVELOPMENT OF ASSETS
As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2005. Historically, we have not made any significant payments under such indemnifications or guarantees.
OTHER TRANSACTIONS
As part of other transactions, such as securitization agreements and operating leases, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, or changes in or in the interpretation of laws and regulations (including tax legislation).
     No amount has been accrued in the consolidated balance sheet relating to this type of indemnification or guarantee at December 31, 2005. Historically, we have not made any significant payments under such indemnifications or guarantees.
Note 26: Supplemental Disclosure for Statements of Cash Flows

	2005	2004

Interest paid	986	1,383
Income taxes paid (net of refunds)	192	128
Cash provided by (used in) non-cash operating assets and liabilities is as follows:
Accounts receivable	413	(224)
Other current assets	(7)	(106)
Other long-term assets	(82)	(21)
Accounts payable and accrued liabilities	(591)	417
Other long-term liabilities	(109)	20
Other	17	6

	(359)	92

BELL CANADA 2005 FINANCIAL INFORMATION

p. 90
BOARD OF DIRECTORS AS AT MARCH 1, 2006
RICHARD J. CURRIE, O.C.
Toronto, Ontario
Chair of the board, BCE Inc. and Bell Canada.
A director since May 2002 and chair of the management resources and compensation committee.
Chair of Telesat Canada.
ANDRÉ BÉRARD, O.C.
Montréal, Québec
Corporate Director.
A director since January 2003 and a member of the audit committee and the corporate governance committee. A director of BCE Inc. and Telesat Canada.
RONALD A. BRENNEMAN
Calgary, Alberta
President and Chief Executive Officer and a director, Petro-Canada.
A director since November 2003 and a member of the management resources and compensation committee. A director of BCE Inc. and Telesat Canada.
ANTHONY S. FELL, O.C.
Toronto, Ontario
Chairman of the board, RBC Dominion Securities Limited.
A director since January 2003 and a member of the management resources and compensation committee and the corporate governance committee. A director of BCE Inc. and Telesat Canada.
DONNA SOBLE KAUFMAN
Toronto, Ontario
Corporate Director and Lawyer.
A director since January 2003 and chair of the corporate governance committee. A director of BCE Inc. and Telesat Canada.
BRIAN M. LEVITT
Montréal, Québec
Partner and Co-Chair, Osler, Hoskin & Harcourt LLP.
A director since January 2003 and a member of the pension fund committee. A director of BCE Inc. and Telesat Canada.
THE HONOURABLE EDWARD C. LUMLEY, P.C.
South Lancaster, Ontario
Vice Chairman, BMO Nesbitt Burns Inc.
A director since April 2005 and a member of the corporate governance committee. A director of BCE Inc. and Telesat Canada.
JUDITH MAXWELL, C.M.
Ottawa, Ontario
Research Fellow, Canadian Policy Research Networks Inc. A director since December 2000 and a member of the audit committee. A director of BCE Inc. and Telesat Canada.
JOHN H. MCARTHUR
Wayland, Massachusetts
Dean Emeritus, Harvard University Graduate School of Business Administration.
A director since January 2003 and a member of the management resources and compensation committee and the corporate governance committee. A director of BCE Inc. and Telesat Canada.
THOMAS C. O’NEILL, F.C.A.
Don Mills, Ontario
Corporate Director and Chartered Accountant.
A director since January 2003 and chair of the audit committee. A director of BCE Inc. and Telesat Canada.
JAMES A. PATTISON, O.C., O.B.C.
Vancouver, British Columbia
Chairman and Chief Executive Officer, The Jim Pattison Group.
A director since February 2005 and a member of the pension fund committee. A director of BCE Inc. and Telesat Canada.
ROBERT C. POZEN
Boston, Massachusetts
Chairman of the Board, MFS Investment Management. A director since April 2005 and chair of the pension fund committee and a member of the audit committee.
A director of BCE Inc. and Telesat Canada.
MICHAEL J. SABIA
Montréal, Québec
President and Chief Executive Officer and a director, BCE Inc. Chief Executive Officer and a director, Bell Canada.
A director since July 2000. Chair of the board of Bell Globemedia Inc.
A director of Bell ExpressVu Inc. and Telesat Canada.
PAUL M. TELLIER, P.C., C.C., Q.C.
Montréal, Québec
Corporate Director.
A director since March 1996 and a member of the pension fund committee. A director of BCE Inc. and Telesat Canada.
VICTOR L. YOUNG, O.C.
St. John’s, Newfoundland and Labrador
Corporate Director.
A director since January 2003 and a member of the audit committee and the management resources and compensation committee. A director of Aliant Inc., BCE Inc. and Telesat Canada.
BELL CANADA 2005 FINANCIAL INFORMATION

p. 91
CORPORATE OFFICERS
MICHAEL J. SABIA
Chief Executive Officer
GEORGE A. COPE
President and Chief Operating Officer
STEPHEN G. WETMORE
Group President – Corporate Performance and National Markets
FRANK ANDERSON
Senior Vice-President – Systems Delivery
J. TREVOR ANDERSON
Senior Vice-President – Technology
WILLIAM J. BANGERT
Senior Vice President – Enterprise Technology Services and Business Development
MICHAEL T. BOYCHUK
Senior Vice-President and Treasurer
KARYN A. BROOKS
Vice-President and Controller
CHARLOTTE BURKE
Senior Vice-President – Consumer Internet Services
ISABELLE COURVILLE
President – Enterprise
KEVIN W. CRULL
President – Residential Services
PETER DANIEL
Executive Vice-President – Communications and Corporate Marketing
RENATO J. DISCENZA
Senior Vice-President – Enterprise Sales, Ontario
TIMOTHY D. HOUGHTON
Chief Sourcing Officer
LEO W. HOULE
Chief Talent Officer
SALVATORE IACONO
Senior Vice-President – Carrier Services
ELLEN M. MALCOLMSON
Senior Vice-President – Customer Experience
ROBERT ODENDAAL
President – Bell Mobility and Bell Distribution Inc.
PATRICIA A. OLAH
Corporate Secretary
PATRICK PICHETTE
President – Operations
BARRY W. PICKFORD
Senior Vice-President – Taxation
EUGENE ROMAN
Group President – Systems and Technology
CLAUDE ROUSSEAU
Senior Vice-President – Enterprise, Québec Sales and National Government Practice
KAREN H. SHERIFF
President – Small and Medium Business
STEPHEN P. SKINNER
Senior Vice-President – Finance
GARY J. SMITH
President – Bell ExpressVu
IDA TEOLI
Senior Vice-President – National Markets
MARTINE TURCOTTE
Chief Legal Officer
SIIM A. VANASELJA
Chief Financial Officer
MAHES S. WICKRAMASINGHE
Senior Vice President – Corporate Performance and National Markets
JON WIESE
Senior Vice President – Small and Medium Business Marketing
BELL CANADA 2005 FINANCIAL INFORMATION

p. 92
COMMITTEES OF THE BOARD, Members of Committees of the Board
Audit Committee
T.C. O’Neill – Chair
A. Bérard
J. Maxwell
R.C. Pozen
V.L. Young
Corporate Governance Committee
D. Soble Kaufman – Chair
A. Bérard
A.S. Fell
The Honourable E.C. Lumley
J.H. McArthur
Management Resources and Compensation Committee
R.J. Currie – Chair
R.A. Brenneman
A.S. Fell J.H. McArthur
V.L. Young
Pension Fund Committee
R.C. Pozen – Chair
B.M. Levitt
J.A. Pattison
P.M. Tellier
TRADEMARKS:
The following is a list of all our trademarks referred to and used as such in Bell Canada’s 2005 financial information. Aliant is a trademark of Aliant Inc. BCE is a trademark of BCE Inc. The Rings and Head Design, 10-4 & Design, Bell Canada Enterprises corporate logo, Bell, Bell Canada, Bell Globemedia, Bell Making It Simple, Bell Mobility, Bell Nordiq, Bell West, Bell World, Emily, GoTrax, Group Telecom, Kidsmania, Seek & Find, Sympatico, VDN & Design are trademarks of Bell Canada. ExpressVu is a trademark of Bell ExpressVu Limited Partnership. Mobile Browser is a trademark of Bell Mobility Inc. Expertech is a trademark of Expertech Network Installation Inc. Northwestel is a trademark of Northwestel Inc. Infostream is a trademark of Infostream Technologies Inc. Solo and Solo Mobile are trademarks of Solo Branding Inc. Télébec is a trademark of Telebec Limited Partnership. Nimiq and Telesat are trademarks of Telesat Canada. Any other trademarks, or corporate, trade or domain names used in this document are the property of their owners. We believe that our trademarks and domain names are very important to our success. Our exclusive trademark rights are perpetual provided that their registrations are timely renewed and that the trademarks are used in commerce by us or our licensees. We take appropriate measures to protect, renew and defend our trademarks. We also spend considerable time and resources overseeing, registering, renewing, licensing and protecting our trademarks and domain names and prosecuting those who infringe on them. We take great care not to infringe on the intellectual property and trademarks of others.
BELL CANADA 2005 FINANCIAL INFORMATION

WWW.BELL.CA
PRINTED IN CANADA